SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 Table of Contents

1.1 Declaration and identification of the persons responsible for the content of this form	7
2.1/2.2 Identification and compensation paid to the independent auditors:	8
2.3 Other material information:	9
3.1 Financial information:	10
3.2 Non-Accounting Indicators	11
3.3 Events subsequent to December 31, 2009, that could have a material effect on the financial statements for fiscal year 2009:	12
3.4 Policy for the allocation of net income in the last three fiscal years:	13
3.5 Summary of dividends paid and net income retained:	14
3.6 Dividends declared on retained income or reserves constituted in previous fiscal years:	15
3.7 Level of indebtedness:	16
3.8 Company’s total obligations according to maturity date:	17
3.9 Other relevant information:	18
4.1 Risk factors that could influence decisions to invest in the Company's securities:	19
4.2 Expectations regarding a decrease or increase in the Company’s exposure to relevant risks:	25
4.3 Non-confidential and material lawsuits, administrative or arbitration proceedings to which the Company or its subsidiaries are party:	26
4.4 Non-confidential and material lawsuits, administrative or arbitration proceedings to which the Company or its subsidiaries are party and whose counterparties are administrators or former administrators, controlling shareholders or former controlling shareholders, or investors of the Company or its subsidiaries:	31
4.5 Impacts in case of loss and amounts involved in material confidential proceedings to which the Company or its subsidiaries are parties:	32
4.6 Recurrent or related lawsuits, administrative and arbitration proceedings, based on similar facts and lawsuits, in which the Company or its subsidiaries are parties, which are not confidential and are jointly relevant to their business:	33
4.7 Other material contingencies not covered by the previous items:	34
4.8 Information on rules from the foreign issuer’s country of origin and from the country where the securities of the foreign issuer are held in custody:	35
5.1 Quantitative and qualitative disclosure on the market risks to which the Company is exposed, including those related to foreign exchange and interest rates:	36
5.2 Describe the market risk management policy adopted by the Company, its objectives, strategies and instruments:	37
5.3 Significant changes in the main market risks or in the policy for managing financial risks related to the last fiscal year:	38
5.4 Other relevant information:	39

10.1 Management should comment on:	167
10.2 Management should comment on:	176
10.3 Material effects on the Company’s financial statements and results caused by or expected to be caused by the following events:	181
10.4 Management should comment on:	183
10.5 Executive Officers should indicate and comment on critical accounting policies adopted by the Company, including Management’s accounting estimates concerning uncertain and relevant matters to describe the Company’s financial situation and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, the useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for impairment tests on assets and financial instruments.	190
10.6 Internal controls adopted to ensure the preparation of reliable financial statements:	193
10.7 Aspects referring to eventual public offering of shares:	194
10.8 Relevant items not disclosed in the Company's financial statements:	195
10.9 With regard to each item not included in the financial statements indicated in item 10.8, comment on the following:	201
10.10 Main elements of the Company's business plan:	202
10.11 Other factors significantly impacting operating performance that were not identified or commented on in other items of this section.	204
11.1 Projections disclosed and premises	205
11.2 Monitoring of and changes to the disclosed projections	206
12.1 Company’s administrative structure, as established in its Bylaws and internal regulations:	207
12.2 Rules, policies and practices related to the general meetings:	208
12.3 Dates and newspapers for the publication of information required by Law 6,404/76	212
12.4 Rules, policies and practices related to the Board of Directors:	213
12.5 If any, describe the arbitration clause in the Company’s Bylaws for the resolution of conflicts between shareholders and between shareholders and the Company by means of arbitration:	214
12.6. Breakdown and professional experience of managers and members of the audit committee:	215
12.7. Members of statutory committees and audit, financial and compensation committees	220
12.9 Existence of marital or stable relationships or relationships of kinship up to the second degree between any of the managers of the Company or its subsidiaries and parent companies	221
12.10 Relationsahips of subordination, service provision or control in the last three fiscal years between the management of the Company or its subsidiaries, parent companies and others	222
12.11 Agreements (including insurance policies) establishing the payment or refund of expenses incurred by any member of the Company’s management, on account of compensation for damages to third parties or the Company, or due to penalties exacted by government agents or agreements with the purpose of concluding administrative proceedings or lawsuits through the exercise of their duties:	223

12.12 Provide any other information that the Company deems relevant:	224
13.1 Policies and practices for the compensation of members of the board of directors, executive board, fiscal council, statutory committees, audit, risk and financial and compensation committees, addressing the following aspects:	225
13.2 Total compensation of the Board of Directors, Statutory Executive Board and Fiscal Council	228
13.3 Variable compensation in the last three years and compensation expected for the current year for the Board of Directors, Statutory Executive Board and Fiscal Council:	229
13.4 Share-based compensation during the last three fiscal years and expected for the current fiscal year, paid to the members of the Board of Directors and Statutory Executive Board:	230
13.5 State the number of shares or other ownership interests held by members of the Board of Directors, Statutory Executive Board or Fiscal Council, either directly or indirectly, in Brazil or abroad, as well as other securities convertible into shares or or other ownership interests issued by the Company, its direct or indirect controllers, subsidiaries or jointly-owned subsidiaries at the close of the last fiscal year:	231
13.6 Share-based compensation for the Board of Directors and Statutory Executive Board in the last fiscal year and expected for the current fiscal year:	233
13.7 Information regarding stock options held by members of the Board of Directors and Statutory Executive Board at the close of the last fiscal year:	234
13.8 Stock options exercised and stock given as share-based compensation to members of the Board of Directors and the Statutory Executive Board in the last three fiscal years:	235
13.9 Necessary information for the understanding of data disclosed in items 13.6 to 13.8 (including the method used for share and option pricing):	236
13.10 Information on private pension plans granted to Board members and Statutory Executive Officers:	237
13.11 Maximum, minimum and average compensation paid to members of the Board of Directors, Statutory Executive Board and Fiscal Council in the last 3 fiscal years:	239
13.12 Describe all contractual arrangements, insurance policies or compensation mechanisms for management in case of termination or retirement, indicating financial consequences incurred by the Company:	240
13.13 Percentage of total compensation of each body, as recognized in the Company’s results, for members of the Board of Directors, Statutory Executive Board or Fiscal Council that are direct or indirect related parties of the controllers, according to all applicable accounting rules governing the matter:	241
13.14 Amounts paid to members of the Board of Directors, Statutory Executive Board and Fiscal Council, by body, for any reason not related to their position (i.e. commissions, consulting or advisory fees) as recognized in the Company’s results	242

13.15 Amounts recognized in the results of the Company’s direct or indirect controllers, jointly-controlled subsidiaries or subsidiaries, as compensation for members of the Board of Directors, Statutory Executive Board, or Fiscal Council, by body, specifying the type of payment and to whom it was paid:	243
13.16 Other material information:	244
14.1 Describe the Company’s human resources, providing the following information:	245
14.2 Describe any relevant changes to the numbers disclosed in item 14.1 above	249
14.3 Describe the Company’s employee compensation policies, detailing:	250
14.4 Describe the relationship between the Company and the unions:	251
15.1/15.2 Shareholdings:	252
15.3 Capital distribution	261
15.4 The Company may add an organization chart of its controlling shareholders, identifying the direct and indirect controlling shareholders and shareholders who own five percent or more of a given class or type of shares.	262
15.5 Information on shareholders’ agreements regulating the exercise of voting rights or the transfer of Company’s shares that are filed at the Company’s headquarters and to which the controlling shareholder is a party:	263
15.6 Material changes in the interests of other members of the Company’s controlling group and management:	264
15.7 Other material information:	265
16.1 Rules, policies and practices of the Company regarding transactions with related parties (as defined by the accounting rules that address this matter):	266
16.2 Information on transactions with related parties:	267
16.3 In relation to each of the transactions or set of transactions made in the last fiscal year mentioned in item 16.2:	297
17.1 General information on the Company’s capital stock	298
17.2 Increases in Capital Stock	299
17.3 Information on stock splits, reverse splits and bonus issues	300
17.4 Information on reductions in capital stock	301
17.5 Other material information:	302
18.1 Stock rights	303
18.2 Statutory rules that limit the voting rights of key shareholders or that oblige them to hold a public offer for the acquisition of shares:	304
18.3 Exceptions and restrictive clauses relative to equity or political rights set forth in the bylaws:	305
18.4 Trading volume and the highest and lowest share prices traded	306
18.5 Other securities issued by the Company	307

18.6 Brazilian markets in which the Company’s securities can be traded:	313
18.7 Securities admitted for trading overseas:	314
18.8 Public issues held by the Company or by third parties, including parent companies, subsidiaries and affiliated companies, related to the Company’s securities:	315
18.9 Public offers by the Company for the acquisition of shares issued by third parties:	316
18.10 Other material information:	317
19.1 Information on Company share buyback programs	318
19.2 Changes in treasury securities	320
19.3 Information on treasury securities on December 31, 2009	321
19.4 Other material information	322
20.1 Securities trading policY	323
20.2 Other material information	324
21.1 Rules, requirements or internal procedures adopted by the Company to ensure that the information to be publicly disclosed is collected, processed and reported in an accurate and timely manner.	325
21.2 The Company’s disclosure policy for material acts or facts (including the procedures related to the confidentiality of undisclosed material information):	326
21.3 Officers responsible for the implementation, maintenance, evaluation and monitoring of the information disclosure policy	327
21.4 Other material information:	328
22.1 The acquisition or sale of any material asset not considered a normal operation in the Company's businesses:	329
22.2 Material changes in the execution of the Company’s businesses:	330
22.3 Relevant contracts signed by the Company and its subsidiaries which are not directly related to its operational activities:	331
22.4 Other material information:	332

1.1 - Declaration and identification of the persons responsible for the content of this form

Name of the person responsible for the content of the form	PAULO PENIDO PINTO MARQUES
Position	Investor Relations Officer

Name of the person responsible for the content of the form	BENJAMIN STEINBRUCH
Position	Chief Executive Officer

The above Officers declare that:

a. they have reviewed this reference form;

b. all the information contained herein is in compliance with CVM Rule 480, particularly articles 14 to 19 of same;

c. said information gives a true, accurate and complete picture of the Company's economic and financial situation, the risks inherent to its activities and its securities.

2.1/2.2 - Identification and compensation paid to the independent auditors:

CVM code	418-9
Name	KPMG Auditores Independentes
Individual Taxpayer’s Registry (CPF) or Corporate Taxpayer’s ID (CNPJ)	57.755.217/0001-29
Services provided on	04/02/2007
Specialist responsible for the services	Anselmo Neves Macedo
Specialist’s CPF (individual taxpayer’s ID)	033.169.788-28
Address	Rua Dr. Renato Paes de Barros, 33, 17[o] andar, Itaim Bibi, São Paulo, SP, Brasil, CEP 04530-940
Description of services provided	Audit
Total compensation paid to the independent auditors by service	The total amount of compensation paid to KPMG Auditores Independentes for auditing services provided in the fiscal year ended December 31, 2009, was R$4,685 thousand

2.3 Other material information:

None.

3.1 - Financial information:

R$	December 31, 2009	December 31, 2008	December 31, 2007
Shareholders’ equity	5,510,433,000.00	6,662,589,000.00	7,542,261,000.00
Total assets	29,167,224,000.00	31,497,439,000.00	27,045,454,000.00
Net revenues	10,978,364,000.00	14,002,871,000.00	11,440,982,000.00
Gross profit	4,190,272,000.00	6,979,367,000.00	4,763,092,000.00
Net income	2,598,665,000.00	5,774,149,000.00	2,922,350,000.00
Number of ex-treasury shares (units)	728,958,000	758,670,000	256,490,000
Book value per share (R$)	7.560000	8.780000	29.410000
Earnings per share	3.560000	7.610000	11.390000

3.2  Non-Accounting Indicators

  a) amount and b) conciliation between the amounts disclosed and the amounts in the audited financial statements:

		Consolidated
		2009	2008	2007
	Net Income for the period	2,598,665	5,774,149	2,922,350

(-)	Net financial result	251,377	2,780,731	(316,237)

(-)	Social contribution	177,451	221,790	258,736

(-)	Income tax	513,607	733,009	755,800

(-)	Depreciation and amortization	787,249	840,303	1,132,276

(-)	Equity income	_	97,212	109,684

(-)	Other net revenue (expenses)	(722,148)	(3,901,307)	7,675

	Adjusted EBITDA	3,606,201	6,545,889	4,870,284

c) Reasons why the Company believes this indicator is more appropriate for the correct understanding of its financial situation and operating results.

        Adjusted EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization and other revenue and expenses. Adjusted EBITDA should not be regarded as an alternative to net income (loss) as an indicator of the Company’s operating performance or as an alternative to cash flow as an indicator of liquidity.

        Management believes that adjusted EBITDA is a practical measurement of the Company’s operating performance and enables comparisons with other companies. However, adjusted EBITDA is not a recognized by Brazilian accounting practices (Corporation Law or BR GAAP) or US GAAP and the manner in which it is defined or calculated may vary from company to company.

3.3  Events subsequent to December 31, 2009, that could have a material effect on the financial statements for fiscal year 2009:

None.

3.4 Policy for the allocation of net income in the last three fiscal years:

	2007	2008	2009
a) Rules governing the retention of net income	Pursuant to article 33 of the Company’s Bylaws, a minimum of 25% of annual net income, adjusted in accordance with Article 202 of Law 6404/76, must be distributed as dividends in each fiscal year.
b) Rules governing the payment of dividends	The Company distributes dividends in accordance with Law 6404/76.
c) Frequency of dividend payments	Pursuant to the Bylaws, dividends are paid annually. Occasionally, interim dividends are also paid.
d) Restrictions on the payment of dividends imposed by legislation or special regulations applicable to the Company in relation to contracts or legal, administrative or arbitration decisions	Not applicable	Not applicable	Not applicable

3.5 Summary of dividends paid and net income retained:

R$	December 31, 2009	December 31, 2008	December 31, 2007
Adjusted net income	3,667,486,000.00	1,928,405,000.00	2,115,000,000.00
Dividends paid as a percentage of adjusted net income	40.900000	86.080000	90.280000
Return on equity	47.000000	87.000000	39.000000
Total dividends paid	1,820,000,000.00	1,928,405,000.00	2,115,000,000.00
Net income retained	561,657,000.00	2,747,121,000.00	1,097,710,000.00
Date retention was approved	April 30, 2010	April 30, 2009	April 18, 2008

Net income retained	Amount	Payment of dividend	Amount	Payment of dividend	Amount	Payment of dividend
Interest on equity
Common shares	250,000,000.00	12/29/2009	268,405,000.00	05/11/2009	134,919,000.00	01/08/2008
Common shares	70,000,000.00	04/30/2010
Common shares					70,672,000.00	05/05/2008
Mandatory dividend
Common shares	642,144,000.00	06/25/2010	700,628,000.00	04/02/2009	528,750,000.00	01/08/2008
Common shares			468,254,000.00	06/26/2009
Other
Common shares	857,856,000.00	06/25/2010	160,000,000.00	11/27/2008	136,330,000.00	01/08/2008
Common shares			331,118,000.00	06/26/2009
Common shares					1,244,329,000.00	05/05/2008

3.6 Dividends declared on retained income or reserves constituted in previous fiscal years:

No dividends were declared on retained income or reserves constituted in fiscal years prior to the payment year.

3.7  Level of indebtedness:

Fiscal Year	Total debt, of any nature	Type of index	Debt Ratio	Description and reason for using another index
December 31, 2009	14,363,476,000.00	Debt Ratio	4.27801790

3.8 Company’s total obligations according to maturity date:

December 31, 2009
Type of debt	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Real guarantees	21,337,803,00	24,293,204,00	5,733,052,00	0.00	51,364,059,00
Unsecured debt	1,853,312,192,00	8,268,949,885,00	1,650,083,576,00	1,839,108,250,00	13,611,453,903,00
Total	1,874,649,995.00	8,293,243,089.00	1,655,816,628.00	1,839,108,250.00	13,662,817,962.00
Notes

3.9 Other relevant information:

Adjusted net income for the purpose of dividends and other shareholder payments:

With the adoption of Accounting Pronouncement CPC 2 (R1), mentioned in item 10.4 (b) of this Form, the impact of the exchange variation on net investments in subsidiaries abroad was reclassified from the financial result to the Parent Company’s shareholder’s equity. The reclassification had a positive result on the Company’s 2008 income of R$1,098,605 thousand. However, it is important to note that this positive effect had no impact on dividend payments in 2008 and 2009.

On February 9, 2010, the Company contracted a loan from Caixa Econômica Federal, through the issue of a bank letter of credit in the amount of one billion Reais (R$1,000,000,000.00), to be amortized over  thirty-six (36) months.

On May 21, 2010, the Company guaranteed an Export Credit Note issued by its subsidiary Congonhas Minérios S.A. in favor of Banco do Brasil S.A., related to export financing of two billion Reais (R$2,000,000,000.00), to be amortized over eight (8) years.

  4.1 Risk factors that could influence decisions to invest in the Company's securities:

a) Related to the Company

Malfunctioning equipment or accidents on the Company’s premises, railways or ports may decrease or interrupt production, internal logistics or the distribution of its products. The Company does not have insurance policies to cover losses and liabilities in connection with operational risks, and may not have sufficient insurance coverage for certain other events.

The steel production process depends on certain critical equipment, such as blast furnaces, steel converters, continuous casting machines, drills, grinding and filtering equipment, ship loaders, and internal logistics and distribution channels such as railways and seaports.  This equipment and infrastructure may be affected in the case of malfunction or damage. In 2006, there was an accident involving the gas cleaning system adjacent to Blast Furnace No. 3 at the Presidente Vargas steelworks, which prevented the Company from operating this blast furnace for approximately six months and resulted in losses of approximately US$520 million, all of which was reimbursed by the insurers. Similar or any other significant interruptions in the production process, internal logistics or distribution channels could have a material and adverse affect on the Company.

The Company’s insurance policies for losses in connection with operating risks, covering damage to the installations linked to the Presidente Vargas Steelworks, including damage to port equipment and installations, as well as lost earnings, expired on February 22, 2009, and it is currently negotiating new insurance policies.

The lack of insurance coverage for operational risks exposes the Company to possible major obligations if accidents were to occur or if business were to be interrupted, which could have a material and adverse affect on it.

The Company’s governance and compliance processes may fail to prevent regulatory penalties and reputational harm.

The Company operates in a global environment, and its activities straddle multiple jurisdictions and complex regulatory frameworks with increased enforcement activities worldwide. Its governance and compliance processes may fail to prevent future breaches of law, accounting or governance standards. It may also be subject to breaches of its Code of Ethics, business conduct protocols and instances of fraudulent behavior and dishonesty by its employees, contractors or other agents. The Company’s failure to comply with applicable laws and other standards could subject it to fines, loss of operating licenses and reputational harm, which could have a material and adverse affect on it.

The Company may be unable to successfully conclude proposed acquisitions or integrate acquired businesses.

From time to time, the Company may evaluate acquisition opportunities that would strategically fit its business objectives. If it is unable to complete acquisitions, or successfully integrate and develop these businesses to generate revenue growth and cost savings, its financial result may be adversely affected. In addition, it may incur asset impairment charges related to acquisitions, which may reduce its profitability. Finally, its acquisition activities may present financial, managerial and operational risks, including diversion of management attention from existing core businesses; difficulties in integrating or separating personnel and financial and other systems; adverse effects on existing supplier or customer relations; inaccurate estimates of fair value when recognizing the acquisition or  amortization of acquired intangible assets, which may lead to a reduction in future reported income; the loss of key clients or employees of the acquired companies; and indemnities and potential disputes with the buyers or sellers. Any of these factors may affect the Company, its financial situation or its operating results.

The Company has experienced labor disputes in the past that have disrupted its operations, and such disputes may recur.

A substantial number of the Company’s employees and some of the employees of its subcontractors are represented by labor unions and are covered by collective bargaining or other labor agreements, which are subject to periodic renegotiation.  Strikes and other labor disruptions at any of its facilities or labor disruptions involving third parties who may provide it with goods or services, have in the past and may in the future materially and adversely affect the operation of facilities, or the timing of completion and the cost of its projects.

New environmental requirements, more rigorous interpretations of existing environmental requirements, or obligations related to the investigation and/or cleaning of contaminated areas may adversely affect the Company’s operating results.

In regard to its operations, the Company is subject to numerous federal, state and municipal environmental laws and regulations governing, among other matters, the obtaining and maintenance of environmental licenses, controls over gas emissions, and the disposal of liquid effluents and solid waste, as well as the handling, disposal and treatment of hazardous waste. Any failure on its part to comply with these laws and regulations may result in civil or criminal sanctions, closure orders and, in certain circumstances, the need to investigate or clean any contaminated areas. Consequently, any new environmental requirements, more rigorous interpretations of existing environmental requirements, or obligations related to the investigation and/or cleaning of contaminated areas may substantially affect its business and/or operations. The Company may also incur additional costs and/or expenses related to compliance with environmental requirements resulting from any eventual acquisitions it may undertake.

b) Related to the Company’s direct or indirect controlling shareholders or controlling group

The Company’s controlling shareholder has the ability to direct its business and affairs and its interests may conflict with the interests of the Company.

Among other matters, the Company’s controlling shareholder has the power to elect a majority of its directors and determine the outcome of any action requiring shareholder approval, including transactions with related parties, corporate restructurings, asset disposals, and the timing and payment of future dividends, subject to the minimum dividend payment requirements imposed by Brazilian Corporation Law. In addition, its controlling shareholder may have an interest in acquisitions, disposals, financings or similar transactions that conflict with the interests of the Company’s common and preferred shareholders and ADS-holders.

c) Related to the Company’s shareholders

A significant depreciation of the Company’s common shares may cause its pension fund to have a deficit of plan assets over pension benefit obligations.

The Company is the principal sponsor of Caixa Beneficente dos Empregados da CSN, or CBS, its employee pension plan. On December 31, 2009, CBS invested a significant portion of its portfolio in the Company’s common shares and held 4.70% of its capital. As a result, CBS’s ability to honor its pension obligations is subject to fluctuations in the market value of its assets, including fluctuations in the market price of the Company’s common shares

On December 31, 2009, CBS had a surplus of plan assets over pension benefit obligations totaling US$528 million. CBS’s funding status is affected by, among other factors, fluctuations in the market value of its assets, which totaled US$2,199 million on December 31, 2009, while its accumulated and projected benefit obligations totaled US$1,671 million.

In the event of a depreciation of the Company’s common shares, CBS may record a deficit, with a considerable adverse impact on its ability to fulfill its obligations. In this case, the Company may have to make substantial contributions to the fund to meet its benefit obligations, which may have a material and adverse effect on it.

 Holders of American Depositary Shares may not be able to exercise their voting rights.

ADS-holders may only exercise their voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement, under which ADS-holders must vote by giving voting instructions to the depositary institution. Upon receipt of the ADS-holder’s voting instructions, the depositary institution will vote the underlying common shares in accordance with these instructions. Otherwise, ADS-holders will not be able to exercise their right to vote unless they surrender their ADSs for cancellation in exchange for the Company’s common shares. Pursuant to the Company’s Bylaws, the first call for a shareholders’ meeting must be published at least 15 days in advance of the meeting and the second call at least eight days in advance of the meeting. When a shareholders’ meeting is convened, ADS-holders may not receive sufficient advance notice to surrender their ADSs in exchange for the underlying common shares to allow them to vote on any specific matter. If The Company asks for voting instructions, the depositary institution will notify ADS-holders of the upcoming vote and will arrange to deliver the proxy instrument. The Company cannot ensure that ADS-holders will receive the proxy instrument in time for them to instruct the depositary institution to vote the shares. In addition, the depositary institution and its agents are not liable for failing to carry out voting instructions or for the manner of carrying out voting instructions. As a result, ADS-holders may not be able to exercise their voting rights.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit the ability of holders of common shares or American Depositary Shares to sell them at the price and time they desire.

Investing in securities that are traded in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets in the United States. Accordingly, although ADS-holders are entitled to withdraw the common shares underlying their ADSs from the depositary institution at any time, their ability to sell these shares at the desired price and time may be substantially limited. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. The ten largest companies in terms of market capitalization represented 52.5% of the BM&FBOVESPA’s total market capitalization on December 31, 2009.

Holders of American Depositary Shares may be unable to exercise preemptive rights with respect to the Company’s common shares.

The Company may not be able to offer its common shares to U.S. ADS-holders pursuant to preemptive rights granted to holders of its common shares in connection with any future issuance of its common shares unless a registration statement under the Securities Act is effective with respect to such shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. The Company is not obligated to file a registration statement relating to preemptive rights with respect to its common shares, and cannot assure holders of its common shares that it will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, as the depositary institution, will attempt to sell the preemptive rights, and ADS-holders will be entitled to receive the proceeds of this sale. However, these preemptive rights will expire if the depositary institution does not sell them, and U.S. ADS-holders will not realize any value from the granting of such preemptive rights.

Substantial sales of the Company’s common shares and American Depositary Receipts could cause their price to decrease significantly.

The sale of a substantial number of common shares, or the belief that this may occur, could decrease the trading price of the Company’s common shares and ADSs.  Holders of its common shares and/or ADSs may not be able to sell their securities at or above the price they paid for them.

The Company’s pension fund CBS invests heavily in the Company’s common shares, holding 4.70% of its capital stock on December 31, 2009. Brazilian government authorities are discussing regulatory limits on investments by pension funds in the shares of related parties with CBS and other pension funds. As a result, CBS may be required to diversify its portfolio, which, if not done in an organized manner, may cause a substantial amount of the Company’s common shares to be sold in the market, with an adverse affect on their trading price.

d) In relation to the Company’s subsidiaries and affiliated companies

Some of the Company’s operations depend on joint ventures, consortia and other cooperative arrangements, so its business may be adversely affected if its partners fail to comply with their commitments.

Part of the Company’s business is conducted through joint ventures with other companies. The Company has established a joint venture with an Asian consortium in Nacional Minérios S.A., a jointly-owned subsidiary in which it holds a 60% interest, for the mining of iron ore; a joint venture with other Brazilian steel and mining companies in MRS Logística S.A. for the exploration of rail transport in the Northeast of Brazil; and a joint venture with Tractebel in Itá Energética S.A., for the generation of electricity.

The Company’s forecasts and plans for these joint ventures and consortia assume that its partners will observe their obligations in regard to capital transfers, the purchase of products and, in certain cases, the provision of managerial personnel or financing. In addition, many of the projects contemplated by its joint ventures or consortia rely on financing commitments, which contain certain preconditions for each disbursement. If any of the partners fail to comply with their commitments or with all the preconditions required under the Company’s financing commitments, the joint venture, consortium or other project in question may not be able to operate in accordance with its business plan, or the Company may have to increase the level of its investment to implement this plan. Any of these events may have a substantial adverse effect on it.

e) In relation to the Company’s suppliers

The availability and the price of raw materials necessary to produce steel, particularly coal and coke, may adversely affect the Company’s results and operations.

In 2009, raw material costs accounted for 49% of total production costs. The Company’s main raw materials include iron ore, coal, coke (a portion of which is produced from coal), limestone, dolomite, manganese, zinc, tin and aluminum. The Company depends on third parties for some of its raw material requirements, such as coal and coke. In addition, it imports all the coal required to produce coke and part of its coke requirements.

Global developments, for example the dramatic increase in Chinese and Indian demand for raw materials used in steel manufacturing in 2008 may cause severe shortages and/or substantial price increases in key raw materials and seaborne transportation capacity. The Company’s inability to pass those cost increases on to its customers or to meet its customers’ demands because of non-availability of key raw materials may cause a material adverse effect on it.

In addition, the Company may be materially and adversely affected by any prolonged interruption in the supply of raw materials or energy, or substantial increases in their cost. These interruptions may be a result of changes in laws or trade regulations, the availability and cost of transportation, suppliers’ allocations to other purchasers, interruptions in production by suppliers or accidents or similar events on suppliers’ premises or along the supply chain.

Interruptions in the supply of natural gas and power transmission grid may adversely affect the Company’s business, financial situation and operating results.

The Company requires significant amounts of energy in the form of natural gas and electricity to power its plant and equipment. It purchases natural gas from distributors who in turn acquire it from Petróleo Brasileiro S.A. – Petrobras (Brazil’s sole producer and supplier of natural gas). Petrobras, in turn, is heavily dependent on the supply of natural gas from Bolivia. On May 1, 2006, the president of Bolivia announced the nationalization of the country’s gas reserves. The long-term effects of this measure on the supply of natural gas in Brazil are still uncertain. The events in Bolivia could disrupt supply to Petrobras or lead to an additional price increase. Any resulting interruption or reduction in supply by Petrobras to the distributors from which the Company acquires its natural gas, or a significant price increase, may negatively affect production and production costs, and consequently have a material adverse effect on it.

f) In relation to the Company’s clients

The Company has no control over adverse situations that may affect its clients.

The Company’s clients may suffer from adverse economic and/or financial situations, in turn affecting its results. However, no client in the domestic or international market accounts for more than 10% of its total net revenue.

g) In relation to the Company’s operating segment

The Company is exposed to substantial changes in steel and iron ore demand, which has a considerable impact on the price of its products.

The steel and mining industries are highly cyclical, both in Brazil and abroad. Should the Brazilian economy be unable to absorb its entire steel production capacity, the Company may depend on steel product exports, as in 2005 and 2006, for example. Demand for its steel and mining products (international commodities) and, thus, the financial situation and operating results of companies in the steel and mining industries, including the Company, are generally affected by oscillations in the global economy and the economies of the steel-producing countries, including trends in the automotive, construction, home appliance, packaging and distribution industries. In recent years, international steel and iron ore prices have been at historically high levels, but in 2009 they fell due to lower domestic demand and the effects of the 2008 global financial crisis. In addition, reduced demand can lead to overcapacity and excessive downtime and therefore reduced operating profitability. Any relevant decline in the demand for steel in its domestic or export markets could have a material adverse effect on the Company.

The Company faces significant competition, including price competition and competition from other domestic or foreign producers, which may adversely affect its profitability and market share.

The global steel industry is highly competitive with respect to price. Brazil exports steel products and is influenced by several factors: the protectionist policies of other countries, WTO strictures, the Brazilian government’s exchange rate policy and global economic growth. In addition, the continuing advances in materials sciences and technologies have given rise to improvements in products such as plastics, aluminum, ceramics and glass that permit them to substitute steel. Due to high start-up costs, the economics of operating a steelworks on a continuous basis may encourage mill operators to maintain high levels of output, even in times of low demand, which increases the pressure on industry profit margins. In addition, downward pressure on steel prices by the Company’s competitors may affect its profitability.

The steel industry is also highly competitive with respect to product quality and customer service, as well as technological advances that enable steel manufacturers to reduce their production costs. Steelmakers in Brazil already face strong competition from imports and this may become even stronger due to increases in foreign steel installed capacity, the appreciation of the real against the U.S. dollar and a reduction in domestic steel demand in other markets.

Over the past three years, China has become a major steel exporter. If the Company is unable to remain competitive in relation to China or other competitive steel-producing countries, it may be materially and adversely affected in the future.

In response to the increase in Brazilian steel imports at highly competitive or subsidized prices, in 2007 the Brazilian government reinstated Mercosur’s Common External Tariff (TEC) on certain steel products in order to defend the domestic steel industry. These tariffs had been reduced to zero in 2005 as part of the “list of TEC exceptions” permitted by the Mercosur agreement. The Brazilian government may reduce these tariffs again by December 2011. If they do so, the Company will face more competition from imported steel products and its operating results may be adversely affected.

Other factors also influence its competitiveness, including efficiency and operational ratios, and the availability, quality and cost of raw materials and labor.

The Company’s projects are subject to risks that may result in increased costs or delay or prevent their successful implementation.

The Company is investing to further increase its steel, mining and cement production capacity, as well as its logistics capabilities. Its expansion and projects are subject to a number of risks that may adversely affect its growth prospects and profitability, including the following:

The Company may encounter delays or higher-than-expected costs in obtaining the necessary equipment or services to build and operate a project.

Its efforts to develop projects according to schedule may be hampered by a lack of infrastructure, including a reliable power supply;

It may fail to obtain, or experience delays or higher-than-expected costs in obtaining the required permits and/or regulatory approvals to build a project; and

Changes in market conditions or regulations may make a project less profitable than expected at the time the Company began work on it.

The Company may be adversely affected by any single factor or a combination of those factors described above.

The Company’s mineral reserve estimates may differ materially from the volume it can  actually recover; its estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.

The Company’s reported ore reserves are estimated quantities of ore and minerals that it has determined can be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent to estimating volumes of reserves and projecting potential future rates of mineral production, including many factors beyond the Company’s control. Reserve engineering involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of the available data and engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the rates the Company anticipates. Different engineers’ estimates may vary and the results of its mining and production subsequent to the date of an estimate may lead to a revision of said estimate. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a restatement of reserves.

The Company may not be able to adjust its mining production volume in a timely or cost-efficient manner in response to changes in demand.

In 2009, revenues from the Company’s mining business accounted for 17% of its consolidated net revenues. Its ability to rapidly increase production capacity is limited, which could render it unable to fully satisfy demand for its products when demand is higher. When demand exceeds its production capacity, the Company may meet this excess by purchasing iron ore from unrelated parties and reselling it, increasing its costs and reducing its operating margins. If the Company is unable to satisfy excess demand in this way, it may lose customers. In addition, operating close to full capacity may expose it to higher costs, including demurrage fees due to capacity restraints in its logistics systems.

Conversely, operating at significant idle capacity during periods of weak demand may expose it to higher unit production costs since a significant portion of its cost structure is fixed in the short term due to the high capital intensity of mining operations. In addition, efforts to reduce costs during periods of weak demand could be limited by labor regulations or existing labor or government agreements.

Drilling and production risks could adversely affect the Company’s mining process.

Once mineral deposits are discovered, it can take a number of years from the initial drilling phases until production is possible, during which the economic feasibility of production may change. Substantial time and expenditures are required to:

Establish mineral reserves through drilling;

Determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in the ore;

Obtain environmental and other licenses;

Construct mines and the necessary processing facilities and infrastructure for greenfield properties; and

Obtain the ore or extract the minerals from the ore.

If a project proves not to be economically feasible by the time the Company is able to exploit it, it may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns, rendering the project economically unfeasible.

h) In relation to regulations in the Company’s business sector

The Company may be adversely affected by government measures.

The Company’s activities depend on authorizations and concessions from the governmental regulatory agencies in the countries where it operates. If these laws and regulations change, the Company may be required to modify its technologies and operations, resulting in unexpected capital expenditures. It may therefore be materially and adversely affected by the loss of any such authorization or changes in the regulatory framework it operates in.

Mining is subject to government regulation in the form of taxes and royalties, which can have an important financial impact on the Company’s operations. In the countries where the Company operates, governments may impose new taxes, raise existing taxes and royalties, or change the basis on which they are calculated in a manner unfavorable to us.

Furthermore, in response to increased steel production and exports by many countries, anti-dumping, countervailing duty and safeguard measures were imposed in the late 1990s and early 2000s by governments in the Company’s main foreign markets at that time. Some of these restrictions are still in force, such as those on exports of hot-rolled products from Brazil to the United States, Canada and Argentina and those imposed by the European Union on exports of certain chemicals contained in products used to protect or package steel products, effective as of January 2009. These and other restrictions could materially and adversely affect the Company, especially given its reliance on iron ore and steel exports.

New or more stringent environmental and health regulations imposed on the Company may result in increased liabilities and capital expenditures.

The Company’s steelmaking, mining, cement and logistics facilities are subject to a broad range of laws, regulations and permit requirements in Brazil relating mainly to health and the environment. Brazilian pollution standards are expected to continue to change, including the introduction of new effluent and air emission standards and solid-waste-handling regulations. New or more stringent health and environmental standards imposed on the Company (including measures seeking to address global warming) may result in increased capital expenditures. The Company could also be exposed to civil penalties, criminal sanctions and closure orders for non-compliance with these regulations. Waste disposal and emission practices may result in the need for it to clean up or retrofit its facilities at substantial cost and/or could result in substantial liabilities. Environmental legislation restrictions imposed by foreign markets to which the Company export its products may also materially and adversely affect the Company and its exports.

i) In relation to foreign countries where the Company operates

Adverse economic developments in China could have a negative impact on the Company’s revenues, cash flow and profitability.

China has been the main driver of global demand for minerals and metals in recent years. In 2009, Chinese demand represented 68% of global demand for seaborne iron ore. In the same year, 56% of the Company’s revenues from iron ore exports, which accounted for 95% of its total revenues from iron ore, came from China. A slowing of China’s economic growth could reduce demand for its products, leading to lower revenues, cash flow and profitability. A poor performance by the Chinese real estate sector, one of the largest consumers of carbon steel in China, could also negatively impact its results.

4.2 Expectations regarding a decrease or increase in the Company’s exposure to relevant risks:

The Company has no control over the variables to which it is exposed, and these may vary in either direction. It therefore has no expectations regarding a decrease or increase in risk for many of the risks mentioned in this Reference Form. Nevertheless, it continues to monitor risk factors, responding according to the circumstances.

4.3 Non-confidential and material lawsuits, administrative or arbitration proceedings to which the Company or its subsidiaries are party:

The Company and its subsidiaries are parties to civil, administrative, labor, fiscal, civil and environmental proceedings.

i. Labor proceedings

There are no labor proceedings deemed material for the Company’s business.

ii. Fiscal proceedings

THE COMPANY AS PLAINTIFF:

Proceedings	a) Court	b) Instance	c ) Date of Institution	d) Parties to the process	e) Values, assets or other rights involved	f) Main facts	g) Chances of losing	h) Impact if the Company loses	i) Amount provisioned if any
Administrative Process [1] 10073.001576/2005-15	Federal Revenue Service in Volta Redonda/RJ	First	09/25/2007	CSN vs. the District Director of the Federal Revenue Service in Volta Redonda/RJ	R$61,744,441.67

IPI (federal VAT) reimbursement – Credit related to the suspension of IPI on the acquisition of raw materials, intermediate products and packaging materials for use in products destined for export – Decree-Law 1894/81: Art. 1, item I; Law 8402/92: Art. 1, item III; Law 7739/89: Art. 18; and Decree 4544/02: Articles 176 and 177.

							Possible	Proprietary	None
Administrative Process. 10070-000.522/98-55	Corporate Income Tax Department of the Tax Guidance and Analysis Division of the Federal Revenue Service	First administrative	04/28/98	CSN vs. the Federal Revenue Service	R$121,980,851.12	Request for reimbursement and/or ratification of the offsetting of tax debts due to the negative corporate income tax balances in fiscal years 1995 and 1996.	Possible	Proprietary	None
Writ of Mandamus 2001.004.01193 (Special Court of Justice Appeal no. 647.045; Federal Supreme Court Interlocutory Appeal 639.465 and Extraordinary Appeal 529.539)	2nd Civil Court of Rio de Janeiro	Second	Writ of Mandamus filed on 01/09/2001	CSN vs. the State of Rio de Janeiro	R$122,669,726.39

Declaration that the petitioner has recognized the effects of the appellate decisions issued by the Rio de Janeiro State Board of Tax Appeals in the records of the administrative processes E-04/025.043/97, E-04/025.428/97, E-04/025.580/97, E-04/892.925/99 and E-04/892.826/99, and the devolution of the amounts deposited by the Company as a guarantee in regard to the above-mentioned processes.

							Remote	Proprietary	None
Administrative Process 10070-001.870/2000-63 (related to Voluntary Appeal 147.256/05)	Administrative Tax Appeal Board	Second administrative	12/20/00	CSN vs. the Federal Revenue Service	R$ 170,578,102.09	Request for reimbursement and/or offsetting of tax debts due to the negative corporate income tax balances in the first, second and third quarters of calendar year 2000, fiscal year 2001.	Possible	Proprietary	None
Administrative Process 10070-002100/2001-90 (related to: Voluntary Appeal 140.788)	Administrative Tax Appeal Board	Second administrative	12/20/01	CSN vs. the Federal Revenue Service	R$ 251,920,148.35	Request for the offsetting of amounts overpaid by the Company as Contribution to the Social Integration Program and to the Public Service Employee Savings Program through tax debts.	Possible	Proprietary	None

[1] Not part of the REFIS tax anmesty program and not awaiting a decision by the STF (Federal Supreme Court) on IPI tax rebates (crédito prêmio). It is a reimbursement request (with the Company as plaintiff), so no provisions were constituted.

Administrative Proceeding no. 14244/2005	Tax Appeal Board of the Municipality of Volta Redonda/RJ	Second administrative	12/29/2005	CSN vs. the Volta Redonda Municipal Finance Department	R$ 458,096,118.30

Recognition of IPTU (property tax) related to the inscription of CSN’s remaining area of 19,616,414.80 m², resulting from the difference between the industrial area included in Registration Certificate 3045 (23,462,402.00 m²), filed with the 2nd Barra Mansa Real Estate Registry Office and that already registered in the city (3,845,987.20 m²), retroactive to 2000 to 2005 (Registration 11310205000-5)

							Possible	Proprietary	None
Writ of Mandamus 2003.51.01.019930-Appeal from final judgment no. 2003.51.01.019930-Special Appeal no. 1,135,239 Extraordinary Appeal 598.972	Second Panel of the Federal Supreme Court	Second	08/29/2003	CSN vs. INSS (National Social Security Institute)	R$ 916,198,595.03	Offsetting of amounts unduly collected as social contribution on the payroll before the issue of Constitutional Amendment 20	Possible	Proprietary	None
Administrative Process 35334-001508/2002-16	Federal Revenue Service	Second	10/05/02	CSN vs. the Federal Revenue Service	R$67,820,510.55	Tax-deficiency notice (NFLD) 35.180.600-8 – Social Security Contributions – withholding of 11%	Possible	Proprietary	None

THE COMPANY AS DEFENDANT:

Proceeding	a) Court	b) instance	c ) Date of Institution	d) Parties to the process	e) Values, assets or other rights involved	f) Main facts	g) Chances of losing	h) Impact if the Company loses	i) Amount provisioned if any
Tax Foreclosure no. 2009.066.005087-7	4th Civil Court Overdue Tax Liabilities of the Municipality of Volta Redonda/RJ	First	02/17/2009	State of Rio de Janeiro vs. CSN	R$98,091,296.69

ICMS Tax Deficiency Notice no. 03.026351-1 (Casa de Pedra) – Taxable Events from 04/1999 to 07/2002. Discussion on the calculation basis for the interstate transfer of goods between establishments of the same taxpayer.

							Possible	Proprietary	None
E-04/127502/1997. Tax Deficiency Notice 00.944.618-8. [2]	Rio de Janeiro Finance Department Tax Appeal Board	Second administrative	10/07/1997	Rio de Janeiro Finance Department vs. CSN	R$99,479,250.94	ICMS	Possible	Proprietary	None
E-04/061143/08	Rio de Janeiro Finance Department Tax Appeal Board	Second administrative	03/12/2008	Rio de Janeiro Finance Department vs. CSN	R$114,369,104.78	Fine for alleged irregularities involving the transfer of ICMS credits between establishments, contrary to the legislation.	Possible	Proprietary	None
Administrative Process 18471.004051/2008-95	Supreme Chamber of the Administrative Tax Appeal Board	Second administrative	11/25 /2008	Tax Deficiency Notice	R$129,570,669.88	Offsetting of losses - reversal resulting from previous deficiency notices – Deductibility of other taxes recognized + interest without penalty + Selic	Remote	Proprietary	None
Administrative Process 18471.000268/2005-83	Supreme Chamber of the Administrative Tax Appeal Board	Second administrative	03/10/2005	Federal Revenue Service vs. CSN	R$211,239,409.16	COFINS	Possible	Proprietary	None
Administrative Process 15374.001795/2002-72	3rd Chamber of Chamber of the Administrative Tax Appeal Board	Second administrative	12/26/2002	Federal Revenue Service vs. CSN	R$403,688,336.81	COFINS	Remote	Proprietary	None
Administrative Process 12897.000859/2009-05	Tax Control and Monitoring Division - DERAT	First administrative	12/04/2009	Federal Revenue Service vs. CSN	R$497,739,011.83	Corporate income tax and social contribution on net income in 2004, 2005 and 2006 by four CSN subsidiaries headquartered in Luxembourg.	Remote	Proprietary	None
NFLD 35.749.912-3 Process 35570.003656/2006-06	3rd Chamber of 2nd CARF/MF Session	Second	11/22/07	National Social Security Institute (INSS) vs. CSN	R$114,767,557.35	Profit Sharing (PLR) and Executive Profit Sharing (PLR-E).	Possible	Proprietary	None

[2] Tax Deficiency Notice related to ICMS (state VAT) and fine due to the delivery of blast furnace slag to cement companies (CIMENTO TUPI S/A and INDÚSTRIAS VOTORANTIN) without the appriopriate tax documentation.

iii. Civil Proceedings

THE COMPANY AS PLAINTIFF:

Proceeding	a) Court	b) Instance	c ) Date of Institution	d) Parties to the process	e) Values, assets or other rights involved	f) Main facts	g) Chances of losing	h) Impact if the Company loses	i) Amount provisioned if any
1st Instance – 2008.001.075748-4; 2nd Instance -2008.002.11982 -	45th Civil Court of Rio de Janeiro	Second	04/02/2008	CSN vs. IRB Brasil Resseguros S.A	R$3,320,000,000.00	Action Seeking Specific Performance – compelling IRB to render reinsurance services to enable the renewal of CSN’s insurance program.	Remote	None	None
1st Instance – 1995.001.124954-0; 2nd Instance – 2002.001.3023-2 / Superior – AIDD in Resp 553749	3rd Civil Court of Rio de Janeiro	Second	11/14/1995	CSN vs. Light Energia e Serviços S/A	R$162,000,000.00	Action for Damages – Award of material damages and for loss of earnings due to constant interruptions in electricity supply to the Presidente Vargas Steelworks between January 1991 and June 2001.	Possible	None	None

1st Instance –1999.001.143.956-8 and 2001.001.042412-0 ( separate record); Superior – Resp 2001.135.03771 and AIDD 2001.137.03159 (at the STJ, AI 434766)	35th Civil Court of Rio de Janeiro	Second	10/22/1999	CSN vs. Indumill S/A Indústria e Comércio and Jayde Ferreira de Almeida	R$154,000,000.00

Writ of execution filed against the debtors Jayde Ferreira de Almeida, Valeria Simões Pinto de Carvalho and Indumill S/A Indústria e Comércio as a result of the agreement ratified by the 6th Civil Court of Belo Horizonte involving overdue debt in the restated amount of R$48,549,235.06.

							Possible	None	None
1st Instance – 020.96.005454-5; 2nd Instance – AC1999.008720-4; Superior - Resp 761082	2nd Civil Court of Criciúma/SC	Second	11/18/1996	CSN vs. Nova Próspera Mineração S/A	R$128,381,936.00	Execution proceedings against solvent debtor	Possible	None	None
1st Instance – 2009.001.083275-7; 2nd Instance –2009.001.35791; Superior: ADD Resp 1268485	2nd Business Court of Rio de Janeiro	Second	04/02/2009	CSN vs. Brascan	R$100,000,000.00	To annul the ERSA purchase agreement entered into between the parties.	Possible	Proprietary	None
1st Instance – 2005.51.01.003843-3; 2nd Instance - 2005.51.01.003843-3 A. O. 22.380 [96.001.067.673-4	2nd Federal Court of Rio de Janeiro	Second	03/03/2005	CSN vs. RFFSA	R$100,000,000.00

To recover amounts overpaid due to an iron ore transport contract under the claim that, due to the exclusivity of said transport, RFFSA imposed discriminatory tariffs and abusive prices, causing CSN to lose competitiveness in Brazil and abroad.

							Possible	None	None

iv.  Environmental Proceedings

There are no environmental proceedings deemed material for the Company’s business.

4.4 Non-confidential and material lawsuits, administrative or arbitration proceedings to which the Company or its subsidiaries are party and whose counterparties are administrators or former administrators, controlling shareholders or former controlling shareholders, or investors of the Company or its subsidiaries:

Proceeding	a) Court	b) Instance	c ) Date of Institution	d) Parties to the process	e) Values, assets or other rights involved	f) Main facts	g) Chances of losing	h) Impact if the Company loses	i) Amount provisioned if any
01286-2006-060-02-00-7	São Paulo/SP	60th Labor Court	08/22/2006	Ana Maria Mendonça dos Santos vs. CSN	R$100,000.00

Wage claim due to accumulated duties; additional payment of 40% on compensation; wage claim due to normative adjustments in 2005, 2005 and 2066; profit sharing and executive profit sharing from 2004 until termination; declaration of annulment of dismissal and reintegration or indemnification; 477 and 467 fine; reimbursement of medical expenses; delivery of form for unemployment insurance and damages for pain and suffering.

							Possible	Proprietary	None.
01223-2007-343-01-00-6	Volta Redonda/RJ	1st Labor Court	08/08/2007	Antonio Lemos de Albuquerque vs. CSN	R$805,934.70

Writing of the date of exit on the Work and Social Security Card as 12/31/2005 or 09/30/2005; Workers’ Severance Fund (FGTS) for the period until December 2005 or delivery of form under code 01; payment of INSS; penalty of 40% on FGTS, penalty of Art. 477, par. 8 of Consolidation of the Labor Laws; indemnification for pain and suffering R$840,000.00; legal fees.

							Possible	Proprietary	None.
2005.001.047999-3	Rio de Janeiro/RJ	32nd Civil Court	04/07/2005	CSN vs. José Paulo Oliveira Alves	R$641,158.22	Return of checks issued by CSN and irregularly deposited in the defendant’s personal checking account.	Possible	Proprietary	None.

4.5 Impacts in case of loss and amounts involved in material confidential proceedings to which the Company or its subsidiaries are parties:

Not applicable, since there are no material confidential proceedings to which the Company or its subsidiaries are parties. 4.6  Recurrent or related lawsuits, administrative and arbitration proceedings, based on similar facts and lawsuits, in which the Company or its subsidiaries are parties, which are not confidential and are jointly relevant to their business:

As of March 31, 2010, there were 9,238 labor claims in progress in which the Company and its subsidiaries were the defendants, and the amount of R$140,617,000 (R$131,032,000 on December 31, 2009). Most of the claims are related to subsidiary and/or joint liability, equal pay, hazardous working wage premium, overtime, difference of 40% fine on FGTS due to economic plans of the federal government and differences in profit sharing in 1997-1999 and 2001-2003.

 4.7 Other material contingencies not covered by the previous items:

There are no other contingencies deemed material by the Company.

 4.8 Information on rules from the foreign issuer’s country of origin and from the country where the securities of the foreign issuer are held in custody:

None.

5.1 Quantitative and qualitative disclosure on the market risks to which the Company is exposed, including those related to foreign exchange and interest rates:

The Company is exposed to a number of different market risks arising from its normal business activities. Risks resulting from changes in interest rates, currency exchange rates and prices of goods may adversely affect the value of financial assets and liabilities, as well as expected future cash flows or earnings. The Company strives to reduce these exposures through several financial instruments, such as derivatives and, especially, forex and interest rate swaps.

Main Risk Factors

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, together with Brazilian political and economic conditions, could adversely affect the Company’s business and the trading price of its common shares and ADSs.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls (such as those imposed on the metals sector prior to privatization), currency devaluations, capital controls and limits on imports. The Company’s business, financial situation and operating results may be adversely affected by changes in policy or regulations, involving or affecting factors such as:

•         interest rates;

•         monetary controls and restrictions on remittances abroad, such as those that were briefly imposed in 1989 and early 1990;

•         changes in currency exchange rates;

•         inflation;

•         lack of infrastructure in Brazil;

•         energy shortages and rationing programs;

•         liquidity of the domestic capital and lending markets;

•         environmental policies and regulations;

•         tax policies and regulations; and

•         other political, social and economic developments in or affecting Brazil.

Exchange rate instability may adversely affect the Company’s financial situation and operating results, as well as the market price of its common shares and ADSs.

In recent decades, the Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, closing 2002 at R$3.53 per US$1.00. Between 2003 and mid-2008, however, it appreciated considerably against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, reaching R$1.56 per US$1.00 in August 2008. During the global financial market crisis as of mid-2008, it depreciated by 31.9% against the U.S. dollar, closing the latter year at R$2.34 per US$1.00. In 2009, it appreciated by approximately 25%, reaching R$1.74 per US$1.00 at year-end, mainly due to Brazil’s strong economic recovery. On May 26, 2010, the exchange rate was R$1.846 per US$1.00.

The depreciation of the real against the U.S. dollar could create inflationary pressure in Brazil, causing interest rates to move up, which could have an adverse effect on Brazilian economic growth and on the Company’s financial situation and operating results, curtail access to foreign financial markets and prompt government intervention, including recessionary economic policies. Depreciation of the real against the U.S. dollar could also, as in the global economic and financial crisis in 2008 and 2009, lead to decreased consumer spending, deflationary pressure and reduced economic growth. On the other hand, the appreciation of the real against the U.S. dollar and other foreign currencies could lead to a deterioration in Brazil’s foreign exchange accounts, as well as dampen export-driven growth. Depending on the circumstances, depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy, as well as the Company’s business, financial situation and operating results.

If the real depreciates in relation to the U.S. dollar, the cost in reais of the Company’s foreign currency-denominated borrowings and imports of raw materials, particularly coal and coke, will increase. If it is unable to promptly reinvest the funds received from such borrowings in dollar-denominated assets, it will be exposed to a mismatch between its foreign currency-denominated expenses and revenues. On the other hand, if the real appreciates in relation to the U.S. dollar, it will cause real-denominated production costs to increase as a percentage of total production costs, making the Company’s exports less competitive.

Depreciation of the real may also reduce the U.S. dollar value of dividends and other shareholder payments on ADSs and the U.S. dollar equivalent of the market price of the Company’s common shares and, consequently, its ADSs.

Government efforts to combat inflation could hinder the growth of the Brazilian economy and harm our business.

In the past, Brazil has experienced extremely high rates of inflation and has therefore followed monetary policies that have resulted in one of the highest real interest rates in the world. Between 2004 and 2008, Brazil’s base rate, or SELIC, varied between 19.25% and 11.25% per year. Inflation and the Brazilian government’s measures to fight it, principally through the Central Bank, have had and may have significant effects on the Brazilian economy and the Company’s business. Tight monetary policies with high interest rates may restrict Brazil’s growth and the availability of credit. Conversely, more lenient government and Central Bank policies and interest rate reductions may trigger increases in inflation, and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could also negatively affect the Company’s business. In addition, the Company may not be able to adjust the price of its products in the export markets to offset the effects of inflation in Brazil on its cost structure, given that most of its costs are incurred in Reais.

Developments and perception of risk in other countries, especially in the United States, China and other emerging nations, may adversely affect the trading price of Brazilian securities, including the Company’s  common shares and ADSs.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States, China and other Latin American emerging nations. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of the securities of Brazilian issuers. Crises in other emerging markets or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including the Company’s. This could adversely affect the trading price of its common shares and/or ADSs, and could also make it more difficult or impossible for it to access the capital markets and finance its operations in the future, on acceptable terms.

The global financial crisis had significant consequences in 2008 and 2009, including in Brazil, including stock and credit market volatility, unavailability of credit, higher interest rates, a general slowdown of the global economy, volatile exchange rates, and inflationary pressure, all of which has and may continue to, directly or indirectly, materially and adversely affect the Company’s operating results and financial situation, as well as the price of its common shares and/or ADSs. Although the scenario has improved substantially since the second half of 2009, it is still not clear that the global economy has recovered.

5.2 Describe the market risk management policy adopted by the Company, its objectives, strategies and instruments:
a) Risks for which protection is sought, b) hedging strategy, and c) hedging instruments used by the Company

The Company has adopted a financial risk management policy which establishes guidelines related to transactions and requires diversification of transactions and counterparties. According to this policy, the nature and general position of the financial risks are regularly monitored and managed to evaluate the results and financial impact on cash flows. Credit limits and counterparty hedge quality are also reviewed periodically.

The Company’s financial risk management policy was established by the Board of Directors. Pursuant to this policy, market risks are protected to minimize fluctuations in the value of its assets and liabilities, especially against changes in interest and currency exchange rates.

In accordance with its financial risk management policy, the Company manages some of the risks through the use of derivatives.

d) Risk management parameters

The treasury department is responsible for managing the Company’s  market risk exposure. It uses a “Risk Management System,” which aims to:

•         help it understand market risks;

•         reduce the probability of financial loss; and

•         decrease the volatility of financial results.

The treasury department’s main tools are:

•         “Sensitivity Analysis,” which measures the impact that fluctuations in the price of different market variables, such as interest and exchange rates, will have on the Company’s results and cash flows;

•         “Stress Tests,” which measure the worse loss arising from a given set of compatible scenarios to which the probabilities were not attributed. The scenarios are chosen deliberately to include extreme changes in interest and exchange rates.

e) Does the issuer make use of financial instruments with various hedging objectives and, if so, what are these objectives?

The Company’s financial policy reflects the liquidity and credit and market risk parameters approved by the Audit Committee and Board of Directors. The use of derivative instruments to prevent fluctuations in interest and exchange rates from having a negative impact on its balance sheet and income statement must follow these same parameters. The Board of Executive Officers and Board of Directors are aware of these operations and debate them at their respective meetings. In order to finance the Company’s activities, it resorts to domestic and international capital markets, and, according to the profile of indebtedness that it is seeking, a portion of its debt is pegged to foreign currencies, mainly the U.S. dollar. As a result, it also seeks protection against indebtedness through derivative financial instruments.

To contract derivative financial instruments aimed at protection within the internal controls structure, the Company adopts the following policies:

•         continuous monitoring of exchange exposure through a survey of assets and liabilities exposed to foreign currency;

•         the regular presentation of its financial position and exchange exposure at those meetings of the Board of Executive Officers and Board of Directors that approve the hedging strategy.

The Company’s consolidated net exposure on December 31, 2009 is shown below:

2009
Consolidated (R$ thousand)
Cash and cash equivalents abroad	1,925,602
Accounts receivable – foreign market clients	184,970
Advances to suppliers	31,944
Securitization reserve fund	72,416
Other assets	240,192
Total assets	2,455,124
Loans and financing	(4,597,472)
Suppliers	(33,642)
Other liabilities	(36,073)
Total liabilities	(4,667,187)
Gross exposure	(2,212,063)
Notional value of contracted derivatives	2,169,000
Net exposure	(43,063)
The results obtained from these operations are in line with the policies and strategies defined by the Company’s Management.
f) Organizational structure of risk management control
Financial risks are calculated by the controllership department and managed by the financial department.
g) Adequacy of the operational structure of internal controls to verify the effectiveness of the policy adopted

The responsibility for establishing and maintaining an adequate structure of internal controls over the Company’s strategies, objectives and financial instruments, as well as for ensuring the effectiveness of these controls, their conformity with the prevailing laws/regulations and the reliability of the financial information, lies with the treasury department, the strategies having been duly approved by top management.

The main duties of the Company’s corporate risk management department, which is subordinate to the Board of Executive Officers, is to map and assess, jointly with the process managers, the internal controls necessary to mitigate those operational, financial and strategic risks inherent to its activities, as well as ensuring their adherence to the prevailing laws/regulations and internal policies through the existing internal control structure. It is also responsible for reporting the results of this assessment to top management and monitoring the procedures to remedy any flaws detected in the processes.

The internal audit department, linked to the Board of Directors, is responsible for monitoring internal controls by performing independent tests, reporting their results to top management and the Audit Committee.

5.3 Significant changes in the main market risks or in the policy for managing financial risks related to the last fiscal year:

None.

5.4  Other relevant information:

None.

6.1/6.2/6.4 - Incorporation of the Company, final maturity and date of registration with CVM:
Date of incorporation	04/09/1941
Form	Corporation
Country of incorporation	Brazil
Final maturity	Indefinite
Date of registration with the CVM	02/26/1943

 6.3 Summary of the Company’s history:

CSN was founded in 1941 and began operations in 1946 at the Presidente Vargas Steelworks in Volta Redonda, in the state of Rio de Janeiro. The Company pioneered the production of flat steel in Brazil, paving the way for the establishment of the national automotive sector. Privatized in 1993, when the Brazilian government sold 91% of its interest in the Company, it was entirely restructured, becoming one of the world’s most competitive and profitable steelmakers.

Companhia Siderúrgica Nacional is a highly integrated company whose operations cover the entire steel production chain, from the mining of iron ore to the production and sale of coils, tinplate and steel packaging. It also has interests in railways, port terminals, cement production and power generation. Since it was privatized, the Company has modernized its plants, expanded its production capacity and reduced its costs.

 6.5 Main corporate events such as incorporations, mergers, spin-offs, share mergers, the sale and acquisition of shareholding control and the sale and acquisition of important assets, which the Company and/or its subsidiaries or associated companies have undergone:

(i)

Event:	Acquisition of 100% of Companhia de Fomento Mineral e Participações – CFM.
Main conditions of the transaction:

On July 20, 2007, the Company’s jointly-owned subsidiary Nacional Minérios S.A. entered into a purchase agreement with the shareholders of Companhia de Fomento Mineral e Participações – CFM for the acquisition of 100% of the latter’s shares.

The acquisition price amounted to US$440 million, of which US$100 million was paid upon the execution of the purchase agreement and US$250 million on August 1, 2007. The remaining US$90 million was paid in four installments over two years after certain conditions envisaged in the purchase agreement were met.

The acquisition was 100% financed by funds raised in the financial markets.

Companies involved:	Nacional Minérios S.A. and Companhia de Fomento Mineral e Participações – CFM
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:	After the acquisition, Nacional Minérios S.A. held 100% of Companhia de Fomento Mineral e Participações – CFM.
(ii)
Event:	Merger of Cayman Mineração do Brasil Ltda.
Main conditions of the transaction:

On December 30, 2007, Companhia de Fomento Mineral e Participações – CFM merged Cayman Mineração do Brasil Ltda., which was legally wound up and its shareholders’ equity was transferred to Companhia de Fomento Mineral e Participações – CFM, which became its general successor.

Companies involved:	Companhia de Fomento Mineral e Participações – CFM and Cayman Mineração do Brasil Ltda.

Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:	After the merger, Cayman Mineração do Brasil Ltda. was legally wound up.

(iii)

Event:	Merger of Companhia de Fomento Mineral e Participações – CFM
Main conditions of the transaction:

On March 30, 2008, Nacional Minérios S.A. merged Companhia de Fomento Mineral e Participações – CFM, which was legally wound up, its shareholders’ equity being transferred to Nacional Minérios S.A, which became its general successor.

Companies involved:	Companhia de Fomento Mineral e Participações – CFM and Nacional Minérios S.A.
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:	After the merger, Companhia de Fomento Mineral e Participações – CFM was legally wound up.

(iv)

Event:	Sale of 40% of the voting and total capital stock of Nacional Minérios S.A.
Main conditions of the transaction:

The sale of 40% of the voting and total capital stock of Nacional Minérios S.A. to the consortium Big Jump Energy Participações S.A., comprising ITOCHU Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and POSCO.

The acquisition of 40% of Nacional Minérios S.A. by the consortium Big Jump Energy Participações S.A. was duly approved by the Commission of the European Communities.

The acquisition of 40% of Nacional Minérios S.A. by Big Jump Energy Participações S.A. for approximately US$3.08 billion was concluded  on December 30, 2008. Approximately US$3.04 billion of this total was used by the consortium to pay in shares subscribed in a capital increase of Nacional Minérios S.A. through an issue of new shares.

The amounts received by Nacional Minérios S.A. were used to pay mounts owed to the Company in connection with the sale of crude iron ore (run of mine) and the provision of port services.

On July 30, 2009, Nacional Minérios S.A. merged Big Jump Energy Participações S.A., which was legally wound up, its shareholders’ equity being transferred to Nacional Minérios S.A, which became its general successor.

Companies involved:	Big Jump Energy Participações S.A., Nacional Minérios S.A. and the Company.
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:

After the sale of 40% of the voting and total capital of Nacional Minérios S.A., the Company held 60% of the latter’s voting and total capital. After the merger of Big Jump into Nacional Minérios S.A., the shareholders of Big Jump Energy Participações S.A., then Brazil Japan Iron Ore Corporation and POSCO, held 39.99% of the capital stock of Nacional Minérios S.A., and the Company’s shareholding structure remained unchanged.

(v)

Event:	Merger of CSN I S.A.
Main conditions of the transaction:

On October 30, 2008, the subsidiary Galvasud S.A. merged CSN I S.A., which was legally wound up and its shareholders’ equity was transferred to Galvasud S.A., which became the general successor to all its assets, rights and obligations.

Companies involved:	Galvasud S.A. and CSN I S.A.
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:	After the merger, CSN I was legally wound up.

(vi)

Event:	Merger of Indústria Nacional de Aços Laminados Inal S.A.
Main conditions of the transaction:

On December 30, 2008, the subsidiary Companhia Metalúrgica Prada merged Indústria Nacional de Aços Laminados Inal S.A., which was legally wound up without liquidation, being succeeded in all its rights and obligations by Companhia Metalúrgica Prada.

Companies involved:	Companhia Metalúrgica Prada and Indústria Nacional de Aços Laminados Inal S.A.
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:	After the merger, Indústria Nacional de Aços Laminados Inal S.A. was legally wound up.

(vii)

Event:	Acquisition of 100% of the shares of Taggia XLI – Consultoria e Participações, Unipessoal Ltda.
Main conditions of the transaction:

On November 17, 2009, the Company acquired, through its subsidiaries CSN Steel S.à.r.l. and CSN Overseas S.à.r.l., Taggia XLI – Consultoria e Participações, Unipessoal Ltda., currently CSN Ibéria Ltda.

Located on the island of Madeira, it is a shelf company acquired for the sole purpose of merging Cinnabar Comércio de Produtos Siderúrgicos Ltda., thus generating a corporate event that would permit a change in the functional currency, pursuant to  CPC 2.

Companies involved:	Taggia XLI – Consultoria e Participações Unipessoal Ltda, CSN Overseas S.à.r. l. and CSN Steel S.à.r. l.
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:

After the merger, the Company, which up to then did not hold any interest in Taggia XLI – Consultoria e Participações, Unipessoal Ltda., became the indirect holder of 100% of its capital stock.

CSN Steel S.à.r.l. and CSN Overseas S.à.r.l. became the holders of 53.8% and 46.2%, respectively, of the capital stock of Taggia XLI – Consultoria e Participações, Unipessoal Ltda.

(viii)

Event:	Acquisition of 16.1% of Riversdale Mining Limited.
Main conditions of the transaction:

On November 26, 2009, CSN Europe, Ltda, acquired 28,750,598 shares in, or 14.99% of Riversdale Mining Limited, whose shares are listed on the Australian Stock Exchange. In January 2010, the Australian authorities allowed the acquisition of a further 2,482,729 Riversdale shares by CSN Europe for A$6.10 per share, concluding the second stage of the operation.

Subsequently, due to the exercise of options on Riversdale’s shares, the Company’s indirect interest was reduced to 15.6%.

On July 26, 2010, Riversdale issued new common shares to raise funds, 5,602,478 of which acquired by CSN Europe, which now holds 36,835,805 shares and a 15.6% interest in Riversdale.

Companies involved:	Riversdale Mining Limited and CSN Europe, Ltda.
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:	After the transaction were concluded, the Company’s interest in Riversdale Mining Limited increased from 14.99% to 15.6%.

(ix)

Event:	Merger of Cinnabar Comércio de Produtos Siderúrgicos Ltda.
Main conditions of the transaction:

On December 22, 2009, Taggia XLI – Consultoria e Participações, Unipessoal Ltda, located on Madeira Island, merged Cinnabar Comércio de Produtos Siderúrgicos Ltda., upon which Taggia XLI changed its name to CSN Ibéria, Ltda;

Companies involved:	Cinnabar Comércio de Produtos Siderúrgicos Ltda. and Taggia XLI – Consultoria e Participações, Unipessoal Ltda.
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:

After the merger, Cinnabar Comércio de Produtos Siderúrgicos Ltda. was legally wound up and Taggia XLI – Consultoria e Participações, Unipessoal Ltda became the holder of 100% of CSN Iron S.A., a subsidiary of the wound-up company.

(x)

Event:	Acquisition of 100% of the shares of Seavon Holding S.a.r.l
Main conditions of the transaction:

On December 23, 2009, the Company’s subsidiary CSN Steel S.a.r.l acquired 100% of Seavon Holding S.a.r.l, now CSN Cement S.a.r. l, a company with a capital of €12,500 represented by 1,250,000 shares with a face value of €0.01 each. The operation amounted to EUR17,500.

Companies involved:	Seavon Holding S.a.r.l and CSN Steel
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:	After the acquisition, the Company, which up to then had no interest in Seavon Holding S.a.r.l, became the indirect holder of shares representing 100% of its capital stock.

(xi)

Event:	Acquisition of a minority interest in Panatlântica S.A.
Main Conditions of the Transaction:

On January 5, 2010, the Board of Directors approved the acquisition of 802,069 common shares of Panatlântica S.A., a publicly-held company whose object is the manufacture, sale, import, export and processing of steel and metals, representing 9.3963% of its capital stock, for R$10 million.

Subsequently, on May 4, 2010, the Company received 16,131 new common shares as a bonus issue, due to Panatlântica’s capital increase through the capitalization of profit reserves for fiscal year 2004, approved by the Extraordinary Shareholders’ Meeting of April 28, 2010.

On June 2, 2010, the Company subscribed to 14,097 new common shares, accompanying Panatlântica’s capital increase, through a private subscription, approved by the aforementioned Extraordinary Shareholders’ Meeting.

Currently, the Company holds 832,297 common shares, representing 9.3963% of Panatlântica’s total capital stock.

Companies involved:	The Company, L. P. Aços Comércio e Participações Ltda and Panatlântica S.A
Effects of the transaction on the Company’s shareholding structure:	None.

(xii)

Event:	Merger of Galvasud S.A.
Main Conditions of the Transaction:	On January 29, 2010, Galvasud S.A. was merged into the Company and was subsequently legally wound up, its shareholders equity being transferred to the Company, which became its general successor.
Companies involved:	The Company and Galvasud S.A
Effects of the transaction on the Company’s shareholding structure:	None.
Shareholding structure before and after:	After the merger, Galvasud S.A. was legally wound up.

6.6 Bankruptcy petitions involving significant amounts and requests for judicial or extra-judicial reorganization:

None.

6.7  Other relevant information:

None.

  7.1 Summary description of the activities of the Company and its subsidiaries:

Companhia Siderúrgica Nacional is a highly integrated company whose operations cover the entire steel production chain, from the mining of iron ore to the production and sale of coils, tinplate and steel packaging. It also has interests in railways, port terminals, cement production and power generation.

Founded in 1941, it began operations in 1946, pioneering the production of flat steel in Brazil and paving the way for the establishment of the national auto industry. Privatized in 1993, it was entirely restructured, becoming one of the world’s most competitive and profitable steelmakers.

Thanks to its production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.

The Company strives to maximize shareholder returns through integrated operations in five key areas: mining, steel, logistics, cement and power generation.

7.1.1. Mining

  Iron Ore

CSN’s Casa de Pedra mine, located in Congonhas, Minas Gerais, supplies the Company with the iron ore it needs to produce steel. With proven and probable reserves of more than 1.6 billion tonnes, Casa de Pedra has a current annual production capacity of 21 million tonnes of high-quality iron ore.

In July 2007, through its wholly-owned subsidiary, Nacional Minérios S.A., the Company acquired Companhia de Fomento Mineral, located in Minas Gerais state, whose mines are in the vicinity of the Casa de Pedra mine, effectively increasing its production capacity. Also in 2007, the Company began operating in the seaborne iron ore market through Nacional Minérios S.A.

It is important to note that Nacional Minérios S.A. was a wholly-owned Company subsidiary until December 29, 2008. On December 30, 2008 a consortium comprising ITOCHU Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and POSCO, acquired 40% of the voting and total capital of Nacional Minérios S.A.

With the expansion of the Casa de Pedra mine, the Company has consolidated its position as an important player in the seaborne iron ore market, becoming Brazil’s second largest iron ore producer, together with Nacional Minérios S.A. Most of the Company’s net revenue from iron ore sales comes from exports, chiefly to Asia (especially China and Japan).

  Limestone and Dolomite

The Arcos mine, in Pedreira da Bocaina, Minas Gerais, is responsible for supplying the limestone and dolomite consumed by the Company’s Presidente Vargas Steelworks in Volta Redonda.

As of October 2010, following the Company’s entry into the cement market in 2009 through the construction of a plant in Volta Redonda adjacent to the Presidente Vargas facility, the Arcos mine will also be supplying limestone for the production of clinker, an important cement input.

Annual limestone production is estimated at 4 million tonnes.

As a result, the Company’s activities will become even more integrated through the verticalization of production, thereby further enhancing its competitiveness and profitability.

  Tin

Tin, a tinplate raw material, is produced by ERSA - Estanho de Rondônia S.A., a Company subsidiary which owns the Santa Bárbara tin mine in Itapuã do Oeste and a smelting plant in Ariquemes, both in the state of Rondônia.

7.1.2. Steelmaking

Dominating the entire steel production chain, the Company supplies many segments of the industry with a diversified range of high value-added products. It produces various types of coated galvanized steels that are resistant to corrosion and less susceptible to international market price swings.

The Company’s main markets are the automotive, construction, distribution, home appliance, OEM (capital goods, engines, etc), and metal packaging industries.

The Company has five galvanizing production lines in Brazil: three in the Presidente Vargas Steelworks, in Volta Redonda, one in GalvaSud, in Porto Real (Rio de Janeiro) and another in the Paraná facility, in Araucária, which also has cold-rolling and pre-painting facilities.

The Company also has two overseas subsidiaries: CSN LLC, based in Terre Haute, Indiana, USA, which produces cold-rolled and galvanized products, and Lusosider Projectos Siderúrgicos S.A., in Paio Pires, Portugal, which also produces coated steel.

The Company is Brazil’s sole producer of tinplate, most of which is absorbed by the packaging industry, and one of the five largest producers in the world, with an installed capacity of 1 million tonnes per year.

It also produces Galvalume, a zinc-and-aluminum-coated steel which combines high luster and durability, and pre-painted steel, both of which have several applications in the construction and home-appliance industries.

  Presidente Vargas Steelworks

Located in Volta Redonda, Rio de Janeiro, the Presidente Vargas Steelworks has an annual production capacity of 5.6 million tonnes of crude steel.

  Companhia Metalic Nordeste

A CSN subsidiary, Companhia Metalic Nordeste is Latin America’s sole manufacturer of aluminum lids and two-piece steel cans for the beverage industry. Currently, it has a 5% share of the national beverage can market and a 38% share in the Northeast region.

  Companhia Metalúrgica Prada

Prada Embalagens

Companhia Metalúrgica Prada joined the group in 2006. Latin America’s leading manufacturer of steel packaging, it has 3 plants located in São Paulo (São Paulo), Uberlândia (Minas Gerais) and Pelotas (Rio Grande do Sul), and is an important client for the Company’s tinplate.

Its production lines are equipped to deliver the high volumes and technical specifications demanded by the food, chemical and aerosol industries.

Prada Distribuição

The Company operates in the distribution and services market through Prada Distribuição, which maintains nationwide coverage through three service centers and seven distribution centers equipped to supply the vehicle, auto parts, home appliance, construction, machinery & equipment, sugar & ethanol, agricultural, resale and furniture industries. As one of the largest companies in the flat steel processing and distribution segment, Prada Distribuição sells a complete product line, adding value through its wide range of cutting, conformation and logistics services.

  GalvaSud S.A.

On January 29, 2010, the Company incorporated its subsidiary GalvaSud S.A., which became a branch of the Company (CSN Porto Real), seeking to optimize processes and maximize results by centralizing the sales, operational and administrative activities of both companies under a single organizational structure.

CSN Porto Real is located in Porto Real, between Rio de Janeiro and São Paulo, mainly serving the automotive sector and offering a wide range of world-class products and services. It has a hot galvanizing line and a cutting center, in addition to a state-of-the-art laser-welding facility.

  CSN LLC

CSN LLC runs a cold-rolling and galvanizing facility in Indiana, USA, which produces galvanized and cold-rolled coils.

  Lusosider Projectos Siderúrgicos S.A. Installed in Paio Pires, Portugal, Lusosider Projectos Siderúrgicos S.A. manufactures cold-rolled coils and galvanized products.

7.1.3. Other Activities

(i)                Logistics

  Ports

The Company manages two terminals in the Port of Itaguaí, in Rio de Janeiro: a bulk solids terminal (Tecar) and a container terminal (Sepetiba Tecon).

CSN is a major iron ore exporter and Tecar loads its seaborne ore shipments. It also unloads coal, petroleum coke, sulphur and zinc concentrate for the Company and its clients.

Sepetiba Tecon, the Company’s container and general cargo terminal, is the largest container terminal in Rio de Janeiro state and one of the largest in Brazil. Sepetiba is a hub port for cargo and one of the pillars of the Company’s logistics platform in Itaguaí.

  Railways

The Company retains an interest in two railway companies:

MRS Logística S.A.

The Company holds a direct 22.93% interest in MRS Logística S.A., which operates the former Southeastern Network of Rede Ferroviária Federal S.A. (RFFSA) in the Rio de Janeiro - São Paulo- Belo Horizonte corridor. It also holds an indirect stake of 10.34%, giving it a total interest of 33.27%.

MRS Logística S.A. focuses most of its activities on heavy haul clients (ore, coal and coke), as well as long-term agreements, new businesses and projects aimed at leveraging the company’s growth.

In 2009, in the container segment, MRS Logística S.A. maintained its position as Brazil’s leading rail carrier.

Transnordestina Logística S.A.

Transnordestina Logística S.A. (former-Companhia Ferroviária do Nordeste – CFN) operates the former Northeastern Network of Rede Ferroviária Federal S.A. in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

In partnership with the federal government, the Company is investing in the construction of 1,728 km of new track to create Nova Transnordestina Logística, which will play an essential role in the development of the Northeast region (see Item 10.2 of this Reference Form).

(ii)                Cement

The cement industry complements steelmaking and supplies Brazil’s entire construction sector, which is of fundamental importance for the country’s economic development.

The Company entered the cement market in 2009, adding value to the slag generated during crude steel production. Its plant is located in Volta Redonda, adjacent to the Presidente Vargas Steelworks, which produces around 1.4 million tonnes of blast furnace slag per year. This slag is largely used to produce type CP III cement (with additives) by CSN Cimentos S.A.

To date, CSN Cimentos S.A. has been operating in the Baixada Fluminense region, the south of Rio de Janeiro state, the Vale do Paraíba and the São Paulo Metropolitan Region, as well as the south of Minas Gerais state.

(iii)              Power generation

The Company is one of Brazil’s largest industrial electric power consumers, behind only the aluminum producers. Consequently, it has been investing in power generation projects since 1999 in order to ensure self-sufficiency. Its generation assets are: a 29.5% interest in Itá Energética S.A., which owns the Itá Hydroelectric Power Plant, in Santa Catarina, corresponding to 167 MW; a 17.9% interest in the 210 MW Igarapava Hydroelectric Power Plant, in Minas Gerais; and the 238 MW Thermoelectric Cogeneration Center, installed in the Presidente Vargas Steelworks, in Volta Redonda. This unit is fueled by waste gases from the steel production process. All in all, the Company has a generating capacity of 428 MW, enough to meet all the group’s power needs.

7.2 Operating segments:

a) products and services

7.2.1 - Mining

Iron Ore

The Company has consolidated its position as an important player in the seaborne iron ore market, becoming Brazil’s second largest iron ore producer together with Nacional Minérios S.A.

The Company’s Casa de Pedra mine has a current annual production capacity of 21 million tonnes. The steel segment uses around 7.5 million tonnes of iron ore per year for steel production. Casa de Pedra’s production has been growing steadily in recent years due to its expansion project. In 2009 the mine produced 17.1 million tonnes.

The main products from the mine’s ore are lump ore, sinter feed and pellet feed:

•         Lump ore: high iron content and a grain size of between 6.3 and 50 mm. In the steelworks, lump ore is added directly to the reduction furnaces, with no need for agglomeration;

•         Sinter feed: represents the largest portion of processing plant output, with a grain size of between 6.3 and 0.15 mm. Due to the smaller grain size, the ore undergoes a sintering process, so that it is agglomerated before being added to the reduction furnaces;

•         Pellet feed: due to its extra fine grain size – less than 0.15 mm – pellet feed undergoes a pelletizing process, so that it is agglomerated before being added to the reduction furnaces.

Nacional Minérios S.A. has an annual production capacity of around 7 million tonnes of iron ore and also acquires ore from third parties.

In 2009, Nacional Minérios S.A. sold approximately 14.6 million tonnes of ore (own and third-party).

Nacional Minérios S.A. sells lump ore, concentrate, sinter feed and pellet feed.

•         Lump Ore: high iron content and a grain size of between 6.3 and 50 mm. In the steelworks, lump ore is added directly to the reduction furnaces;

•         Pellet Feed and Concentrate: due to its extra fine grain size – less than 0.15 mm – pellet feed undergoes a pelletizing process;

•         Sinter Feed:  represents the largest portion of processing plant output, with a grain size of between 6.3 and 0.15 mm. Due to the smaller grain size, the ore undergoes a sintering process;

Limestone and Dolomite

The Arcos mine, in Pedreira da Bocaina, Minas Gerais, is responsible for supplying the limestone and dolomite consumed by the Company’s Presidente Vargas Steelworks in Volta Redonda.

After the Company entered the cement market in 2009, the Arcos mine the Arcos mine will also be supplying limestone for the production of clinker, an important cement input.

Tin

Tin, a tinplate raw material, is produced by ERSA - Estanho de Rondônia S.A., a Company subsidiary.

7.2.2 - Steelmaking

The Company produces a wide variety of rolled steel products. In 2009, rolled steel production totaled 4,109,000 tonnes.

Hot Rolled Products

Produced in the form of coils and sheets by the Presidente Vargas Steelworks, in Volta Redonda, with thicknesses ranging from 1.2 mm to 12.7 mm. Coils are used to make structural auto parts and tubes and in the mechanical construction industry, among other applications, while the other hot-rolled products are used in welded tubes, auto parts, gas containers, compressors, and cold-formed light shapes for the construction industry, among others.

Cold Rolled Products

Also produced in the form of coils and sheets. In comparison to their hot-rolled counterparts, cold-rolled products have a uniform thickness and a higher surface quality and are used in car bodies, home appliances, tubes and shapes for general use. They also serve as the basis for galvanized and tin-coated products. The thickness of the Company’s cold-rolled coils varies between 0.30 mm and 2.99 mm.

Galvanized Steel Products

Galvanized steel products consist of rolled flat steel coated, on one or both sides, with zinc or a zinc alloy, obtained from hot-dipping or electrolysis. The Company uses the hot-dip process, which is around 20% cheaper than electrolysis. Galvanizing is one of the most effective and economical means of protecting steel against corrosion caused by water and exposure to the atmosphere. Galvanized steel products are highly versatile, and are used in the manufacture of a wide range of products, including:

Car, truck and bus bodies;   Products for the construction industry, such as roofing and external wall panels; dry wall; support structures for roofing, doors, windows and grates, and components for light structures;

Air ducts and parts for hot air, ventilation and cooling systems;

•

Drains, trash cans and other receptacles;   Storage tanks, grain silos and agricultural equipment;   Panels and signs; and   Pre-painted parts.

Galvanized sheets, whether painted or not, are used in gutters, guttering, tubes, and the external and internal cabinets of all types of home appliance, among other similar applications. The Company produces galvanized sheets and coils with thicknesses ranging from 0.30 to 3.00 mm through continuous processing lines using the hot-dip process, resulting in zinc-coated products with high adherence and uniformity that can be subjected to practically all types of curvature and can be processed by heavy machinery.

In addition to general purpose galvanized products, the Company produces Galvanew®, galvanized plates obtained from hot-dipping and subsequently submitted to annealing, which ensures that the iron in the steel base migrates to the surface, forming a ferrozinc alloy, which improves welding and painting performance. The combination of these qualities makes Galvanew® particularly appropriate for the manufacture of home appliances and auto parts, including the exposed parts of auto bodies.

CSN Paraná, a branch of the Company, produces Galvalume, a cold-rolled steel coated with an aluminum and zinc alloy. The production process is similar to hot-dip galvanizing, but the product’s resistance to corrosion is at least twice that of standard galvanized steel. Galvalume is mainly used in construction applications involving exposure to severe conditions, such as corrosion by acid or salt air.

Galvanization allows the Company to add value to its products.

CSN Paraná also produces pre-painted steel sheets through a continuous coating process, through which a layer of colored resin-based paint is added to the base material (cold-rolled or galvanized sheets). Pre-painted products also have high added value and are mostly used in the construction industry and the production of home appliances.

Metallic Sheets for Packaging

Metallic sheets consist of flat, low-carbon coils or sheets, with a maximum thickness, in compliance with Brazilian standards, of 0.45 mm, and which may be coated or not. The coating may be of tin or chrome and is applied by the electrolytic process. The cost of coating puts tin-coated products among those with the highest added value. There are three types of metallic sheet, all of which are produced by the Company as coils and sheets:

  Tinplate – coated on one or both sides with a fine layer of metallic tin and a layer of chrome oxide, covered by a protective layer of oil;
  Chromed steel - coated on both sides with a very fine layer of metallic chrome and a layer of chrome oxide, covered by a protective layer of oil;
  Uncoated plates – used as basis for coated metallic sheets.

Metallic sheets for packaging are mainly used in cans and other receptacles. With six electrolytic coating lines, the Company is one of the largest manufacturers of metallic sheets in the world and the sole manufacturer of coated metallic sheets in Brazil.

Packaging

Companhia Metalúrgica Prada is Latin America’s leading manufacturer of steel packaging, with three plants located in São Paulo (São Paulo), Uberlândia (Minas Gerais) and Pelotas (Rio Grande do Sul), and is an important client for the Company’s tinplate.  Its production lines are equipped to deliver the high volumes and technical specifications demanded by the food, chemical and aerosol industries (oil, grease, conserves, tomato-based products, meat products, sweets, powdered chocolate, powdered milk, etc).  Companhia Metalic Nordeste produces aluminum lids and two-piece steel cans for the beverage industry.

Distribution

Prada Distribuição operates in the flat steel processing and distribution segment, with a wide range of products, including coils, rolls, plates, strips, blanks, metallic sheets, shapes, tubes and tiles, among others. It also specializes in steel processing services, meeting the demand of companies nationwide.

7.2.3. Other Activities and Products

(i)                Logistics

  Ports:

✓  TECAR: Tecar loads the seaborne ore shipments of the Company and Nacional Minérios S.A. and unloads coal, petroleum coke, sulphur and zinc concentrate for the Company and its clients.

✓  TECON: Sepetiba Tecon, the Company’s container and general cargo terminal, is the largest container terminal in Rio de Janeiro state and one of the largest in Brazil. Sepetiba is a hub port for cargo and one of the pillars of the Company’s logistics platform in Itaguaí. It also handles the Company’s steel products and general cargo.

  Railways:

✓  MRS: The rail transportation services provided by MRS Logística S.A. play an essential role in supplying the Company’s raw materials and shipping out its final products. All the iron ore exported and consumed by the Company, as well as the coal and coke consumed by the Presidente Vargas Steelworks is carried by MRS, as is part of the steel produced by the Presidente Vargas facility for the domestic market and exports.

(ii)                Cement

Currently, the Company produces Blast Furnace Portland Cement – CP III 40 at its factory in Volta Redonda. This product is sold on the bulk market and in 50 kg bags.

(iii)              Power generation

The Company is one of Brazil’s largest industrial electric power consumers. Through its Thermoelectric Cogeneration Center, installed at the Presidente Vargas Steelworks, in Volta Redonda, and its share in two hydroelectric power plants, the Company has an average generation capacity of 428 MW, meeting all the group’s electricity needs.

b) revenue from the segments and their share of the Company’s total net revenue
R$ million	2009		2008		2007
Net Revenue	10,978	100%	14,003	100%	11,441	100%
Steelworks	7,894	72%	10,566	75%	9,545	83%
Mining	1,814	17%	2,085	15%	721	6%
Infrastructure/Cement/Others	1,270	11%	1,352	10%	1,174	11%

COGS	(6,788)		(7,024)		(6,674)
Steelworks	(5,353)		(5,350)		(5,553)
Mining	(1,003)		(565)		(376)
Infrastructure/Cement/Others	(432)		(1,109)		(745)

Gross Profit	4,190		6,979		4,767
Steelworks	2,541		5,216		3,992
Mining	811		1,520		345
Infrastructure/Cement/Others	838		243		429

c) income or loss resulting from the segments and their share of the Company’s total net revenue
Based on gross profit, the Company does not have criteria for apportioning net income (loss) per segment.

 7.3 Products and services:
a) characteristics of the production process

7.3.1- Mining

Casa de Pedra Mine

Extracting iron ore through three open pits, the Casa de Pedra mine operates with large-scale off-road trucks and bulldozers, controlled by a dynamic allocation system. The extracted ore is then sent for processing and the waste is sent to deposits outside the final pit.

Initially, the ROM (run of mine) ore is unloaded in two primary grinding units, followed by secondary and tertiary grinding. It is then transported by conveyor belt or truck to homogenization yards where it is stacked in large piles, according to its quality. It is subsequently transferred to the classification plant, where it is separated into the typical categories of lump ore, sinter feed and extra fine. The extra fine fraction is deslimed in hydrocyclones and concentrated via the flotation process. The flotation concentrate, with a high iron content, is then dewatered in thickeners and disc filters, giving the final product – pellet feed. The lump ore, sinter feed and pellet feed then go to the storage yards, from where they are transferred to rail cars for transportation to the domestic market and to the Port of Itaguaí in the case of exports. Casa de Pedra’s production and classification capacity is being expanded and should reach 40 million tonnes per year in 2010, while maintaining product quality. The tailings generated during desliming and flotation are disposed of in tailings dams.

Nacional Minérios S.A.

•         Engenho and Pires mines

Located in the municipality of Congonhas, in Minas Gerais, the Engenho mine extracts iron ore from sloping open 10-meter pits, operating with 25-tonne haulage trucks and mid-sized bulldozers. The ore is sent for processing and the waste to deposits outside the final pit.

The ROM from the Engenho mine is taken to the Pires processing plant by bulldozers and trucks, where it undergoes primary grinding, followed by sieving. The retained material is then subjected to secondary grinding. The primary sieved material is classified by inclined sieves into lump ore and hematitinha. The material with a smaller grain size is classified by horizontal sieves and low-field magnetic separators, producing sinter feed. The retained material is concentrated through a spiral and cyclone process in order to produce concentrate. All unused material is allocated to containment dams.

The ROM from the dams is fed by bulldozers into a high intensity magnetic concentration plant, where it is first sieved. The retained material is disposed of and the sieved material undergoes a second sieving. Again the retained material is disposed of and the sieved material goes to the magnetic concentrator. The resulting tailings are disposed of in dams, the concentrate is deposited in bays and the intermediate material returns to the beginning of the process.

After all this, the company’s products are transported by truck and stored in yards. After the drying period, they are taken to the company-owned Itacolomy Rail Terminal and loaded into railcars for transportation to the Port of Itaguaí.

•         Fernandinho mine

Located in the municipality of Itabira, in Minas Gerais, the Fernandinho mine extracts iron ore from sloping open 10-meter pits, operating with 25-tonne haulage trucks and mid-sized bulldozers. The ore is sent for processing and the waste to deposits outside the final pit.

The ROM is unloaded into a homogenization pile, then taken by bulldozer to the processing plant, where it undergoes primary grinding and is classified by wet sieving, the material retained in the 1st deck being subjected to secondary grinding and then returned for sieving. The material retained in the 2nd deck is piled, forming part of the sinter feed, while the sieved material is concentrated in a low-field magnetic separator and spiral classifier and then incorporated into the sinter feed. The tailings are disposed of in containment dams by gravity and the sinter feed is taken to the Itacolomy Rail Terminal in Pires and from there to the Port of Itaguaí.

7.3.2 Steelmaking

The main raw materials for steel production in an integrated steel works are iron ore, coal, coke, and fluxes such as limestone and dolomite. The iron ore consumed at the Presidente Vargas Steelworks is extracted, crushed, screened and transported by rail from the Casa de Pedra mine in Congonhas, Minas Gerais, 328 km from the Steelworks. The high quality of Casa de Pedra’s ore, which has an iron content of around 60%, and its low extraction costs are major contributors to the Company’s low steel production costs.

Since Brazil lacks high-quality coking coal, the Company imports all its needs. The coal is distilled in batteries to produce coke and the by-product coke oven gas, which is the main source of fuel for the Company’s thermoelectric cogeneration plant. After being crushed, the coke is transported to the blast furnaces, where it is used as a combustion source and as a component for transforming iron ore into pig iron. In the sintering plants, iron ore fines and coke or other fine-grained solid fuel are mixed with fluxes (limestone and dolomite) to produce sinter. The sinter, lump ore, fluxes and coke are then loaded into the two operational blast furnaces for smelting. The Company operates a PCI facility, which injects low-cost pulverized coal directly into the blast furnaces as a substitute for around one-third of the coke otherwise required.

The iron ore is gradually reduced to pig iron by successive chemical reactions with carbon monoxide (from the coke and PCI) in two blast furnaces that operate 24 hours a day, then melts and flows downwards, while the impurities separate out to form a liquid slag with the fluxes. From time to time, the white-hot molten iron and slag are drawn off from the bottom of the furnace. The slag is granulated and used to make cement.

The molten pig iron is transported to the steel mill in 350-tonne-capacity torpedo cars and discharged, together with scrap iron and fluxes, into basic oxygen converters, where oxygen is injected onto the liquid to oxidize its remaining impurities and lower its carbon content, thus producing crude steel, which is then poured into 230-tonne-capacity ladles and transported to the continuous casting machines where it is solidified into slabs.

In hot-rolling, reheated slabs from the continuous casting lines are fed into hot strip mills, where their thickness is reduced from 250 mm to between 1.2 and 12.7 mm. At the end of the process, the long, thin steel strip from each slab is coiled and conveyed to a cooling area. Some hot-rolled coils are dispatched directly to clients as they are, while others are further processed in the pickling line, where they are treated with hydrochloric acid to remove surface oxides and improve surface quality. After pickling, those hot-rolled coils selected to produce thinner materials are sent to be rolled in cold strip mills – cold-rolled products have better surface characteristics and are therefore more expensive. Most output destined for cold rolling is annealed and tempered to give it the desired mechanical qualities.

Another part of output goes to the coating lines for the production of rolled galvanized products, a process that begins with unannealed cold-rolled steel. All the Company’s lines use hot-dip galvanizing, in which the strip is dipped into liquid zinc and the required thickness of the coating is obtained by removing excess zinc with an air razor. The galvanizing lines also equipped with an annealing furnace and temper mill, ensuring the desired performance of the material.

In the painting line, cold-rolled or galvanized steel is coated with a layer of paint, conferring beauty, color and excellent resistance against corrosion.

The tinning process consists of depositing a layer of tin or chrome on cold-rolled steel by electrolytic precipitation and applying thermal treatment to ensure conformation conditions. Tin and chrome are noble metals that prevent the steel from oxidizing, enabling its use as a packaging material.

Steel plant equipment undergoes regular preventive maintenance shutdowns, normally on a weekly or monthly basis for rolling mills and a semi-annual or annual basis for blast furnaces and other special equipment.

The Company’s business encompasses both operational and commercial activities. Operational activities are handled by the production sector, which is composed of two units:

•         The production unit is responsible for steel production operations, repair shops, the internal railroad and process development at Volta Redonda;

•         The support unit is responsible for planning production; managing product stockyards, electrical installations and other utilities; factory assistance; and workforce safety at the Presidente Vargas Steelworks.

The production sector is also responsible for environmental and quality consulting, new product development, investments in steel processing and supervision of GalvaSud and CSN Paraná’s operations.

Prada Embalagens manufactures steel cans and carries out tinplate printing.

Prada Distribuição has a production capacity of around 55,000 tonnes per month in its three service centers (Mogi das Cruzes – SP, Camaçari - BA and Recife – PE), which are equipped with latest-generation machinery (slitting lines for the production of rolls and strips and blanking lines for the production of plates and blanks, as well as lines for tiles, shapes and tubes). The materials are produced from hot-rolled, cold-rolled, hot-dip galvanized, chrome-coated, uncoated and pre-painted steel products, as well as tinplate and Galvalume.

 7.3.3 Cement

The Company produces cement in its Volta Redonda plant through the grinding of clinker, gypsum, limestone and slag in a vertical grinder. There are two grinding producing CP III 40 cement.

b) characteristics of the distribution process

I. Mining

In the foreign market, the Company and Nacional Minérios S.A. sell their products through proprietary sales teams in Brazil and abroad (Portugal and Hong Kong). The overseas offices are also staffed by a technical support team, which allows the Company to remain in direct contact with its foreign clients, accompany their needs and execute agreements, in addition to developing new markets.

Domestic market sales are handled by teams located at the office in Nova Lima, approximately 70 km from the Casa de Pedra mine.

II. Steelmaking

Domestic Market

With three strategically-located service centers and seven distribution centers, the Company operates in an efficient manner throughout Brazil, offering ready-made, made-to-order and Kanban products, in addition to specialized technical support. Prada Distribuição maintains partnerships with renowned transportation firms in order to speed up input reception and product delivery nationwide.

Foreign Market

Most of the Company’s exports are established directly with clients, without intermediaries (brokers or agents), or through the sales force of its subsidiaries Lusosider, in Portugal, and CSN LLC, in the USA.

III. Cement

CSN Cimentos’ products are distributed via road and rail. It has two distribution centers, one in Rio de Janeiro and the other in the ABC Paulista region, and will open a third, in São José dos Campos (SP), in mid-2010.

Transport to the distribution centers is primarily handled by MRS Logística S.A.

CSN Cimentos’ client portfolio includes building material stores, concrete manufacturers, construction firms, mortar companies and manufacturers of cement artifacts.

Sales are focused on retail, i.e. building material stores. This segment operates with small inventories, so the percentage of repurchases per month is substantial.

Cement is sold bagged or in bulk.

c) characteristics of the operational markets:
(i) share of each market
	Tonnes (thousand)	Net revenue (R$ million)%
Steelmaking
Domestic market	3,243	6,770	62%
Foreign market	867	1,124	10%
	4,110	7,894	72%
Mining
Domestic market	3,942	97.8	1%
Foreign market	16,766	1,716	16%
	20,707	1,814	17%

Infrastructure/Cement/Other
Domestic market		1,239	11%
Foreign market		31.6	0%
		1,271	11%
	TOTAL	10,978	100%

(ii)  competitive conditions in the markets

Mining

In 2008-2009, due to the global financial crisis, the entire iron ore industry turned its attention to the only active market at that time – China. As a result, 56% of the Company’s ore exports in 2009 went to the China, versus 16% to Europe and 16% to the Middle East. It is worth noting that 95% of the Company’s total iron ore revenue comes from exports.

Steelmaking

The steel industry is fiercely competitive in terms of price. Brazil exports steel products and is therefore subject to several conditioning factors, including trade barriers, WTO strictures, the Brazilian government’s foreign exchange policy and the pace of global economic growth. In addition, continuous advances in materials sciences and technologies have given rise to new products that compete with traditional steel products. These steel substitutes include plastics, aluminum, ceramics and glass.

The steel industry is also intensely competitive in terms of product quality and customer service, as well as in terms of technological advances that reduce production costs. Other factors include competition from foreign companies and the appreciation of the Brazilian real against the U.S. dollar, as well as the productivity of the Company’s own plants and the availability, quality and cost of raw materials and labor.

Cement

The quality of the cement produced the subsidiary CSN Cimentos S.A. is similar to that of its competitors. CSN Cimentos S.A. began operating in May 2009, and the Cimento CSN® brand is already well-known and widely accepted in many markets.

d) possible seasonality

I. Mining

Iron ore sales are subject to the seasonality of the steel industry. However, thanks to strong demand, the Company’s shipments are well distributed over the year, in line with its port capacity.

II. Steelmaking

Domestic Market

Undue periods of seasonality have not been identified in the domestic market.

Foreign Market

There are periods of seasonality in the foreign market that cause demand to fluctuate, such as the northern hemisphere winter, the summer vacations in Europe, Chinese New Year, etc. However, due to the lower volume and export diversification (markets and clients), the Company’s exposure to these seasonal factors has been reduced.

III. Cement

There is no undue seasonality.

e) main inputs and raw materials:

The Company’s main steel production raw materials are iron ore, coal, coke, aluminum, tin, zinc, limestone and dolomite. Others include liquid gases, natural gas, scrap metal, and refractories. It is important to note that the Company is self-sufficient in the main inputs, such as iron ore, tin, limestone and dolomite.

The Company has no significant inputs and raw materials in the mining segment.

The main cement production inputs and raw materials are blast furnace slag, obtained from the Company’s steelmaking process, and clinker, which is currently acquired from third parties, but which will be produced by the Company in the future.

(i) Description of relations with suppliers, including whether they are subject to government control or regulations and, if so, listing the governmental bodies and the respective applicable legislation

Generally, the Company maintains supply or sales agreements with its main input suppliers and does everything possible to ensure long-term relations.

The Company’s main input suppliers are:

BHP Billiton, Rio Tinto, Anglo Coal, Jim Walter Resources and Alpha Natural Resources	Coal
Noble, Glencore and Milpa	Coke
Imbra and Alubar (1)	Aluminum
Votorantim Metais(1)	Zinc
ERSA	Tin
Bardella Timken Serviços, Sulcromo Revestimentos Industriais and Mwl Brasil Rodas e Eixos Ltda	Spare parts
Magnesita, Saint Gobain and RHI	Refractories
Trufer and RFR	Scrap
VALE and Ferlig	Ferroalloys
Petrobras and Quaker	Lubricants

 (1) We rely on these suppliers, since they are the only aluminum and zinc suppliers in Brazil.

The main material purchased by the Company is coal, all of which is imported.

(ii) possible dependence on a few suppliers

The Company only acquires natural gas from state concessionaires, who retain a legal monopoly. Nevertheless, these concessionaires have to comply with specific legislation that ensures supply to their contracted clients (see item 4.1 (e)).

There are other cases of dependence, such as zinc from Votorantim Metais, but in these cases, supply agreements are normally negotiated, and the Company actively seeks out new suppliers and alternatives.

The Company also relies on suppliers of clinker, a cement input, having entered into a supply agreement with Votoran for a determined period. However, it will begin producing its own clinker when the Arcos plant starts up at the end of 2010.

(iii) possible price volatility

The steel industry is subject to price volatility in regard to certain production inputs, including iron ore, coal, coke, aluminum, tin and zinc.

Almost all inputs used by the Company are subject to international price variations.

7.4 Relevant clients (accounting for more than 10% of the Company’s total revenue):
a) total revenue from the client(s)
There is no client in the domestic or international market accounting for more than 10% of the Company’s total net revenue.
b) operating segments affected by revenues from the client(s)
There is no client in the domestic or international market accounting for more than 10% of the Company’s total net revenue.

7.5 Significant effects of government regulations on the Company’s operations:
a) need for government authorization to carry out operations and the history of relations with the government in regard to obtaining such authorizations

Among the activities pursued by the Company, mining, logistics and energy are subject to several government authorizations, the most important of which are listed below.

•         Mining

According to Brazilian legislation, the federal government owns all mineral resources. Therefore, in order to explore iron ore, whether for sale or steel production in Brazil, the Company depends on the authorization and/or concession of mining rights by the federal government, either through the Ministry of Mines and Energy or the National Department of Mineral Production. The Company’s current mining rights are listed below:

•         MINING RIGHTS ORDINANCE No. 234 OF JANUARY 24, 1956 – DNPM PROCEEDINGS No. 043.306/1956; 000.433/1956; 043.302/1956; 043.305/1956; 043.309/1956;

•         MINING RIGHTS ORDINANCE No. 18.275 OF APRIL 7, 1945 – DNPM PROCEEDING No. 003.664/1942;

•         MINING PRONOUNCEMENT No. 234 OF JANUARY 1, 1938 – DNPM PROCEEDING No. 004.434/1938;

•         MINING PRONOUNCEMENT No. 310 OF MARCH 9, 1936 – DNPM PROCEEDING No. 002.741/1935;

•         MINING RIGHTS ORDINANCE No. 1.676 OF NOVEMBER 6, 1980 – DNPM PROCEEDING No. 818.378/1972;

•         MINING RIGHTS ORDINANCE No. 1.880 OF DECEMBER 15, 1980 – DNPM PROCEEDING No. 003.325/1960;

•         MINING RIGHTS ORDINANCE No. 1.203 OF AUGUST 31, 1982 – DNPM PROCEEDING No. 003.327/1960;

•         MINING RIGHTS ORDINANCE No. 1.875 OF DECEMBER 15, 1980 – DNPM PROCEEDING No. 807.385/1970;

•         MINING RIGHTS ORDINANCE No. 2.335 OF NOVEMBER 30, 1979 – DNPM PROCEEDING No. 802.717/1976;

•         MINING RIGHTS ORDINANCE No. 2.303 OF NOVEMBER 29, 1979 – DNPM PROCEEDING No. 802.718/1976;

•         MINING RIGHTS ORDINANCE No. 437 OF APRIL 28, 1986 – DNPM PROCEEDING No. 810.840/1976;

•         MINING RIGHTS ORDINANCE No. 225 OF MARCH 3, 1988 – DNPM PROCEEDING No. 802.587/1978;

•         MINING RIGHTS ORDINANCE No. 1.191 OF JULY 22, 1987 – DNPM PROCEEDING No. 880.026/1981;

•         MINING RIGHTS ORDINANCE No. 63.302 OF OCTOBER 1, 1968 – DNPM PROCEEDING No. 003.425/1960; and

•         MINING RIGHTS ORDINANCE No. 38 OF FEBRUARY 18, 1997 – DNPM PROCEEDING No. 804.278/1974.

•         Rail Logistics

In Brazil, rail transport service regulations mainly include aspects associated with: (i) relations (a) between the federal government and railway operators; (b) between railway operators and other companies exploring railways on a commercial basis; and (c) between railway operators and their respective users; (ii) safety; (iii) civil liability; and (iv) transport of hazardous products.

The Brazilian rail transport sector is regulated by the National Ground Transport Agency (ANTT), whose duties include regulating the management of concession and leasing agreements, the monitoring of compliance with contractual clauses related to the provision of railway services and the maintenance and replacement of leased assets, as well as the actual operations of the concessionaires.

Since the Company holds interests in MRS Logística S.A. and Transnordestina Logística S.A., it is subject to the applicable rules related to operations in this sector issued by the ANTT.

•         Port Logistics

The federal government is responsible for the exploration of sea ports, whether directly or through authorization, concession or permission agreements, in accordance with Article 21, paragraph XII, item “f” of the Federal Constitution of 1988. The legal framework for the exploration of ports is regulated by Law 8,630 of February 25, 1993, whose Article 1, paragraph 2, establishes that the concession of organized ports shall always be preceded by a public bid.

The concessionaire of the organized ports in the state of Rio de Janeiro, where CSN's port terminals are located, is Companhia Docas do Rio de Janeiro (Docas). Companies interested in building, renovating, expanding, leasing, and exploring port facilities in the organized ports may, through a public bid, enter into a leasing agreement with Docas, which is responsible for monitoring the respective operations. Companies wishing to build port terminals outside the organized ports are subject to direct authorization from the federal government.

The entire port sector is regulated by the National Waterway Transport Agency (ANTAQ), created by Law 10,233 of June 5, 2001. Brazil’s Federal Revenue Service is responsible for authorizing and inspecting terminal customs areas.

As the leaseholder of a coal terminal (Tecar) and an iron ore and container terminal (Sepetiba Tecon), the Company is subject to the monitoring and inspection requirements of Docas, ANTAQ and the Federal Revenue Service.

•         Power Generation

In order to build or operate power generation, transmission or distribution facilities in Brazil, the Company depends on the granting of concessions, permission, or authorization, as the case may be, from the Ministry of Mines and Energy (MME) or the Brazilian Electricity Regulatory Agency (ANEEL), as the representative of the granting power. The grants confer the right to generate, transmit or distribute electricity in the respective concession area during a given period of time.

The MME acts as the granting power on behalf of the federal government, and its main duty is to determine policies, guidelines and regulations, including the rules governing the granting of concessions and the bidding processes for electricity service concessions and installations.

ANEEL’s main duty is to regulate and inspect the energy sector according to the policy set forth by the MME, in addition to responding to the questions delegated to it by the granting power. ANEEL’s duties also include (1) monitoring the power generation, transmission and distribution concessions, including the approval of tariffs; (2) issuing energy sector regulations; (3) implementing and regulating the exploration of energy sources, including the use of hydroelectric power; (4) holding bids for new concessions; (5) settling administrative disputes between power generators and their customers; and (6) establishing the criteria and methodology for determining transmission tariffs.

Since it retains interests in the concessionaires Itá Energética S.A. and Consórcio da Usina Hidrelétrica de Igarapava, in addition to owning a Thermoelectric Cogeneration Center (CTE) at the Presidente Vargas Steelworks, the Company is subject to energy sector regulations.

History

The Company and its subsidiaries, in the performance of their activities, have maintained close relations with the agencies responsible for authorizations in general so as to fulfill their requirements, without prejudice to their business plans.

Environmental Legislation

The Company is subject to the environmental laws and regulations concerning atmospheric emissions, the disposal of effluents, and the management and treatment of solid and hazardous waste at municipal, state, and federal level. It is therefore committed to monitoring the environmental impact caused by its operations in the steel, mining, cement and logistics sectors, in compliance with international and Brazilian environmental laws and regulations.

The Brazilian Constitution grants powers to the federal and state governments to enact environmental protection laws and issue regulations in accordance with said laws. The Company is also subject to municipal environmental protection laws and regulations. While the Brazilian government is empowered to establish minimum environmental protection standards, the municipal and state governments are empowered to impose much stricter regulations. As a result, most environmental regulations in Brazil are municipal and state-enacted and have been complemented by reviews and new proposals. The environmental regulations of the state of Rio de Janeiro, where the Presidente Vargas Steelworks is located, contain specific rules for these types of unit. The operating licenses or environmental agreements set forth specific standards and objectives and are issued for each company or unit. These specific operating requirements complement the general standards and regulations, and must be complied with as long as the licenses and agreements are in effect. The terms of these operating licenses are subject to change and tend to become stricter over time. Currently, all the Company’s facilities have been issued with operating licenses.

In the last three years, the Company has filed several requests and obtained renewals and environmental licenses from the competent authorities for its current operations or new projects in the steel, mining, logistics and cement areas, including: an installation license for increasing the production capacity of the Casa de Pedra mine to 40 million tonnes per year; installation licenses for the Eliseu Martins/PI – Trindade /PE, Salgueiro/PE – Suape/PE and Missão Velha/CE – Pecém/CE stretches of the Ferrovia Transnordestina railway; and pre-operating authorization for the Company’s first cement factory in the state of Rio de Janeiro.

Concessions for the Exploration of Mines

The Company’s mining activities are governed by the Brazilian Constitution and the Mining Code, being subject to the resulting laws, standards and regulations. According to the Brazilian Constitution, all mineral resources belong to Brazil. Mining operations at the Casa de Pedra mine are based on a concession which granted the Company full ownership over the mineral deposits within the boundaries of its property, while operations at the Bocaina mine (MG) are based on a similar concession. The mining activities of Nacional Minérios S.A. at the Engenho and Fernandinho mines are based on concessions that grant them mining rights as long as the reserves exist.

b) the Company’s environmental policy and the costs incurred to comply with environmental regulations and, if applicable, other environmental practices, including compliance with international environmental protection standards:

The Company employs socially responsible environmental management and sustainable development procedures in all of its business segments. In addition to prioritizing the use of the most up-to-date environmental risk management and monitoring equipment, the Company maintains an Internal Environmental Management Committee, composed of professionals from all areas of the Presidente Vargas Steelworks, its main unit. This committee meets on a weekly basis, aiming to prevent possible environmental damage. The Company also maintains an environmental department subject to an Environment Management System in accordance with ISO 14001:2004 standards, as well as a commission for environmental management composed of professionals from its main units. Since its privatization, the Company has invested in a series of environmental protection and recovery programs. Environment-related expenditures in 2009, 2008 and 2007 (including capitalization and funding) totaled R$902.8 million, primarily related to: (i) the operation and maintenance of environmental control equipment; (ii) the preparation of environmental studies to obtain licenses; and (iii) measurements and projects related to the recovery of environmental liabilities resulting from operations in previous years, especially prior to privatization. The main provisions for environmental contingencies on December 31, 2009 were related to environmental remedial obligations in regard to coal mines in the state of Santa Catarina deactivated in 1989; projected legal environmental compensation for new projects in the states of Minas Gerais and Rio de Janeiro; and environmental remedial obligations resulting from activities at the Presidente Vargas Steelworks. These provisions do not include any environmental liabilities related to ERSA, which are the sole responsibility of its former owner (CESBRA/BRASCAN), pursuant to a specific agreement. The Company maintains provisions for the cost of environmental proceedings and the respective remedial measures when an unfavorable ruling is possible and when the amount in question can be estimated. The Company also records provisions for all environmental responsibilities and obligations formally notified by the administrative and legal authorities.

c) dependence on patents, brands, licenses, concessions, franchises and royalty agreements for the execution of the Company’s activities

Apart from those described in items (a) and (b) above, there are no state regulations regarding dependence on patents, licenses, concessions, franchises or royalty agreements that are relevant to the execution of the Company’s activities.

7.6 Information on countries in which the Company has earned significant revenue:
a) revenue from clients attributed to the country where the Company is headquartered and its share of the Company’s total net revenue
In 2009, the Company’s net revenue from the country where it is headquartered amounted to R$8,106. 5 million, accounting for 74% of its total net revenue.
b) revenue from clients attributed to each foreign country and their share of the Company’s total net revenue

	R$ ‘000%
China	953.1	9%
Europe	691.9	6%
North America	386.6	4%
Asia (excl. China)	370.0	3%
Latin America	123.5	1%
Other	346.7	3%

Total	2,871.8	26%

c) total revenue from foreign countries and its share of the Company’s total net revenue
In 2009, the Company’s net revenue from the foreign market totaled R$2,871.8 million, accounting for 26% of its total net revenue.

7.7 Regulations of the countries where the Company has obtained significant revenues:

The Company’s significant revenues from the foreign market come from the sale of iron ore to Asia, especially China, and it is not subject to any regulations of that country.

The media is constantly speculating on the possibility of the Chinese government imposing regulations on iron ore imports, whether by reducing import licenses or establishing a minimum iron-content degree for imported ore. Such speculation is frequent, but so far the Company has not experienced any direct impact on the sale of its products.

The Company, together with Brazil’s other flat steel companies, is subject to restrictions related to the export of hot-rolled products to the United States of America, Canada and Argentina due to protectionism (anti-dumping and anti-subsidy measures). However, since most of its hot-rolled products are currently sold on the domestic market, these actions do not jeopardize the Company's results.

7.8 Other long-term relations relevant to the Company:

At the beginning of 2007, the Company entered the seaborne iron ore market, with its first shipment through its port terminal in Itaguaí (Tecar).

In July 2007, through its wholly-owned mining subsidiary Nacional Minérios S.A., the Company acquired Companhia de Fomento Mineral, located in Minas Gerais state, whose mines are in the vicinity of the Casa de Pedra mine, effectively increasing its production capacity. Until December 29, 2008, Nacional Minérios S.A. was fully controlled by the Company. On December 30, 2008, Big Jump Energy Participações S.A., whose shareholders are ITOCHU Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and POSCO, concluded the acquisition of 40% of the total and voting capital of Nacional Minérios S.A. for US$3.08 billion. Of this total, approximately US$3.04 billion was used by Big Jump Energy Participações to pay in shares subscribed in a capital increase of Nacional Minérios S.A. through an issue of new shares. These amounts were used to pay the Company, in accordance with the run of mine sale contracts and agreements governing the provision of port services by the Company to Nacional Minérios S.A., pursuant to the terms therein. All agreements were negotiated under market terms and conditions. With the completion of the operation, the Company continued to hold 60% of the voting and total capital of Nacional Minérios S.A.

On June 10, 2008, the Company signed two new long-term contracts with Gulf Industrial Investment Co. (E.C.), a company headquartered in Bahrain, to supply pellet feed produced by Casa de Pedra and the mines operated by Nacional Minérios S.A., the Company’s jointly-owned subsidiary.

7.9 Other relevant information:

None.

8.1 Describe the Company’s economic group

a) Direct and indirect controlling shareholders

b) Subsidiaries and associated companies and c) the Company’s interest in the group companies

Interest held by the Company in the group companies (%) [3]
Company Name	Dec/09	Dec/08	Dec/07
Direct interest: full consolidation
CSN Islands VII Corp.	100	100	100
CSN Islands VIII Corp.	100	100	100
CSN Islands IX Corp.	100	100	100
CSN Islands X Corp.	100	100	100
CSN Islands XI Corp.	100	100	100
Tangua Inc.	100	100	***
CSN Energy S.à r.l.	100	100	100
CSN Export S.à r.l.	***	100	100
International Investment Fund	100	100	***
CSN Overseas S.à r.l.	100	100	100
CSN Panama S.à r.l.	100	100	100
CSN Steel S.à r.l.	100	100	100
DIPLIC – Multimarket Investment Fund	100	100	100
Murgen – Multimarket Investment Fund	100	100	100
Arame Corporation	***	100	100
TdBB S.A.	100	100	100
International Charitable Corporation	***	100	100
GalvaSud S.A. [4]	99.99	99.99	15.29
Sepetiba Tecon S.A.	99.99	99.99	99.99
Mineração Nacional S.A.	99.99	99.99	99.99
CSN Aços Longos S.A.	99.99	99.99	99.99
Itaguaí Logística S.A.	99.99	99.99	99.99
Estanho de Rondônia S.A.	99.99	99.99	99.99
Cia Metalic Nordeste	99.99	99.99	99.99
Companhia Metalúrgica Prada	99.99	99.99	***
CSN Cimentos S.A.	99.99	99.99	99.99
Inal Nordeste S.A.	99.99	99.99	99.99
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	99.99
Congonhas Minérios S.A.	99.99	99.99	99.99
CSN Energia S.A.	99.90	99.90	99.90
Transnordestina Logística S.A.	84.34	***	***
Indirect interest: full consolidation
CSN Aceros S.A.	100	100	100
CSN Cayman Ltd	100	100	100
CSN Iron, S.A.	100	100	100
CSN Cement S.à r.l.	100	***	***
Companhia Siderurgica Nacional LLC	100	100	100
CSN Holdings Corp	***	100	100
Energy I Corp. Ltd.	100	100	100
CSN Madeira Ltda.	100	100	100
Cinnabar Comercio de Produtos Siderúrgicos Ltda.	***	100	100
CSN Ibéria, Ltda	100	***	***
Hickory – Comércio Internacional Serviços Ltda.	100	100	100
Lusosider Projectos Siderúrgicos, S.A.	100	100	100
CSN Acquisitions Limited	100	100	100
CSN Finance (Netherlands) B. V.	***	100	100
CSN Finance UK Ltd	100	100	100
CSN Holdings UK Ltd	100	100	100
Itamambuca Participações S.A.	99.99	99.93	99.93
Lusosider Aços Planos, S.A.	99.94	99.94	99.94
CSN Energia S.A.	0.10	0.10	0.10
Companhia Siderúrgica Nacional Partners LLC	***	100	100
Direct interest: proportional consolidation
Transnordestina Logística S.A.	***	84.50	46.88
Nacional Minérios S. A.	59.99	59.99	***
Itá Energética S.A.	48.75	48.75	48.75
MRS Logística S.A.	22.93	22.93	32.93
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	***
Special Partnership	39.47	39.47	***
Indirect interest: proportional consolidation
Special Partnership	60.53	60.53	***
Namisa International Minérios SLU	60.00	60.00	***
Namisa Europe	60.00	60.00	***
Pelotização Nacional S.A.	59.99	59.99	***
MG Minérios S.A.	59.99	59.99	***
MRS Logística S.A.	10.34	10.34	***

[3] Position on December 31, 2009

[4] Galvasud S.A. was merged into the Company on January 29, 2010.

d) Interests held by group companies in the Company:

None.

e) Companies under joint control:

Companies under joint control
Nacional Minérios S.A.
Itá Energética S.A.
MRS Logística S.A.
MG Minérios S.A.
Pelotização Nacional S.A.
Namisa International Minérios SLU
Namisa Europe

8.2 Organization chart of the economic group:

None.

8.3 Restructurings, mergers, split-offs, stock mergers, sale and acquisition of control and sales of important assets:

Date of operation	11/26/2009
Corporate event	Other
Description of “Other” corporate event	Acquisition of interest in Riversdale
Description of the operation

On November 26, 2009, CSN Europe Ltda, acquired 28,750,598 shares in, or 14.99% of, Riversdale Mining Limited, whose shares are listed on the Australian Stock Exchange. In January 2010, the Australian authorities permitted the acquisition of a further 2,482,729 Riversdale shares by CSN Europe, raising the Company’s interest to 16.1%. The price of the acquisition was six Australian dollars and ten cents (A$6.10) per share.

Subsequently, due to the exercise of options on Riversdale’s shares, the Company’s interest was reduced to 15.6%.

On July 26, 2010, Riversdale issued new common shares to raise funds, 5,602,478 of which were acquired by CSN Europe, which then held 36,835,805 shares, equivalent to a 15.6% interest in Riversdale.

Riversdale Mining Limited plans to grow as a diversified mining company. It owns anthracite mines in South Africa and metallurgical and thermal coal mines in Mozambique. CSN plans to become less dependent on the acquisition of metallurgical coal, an essential raw material for the steel industry.

Date of operation	12/30/2008
Corporate event	Other
Description of “Other” corporate event	Sale of 40% of Nacional Minérios S.A.
Description of the operation

Sale of 40% of the total voting capital of Nacional Minérios S.A. The transaction established a strategic partnership with the Big Jump Energy consortium, which acquired 40% of the total voting capital of Nacional Minérios S.A., for US$3.08 billion, through the execution of agreements for the sale of iron ore and provision of port services by the CSN to Nacional Minérios S.A.

Date of operation	03/30/2008
Corporate event	Merger
Description of the operation	Merger of Companhia de Fomento Mineral e Participações – CFM. After the operation was concluded, CFM was dissolved. The transaction amount was identical to that of the acquisition of CFM.

Date of operation	07/20/2007
Corporate event	Other
Description of “Other” corporate event	Acquisition of CFM
Description of the operation

Acquisition of 100% of CFM for US$440 million, of which US$100 million was paid upon the execution of the purchase agreement and US$250 million on August 1, 2007. The remaining US$90 million was paid in four installments over two years after certain conditions envisaged in the purchase agreement were met.

As a result, Nacional Minérios S.A. now held 100% of CFM.

CFM operates several iron ore mines and processing facilities in the Pires and Fernandinho areas of the state of Minas Gerais, near Casa de Pedra, CSN’s main mining asset.

The acquisition contributed to CSN’s expansion and consolidation as an important player in the domestic and international iron ore markets.

8.4 Other relevant information:

None.

9.1 Non-current assets relevant for the development of the Company’s activities, indicating especially:

Main machinery and equipment

DESCRIPTION

BLAST FURNACE NO. 3 CAO. 11,000 TONNES/DAY

LTQ-2 – HOT STRIP MILL 2

CONTINUOUS HOT DIP GALVANIZING LINE

BLAST FURNACE NO. 2

LTF-3 – COLD STRIP MILL NO. 3

MCC4 – CONTINUOUS INGOT CASTING MACHINE NO. 4

CONVERTER C OF THE STEEL PLANT

COLD REVERSING MILL

COKE OVEN BATTERY NO. 1

LZC2 – CONTINUOUS ZINC-COATING LINE NO.2

LRCC1 – CONTINUOUS SLAB ANNEALING LINE

STEEL PLANT CONVERTER

STEEL PLANT  CONVERTER B

LADLE FURNACE

LZC-3 – CONTINUOUS ZINC-COATING LINE NO. 3

PCI – POWDERED COAL INJECTION SYSTEM

SEMI-CONTINUOUS PICKLING LINE

SSI4 – SINTERING MACHINE NO. 4

LZC-1 – CONTINUOUS ZINC-COATING LINE NO. 1

LEE5 – ELECTROLYTIC TIN-PLATING LINE NO. 5

LEE6 – ELECTROLYTIC TIN-PLATING LINE NO. 6

LER – REVERSIBLE COLD-TEMPER MILL

LDC3 – CONTINUOUS PICKLING LINE NO.3

9.1 - Relevant non-current assets/ 9.1.a – Properties
Asset description	Country	State	City	Type of property
Presidente Vargas Steelworks	Brazil	RJ	Volta Redonda	Own
PVS headquarters	Brazil	RJ	Volta Redonda	Own
Office (FOX)	Brazil	RJ	Volta Redonda	Own
Santa Cecília farm	Brazil	RJ	Volta Redonda	Own
Pandiá Calógeras technical school	Brazil	RJ	Volta Redonda	Own
Vita Santa Cecília hospital	Brazil	RJ	Volta Redonda	Own
Outpatient clinic of the Vita Santa Cecília hospital	Brazil	RJ	Volta Redonda	Own
Employees’ leisure center	Brazil	RJ	Volta Redonda	Own
CSN’s music headquarters	Brazil	RJ	Volta Redonda	Own
Research Center	Brazil	RJ	Volta Redonda	Own
Transportation companies’ building	Brazil	RJ	Volta Redonda	Own
Macedo Soares school	Brazil	RJ	Volta Redonda	Own
Macedo Soares school	Brazil	RJ	Volta Redonda	Own
Former TG 01-004 shooting range	Brazil	RJ	Volta Redonda	Own
Umuarama club	Brazil	RJ	Volta Redonda	Own
Construction area of Usina II	Brazil	RJ	Itaguaí	Own
Sante Cecília farm - Fazendinha	Brazil	RJ	Volta Redonda	Own
Former headquarters	Brazil	RJ	Volta Redonda	Own
Childcare center	Brazil	RJ	Volta Redonda	Own
Offices in Torre do Rio Sul	Brazil	RJ	Rio de Janeiro	Own
Casa de Pedra mines and deposits	Brazil	MG	Congonhas	Own
Jurema mines	Brazil	MG	Queluzito	Own
Bocaina mines	Brazil	MG	Arcos	Own
Industrial yard	Brazil	RJ	Barra Mansa	Own
Vacant lot	Brazil	RJ	Volta Redonda	Own
Slag yard	Brazil	RJ	Volta Redonda	Own
Leveled yard – technical reserve	Brazil	RJ	Volta Redonda	Own

9.1 - Relevant non-current assets/ 9.1.a – Properties

Vacant lot	Brazil	RJ	Volta Redonda	Own
Vacant property (warehouse)	Brazil	RJ	Volta Redonda	Own
Retirees’ association	Brazil	RJ	Volta Redonda	Own
Fundação CSN headquarters	Brazil	RJ	Volta Redonda	Own
Bela Vista hotel	Brazil	RJ	Volta Redonda	Own
Laranjal club	Brazil	RJ	Volta Redonda	Own
Land (leisure)	Brazil	RJ	Volta Redonda	Own
Casa da Criança (play area)	Brazil	RJ	Volta Redonda	Own
Calcination facility	Brazil	RJ	Volta Redonda	Own

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Range	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN logo – INPI proceeding no. 720198453	Domestic	12/15/2011

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI (National Industrial Property Institute), if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN logo – INPI proceeding no. 720198461	Domestic	12/15/2011

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Range	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN logo – INPI proceeding no. 720198470	Domestic	12/15/2011

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN logo – INPI proceeding no. 72020906	Domestic	12/15/2011

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Range	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN logo – INPI proceeding no. 720202914	Domestic	12/15/2011

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached..

Brands	CSN logo – INPI proceeding no. 720202922	Domestic	12/15/2011

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached..

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Range	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN logo – INPI proceeding no. 800240170	Domestic	01/26/2012

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN logo – INPI proceeding no. 814605079	Domestic	09/04/2010

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Range	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN logo – INPI proceeding no. 814605087	Domestic	09/04/2010

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN logo – INPI proceeding no. 814605095	Domestic	09/04/2010

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Range	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN logo – INPI proceeding no. 814605117	Domestic	09/04/2010

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN logo – INPI proceeding no. 814605125	Domestic	08/07/2010

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Range	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	Zar – INPI proceeding no. 814644112	Domestic	08/07/2010

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN logo – INPI proceeding no. 819145670	Domestic	09/29/2018

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Range	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN logo – INPI proceeding no. 819211648	Domestic	12/22/2018

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN logo – INPI proceeding no. 819211656	Domestic	12/22/2018

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	Galvasud - INPI proceeding no. 820846040	Domestic	01/04/2020

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	Galvasud - INPI proceeding no. 820846058	Domestic	11/17/2020

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	Galvasud - INPI proceeding no. 820846066	Domestic	07/18/2010

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	Modular Construction System – INPI proceeding no. 822100517	Domestic	07/05/2015

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	Modular Construction System – INPI proceeding no. 822100525	Domestic	07/05/2015

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	Modular Construction System – INPI proceeding no. 822100533	Domestic	07/05/2015

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	Modular Construction System – INPI proceeding no. 822100509	Domestic	07/05/2015

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	Galvatec – INPI proceeding no. 819888630	Domestic	10/11/2015

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN Galvasud – INPI proceeding no. 826753582	Domestic	10/02/2017

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	Usita – INPI proceeding no. 823401944	Domestic	12/05/2016

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	Usina Siderúrgica de Itaguaí – INPI proceeding no. 823401952	Domestic	12/05/2016

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN Overseas – INPI proceeding no. 823482197	Domestic	12/05/2016

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN Steel – INPI proceeding no. 823482200	Domestic	12/05/2016

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	Companhia Siderúrgica Nacional – INPI proceeding no. 823482243	Domestic	12/05/2016

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN Global S.A. – INPI proceeding no. 824739361	Domestic	04/24/2017

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN Global S.A. – INPI proceeding no. 82439370	Domestic	04/24/2017

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN Global S.A. – INPI proceeding no. 824906853	Domestic	04/24/2017

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN Global S.A. – INPI proceeding no. 824906861	Domestic	04/24/2017

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN Pre-painted steel – INPI proceeding no. 825196124	Domestic	05/02/2017

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN Colors – INPI proceeding no. 825196140	Domestic	05/02/2017

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN Cement – INPI proceeding no. 825735378	Domestic	05/06/2018

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN Galvasud – INPI proceeding no. 826753582	Domestic	10/02/2017

- extinction due to failure to pay overdue charges;

- annulment by third parties or by the INPI, if registration was granted contrary to Law 9,279/96;

- partial or total abandonment, if the brand is not used as registered and does not cover all the products and services designated in the registration certificate;

- breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN Companhia Siderúrgica Nacional (mixed)	Germany	12/31/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights.

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN STEEL (nominative)	Germany	12/31/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN OVERSEAS (nominative)	Germany	12/31/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN OVERSEAS (nominative)	Argentina	06/10/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN STEEL (nominative)	Argentina	01/07/2013	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN GALVASUD (mixed)	Argentina	03/13/2016	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN OVERSEAS (nominative)	Canada	01/15/2019	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Canada	01/15/2019	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Canada	09/11/2022	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Chile	08/22/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN OVERSEAS (nominative)	Chile	08/22/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN STEEL (nominative)	Chile	08/22/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN OVERSEAS (nominative)	Colombia	11/08/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Colombia	11/07/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Colombia	11/07/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN STEEL (nominative)	Colombia	11/07/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN STEEL (nominative)	Korea	02/25/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN OVERSEAS (nominative)	Korea	12/25/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Korea	05/09/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Korea	05/09/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN STEEL (nominative)	Spain	12/12/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN OVERSEAS (nominative)	Spain	12/12/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN OVERSEAS (nominative)	USA	08/28/2017	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	USA	08/28/2017	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN STEEL (nominative)	USA.	08/28/2017	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	USA.	10/09/2017	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN GLOBAL S.A. (nominative)	USA	04/29/2018	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN GLOBAL S.A. (mixed)	USA	05/06/2018	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN GALVASUD (mixed)	USA	10/21/2018	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	France	12/01/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	France	12/01/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN OVERSEAS (nominative)	France	12/01/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN STEEL (nominative)	France	12/01/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN GLOBAL S.A. (mixed)	Great Britain	08/27/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN GLOBAL S.A. (mixed)	Netherlands	09/23/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN GLOBAL S.A. (mixed)	Netherlands	08/30/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN GALVASUD (mixed)	Italy	07/28/2014	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN OVERSEAS (nominative)	Italy	12/29/2013	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN STEEL (nominative)	Italy	12/29/2013	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Italy	12/29/2013	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Italy	12/29/2013	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Japan	02/15/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Japan	09/20/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN STEEL (nominative)	Japan	09/20/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN OVERSEAS (nominative)	Japan	09/20/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Mexico	01/09/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Mexico	01/09/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN STEEL (nominative)	Mexico	01/09/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN OVERSEAS (nominative)	Mexico	01/09/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN GALVASUD (mixed)	Mexico	07/27/2014	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN STEEL (nominative)	Portugal	10/31/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN OVERSEAS (nominative)	Portugal	10/31/2011	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN (mixed)	Portugal	12/01/2015	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN OVERSEAS (nominative)	United Kingdom	11/30/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	United Kingdom	11/30/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	United Kingdom	11/30/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN STEEL (nominative)	United Kingdom	11/30/2010	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN GLOBAL S.A. (mixed)	United Kingdom	08/27/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	China	01/27/2014	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN STEEL (nominative)	China	01/27/2014	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	COMPANHIA SIDERÚRGICA NACIONAL (mixed)	China	01/27/2014	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN OVERSEAS (nominative)	China	01/27/2014	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Brands	CSN GALVASUD (mixed)	China	01/06/2017	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN STEEL (nominative)	Venezuela	03/12/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN OVERSEAS (nominative)	Venezuela	03/12/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Brands	CSN COMPANHIA SIDERÚRGICA NACIONAL (mixed)	Venezuela	03/12/2012	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Brands	CSN GALVASUD (mixed)	Venezuela	12/12/2015	- non-compliance with the applicable local regulations; - breach of third party intellectual property rights

It is not possible to quantify the impact caused, beyond the description below.

The loss of rights over the brands means the impossibility of preventing third parties from using identical or similar brands to designate competing services or products, given that the owner no longer has the exclusive right to the brand. The owner may also be subject to criminal or civil proceedings for undue use if third parties’ rights are breached.

Technology transfer agreement	Commissioning, training, adjustment and diagnostic services – Duma Maschinen	N/A	02/15/2010

The events triggering early termination of the agreement by either party are: a) failure by the counterparty  to remedy a breach of any contractual provision within 5 days; b) the counterparty is the object of bankruptcy proceedings, undergoes court-supervised or out-of-court reorganization, is wound up, or fails to pay due debts; c) the competent authorities suspend the execution of the purpose of the contract for more than 2 months.

None.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Technology transfer agreement	Adjusting the combustion of the annealing furnace – Drever	N/A	03/28/2010

The events triggering early termination of the agreement by either party are: a) termination without cause by either party with 30 days notice; b) the counterparty is the object of bankruptcy proceedings, undergoes court-supervised or out-of-court reorganization, is wound up, or fails to pay due debts; c) the competent authorities suspend the execution of the purpose of the contract for more than 2 months.

None.
Technology transfer agreement	Supervision of commissioning – Taylor Winfield	N/A	Indefinite

The events triggering termination of the agreement are: a) the issue of a contract termination instrument; b) at the Company’s discretion if: b.1) the contracted party fails to remedy a breach of any contractual provision within 15 days; b.2) the contracted party is the object of bankruptcy proceedings, undergoes court-supervised or out-of-court reorganization, or is wound up; b.3) the contracted party is involved in any corporate transaction that, at the Company’s discretion, may affect the quality of the contracted services.

The need to contract another company for the provision of these services, or the use, by the Company’s employees, of knowledge acquired through the technology transfer. If the Company is unable to implement either of these alternatives, it will have to replace both welding machines in the continuous pickling line.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of the loss of rights
Technology transfer agreement	Technical support for the construction and implementation of a cement plant – CDI	N/A	Indefinite

The events triggering early termination of the agreement are: a) the issue of a contract termination instrument; b) at the Company’s discretion, if: b.1) the contracted party fails to remedy a breach of any contractual provision within 30 days, except as set forth in item (b.2) below; b.2) the contracted party fails to replace or repair any item of equipment during commissioning within 90 days; b.3) the contracted party is the object of bankruptcy proceedings, undergoes court-supervised or out-of-court reorganization, is wound up, or is subject to similar procedures; b.4) the competent authorities suspend the execution of the purpose of the contract due to non-compliance with the current legislation; b.5) contractual penalties reach or exceed 10% of the price; b.6) the contracted party fails to pay its personnel, or any amount owed to its subcontractors and/or suppliers within the specified term, or fails to pay or retains any due taxes; b.7) the contracted party is more than 45 days behind the work schedule, except in the case of item (b.2) above.

The need to contract another foreign company for the provision of these services (since no national company has the specific technical knowledge), which will include the need to revise and adapt the project.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Technology transfer agreement	Rendering of technical assistance services by Babcock	N/A	Indefinite

The events triggering early termination of the agreement are: a)  the issue of a contract termination instrument; b) at the Company’s discretion, if the contracted party: b.1) fails to remedy a breach of any contractual provision within 6 days, or a reasonable term, except in regard to equipment manufacture and delivery; b.2) is the object of bankruptcy proceedings, undergoes court-supervised or out-of-court reorganization, is wound up, or transfers a significant portion of its assets to creditors; b.3) fails to remedy a relevant breach despite being notified by the Company that the contract would be terminated.

Loss of service warranty and the need to contract another company for the provision of these services, or the use, by the Company’s employees, of knowledge acquired through the technology transfer.
Licenses	IBM Tivoli Workload Scheduler Processor Value Unit - PVU (operating systems)	N/A	One year, renewable

The license may be subject to early termination by the licensor if the Company, on its own or through authorized third parties, fails to comply with the terms of the license or the licensor’s copyright.

The Company will be unable to carry out its corporate, steel, mining, cement, distribution, and logistics processes through the use of this program and will have to adapt its system to be operated by another system.

Licenses	IBM Maximo (system of control of shops)	N/A	One year, renewable

The license may be subject to early termination by the licensor if the Company, on its own or through authorized third parties, fails to comply with the terms of the license or the licensor’s copyright.

The Company will be unable to carry out its corporate, steel, mining, cement, distribution, and logistics processes through the use of this program and will have to adapt its system to be operated by another system.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Licenses	Microsoft (database, office automation, system development)	N/A	One year, renewable

The license may be subject to early termination by the licensor if the Company, on its own or through authorized third parties, fails to comply with the terms of the license or the licensor’s copyright.

The Company will be unable to carry out its corporate, steel, mining, cement, distribution, and logistics processes through the use of these programs and will have to adapt its system to be operated by another system.

Licenses	SAP (corporate ERP)	N/A	Indefinite

The license may be terminated by the licensor if the Company: a) fails to remedy a relevant license provision breach within 30 days; b) is the object of bankruptcy proceedings, undergoes court-supervised or out-of-court reorganization or is wound up (except for merger or restructuring purposes approved by the licensor), and fails to remedy said situation within 60 days, unless it provides guarantees to the licensor of its ability to fulfill the terms of the license; c) fails to comply with any provisions related to the licensor’s exclusive rights established in the license; d) transfers, delegates, sublicenses, pledges, or transfers in any way the license or any of its rights or obligations, or  any information under the sole ownership of the licensor, to any third parties, without the prior written consent of the licensor.

The Company will be unable to carry out its financial, accounting, material movement, sales, production, logistics and supply processes through the use of this program and will have to adapt its system to be operated by another system.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Licenses	Oracle (database)	N/A	One year, renewable

The license may be subject to early termination by the licensor if the Company, on its own or through authorized third parties, fails to comply with the terms of the license or the licensor’s copyright.

The Company will be unable to carry out its corporate, steel, mining, cement, distribution, and logistics processes through the use of this program and will have to adapt its system to be operated by another system.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Licenses	Intellimine - Modular Mining (electronic dispatch and mining operations management system)	N/A	Indefinite

The license may be terminated by the licenser if the Company: a) uses the program in non-compliance with the terms of the license; b) copies the program for any purposes other than security, filing or emergency rebooting; c) removes or alters any information on brands or the ownership of the program; d) makes the program available to non-authorized persons; e) reverse engineers the program for any purpose other than interoperability, or decompiles or develops source coding or other works or computer programs based on the program; f) removes the program from the Casa de Pedra mine to another location without the prior consent of the licensor; f) disrespects the confidentiality agreement; g) uses the program in service bureaux, subjects it to time-sharing, leases or rents it, or uses it to process third party information over which it has no rights; h) transfers any of the license terms without the prior consent of the licensor; i) fails to comply with any of the license terms.

The Company will be unable to carry out its mining management processes through this program, and will have to adapt its system to be operated by another system.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Licenses	SCARF – S&V (physical access)	N/A	Perpetual

The license may be terminated by the licensor if the Company: a) makes or distributes copies of the program, or electronically transfers it from one computer to another through a network; b) alters, combines, adjusts, translates, decompiles, reverse engineers or decodes the program; c) rents, leases or sublicenses the program; d) changes the program or creates works based on it.

The Company will be unable to carry out its group company facilities access control procedures through this program and will have to adapt its system to be operated by another system.

9.1 - Relevant non-current assets/ 9.1.b – Patents, brands, licenses, concessions, franchises, and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Licenses	Production Planning System PPS – Broner Metals Solutions (production planning)	N/A	Perpetual

The license may be terminated by the licensor if the Company: a) copies the program for any purposes other than security, filing, emergency rebooting or error verification; b) moves the program from the Presidente Vargas Steelworks to another location, or uses it to control the production of another plant without the prior consent of the licensor; c) uses the program in service bureaux, subjects it to time-sharing or uses it to process information over which it has no rights; d) sublicenses, rents, or makes the program available to any other parties; e) reverse engineers or decompiles the program; f) transfers any license terms without the prior consent of the licensor.

The Company will be unable to carry out its production processes at the Presidente Vargas Steelworks through this program and will have to adapt its system to be operated by another system.

9.1 – Relevant non-current assets / 9.1.b – Patents, brands, licenses, concessions, franchises and technology transfer agreements

Type of asset	Description	Scope	Duration	Events that may cause loss of rights	Consequence of loss of rights
Licenses	Datamine a DHS-SL Earthworks – Datamine Latin America e Serviços de Informática (mining)	N/A	Perpetual

The license may be terminated by the licensor if the Company: a) uses the program simultaneously with a number of users in excess of the number of contracted licenses; b) alters, translates, reverse engineers, decompiles, or dismounts the program or develops works based on it; c) makes copies of the program or the related documentation (except for security copies for personal use); d) rents or leases any rights related to the program or the related documentation to third parties without the prior authorization of the licensor’s group; e) removes any information on the ownership of the program and the related documentation, labels or brands present in the program and the related documentation or respective packaging.

The Company will be unable to carry out its mining production and planning and geographical modeling procedures through the use of this program and will have to adjust its system to be operated by another system.

Licenses	SD2000 – Glauco Tecnologia (occupational health and safety)	N/A	Indefinite

The respective license may be subject to early termination by the licenser in the event that the Company, on its own or through authorized third parties, fails to comply with the license’s legal terms and conditions or with the authors’ rights of the licensor.

The Company will be unable to carry out its occupational health and safety procedures, being subject to fines by Ministry of Labor agencies while its system has not been readapted.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest

Company name	Corporate Taxpayers’ ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
Arame Corporation	00.000.000/0000-00	-	Subsidiary	Panama		Panama City	Investment fund	100.000000

				Market value
12/31/2009	0.000000	0.000000	0.00	Book value	12/31/2009	0.00
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Cia. Metalic Nordeste	01.183.070/0001-95	-	Subsidiary	Brazil	CE	Maracanaú	Packaging production	99.990000
				Market value
12/31/2009	-3.880000	0.000000	0.00	Book value	12/31/2009	90,568,075.82
12/31/2008	-38.810000	0.000000	0.00
12/31/2007	4.180000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
Packaging production.
Cia. Metalúrgica Prada	56.993.900/0001-31	-	Subsidiary	Brazil	SP	São Paulo	Packaging production	100.000000
				Market value
12/31/2009	-22.990000	0.000000	0.00	Book value	12/31/2009	483,657,083.04
12/31/2008	100.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

Companhia Siderúrgica Nacional LLC	00.000.000/0000-00	-	Subsidiary	USA		Terre Haute	Steelmaking	100.000000
				Market value
12/31/2009	-42.440000	0.000000	0.00	Book value	12/31/2009	151,433,224.39
12/31/2008	36.680000	0.000000	0.00
12/31/2007	-28.260000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest

Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
Companhia Siderúrgica Nacional Partners LLC	00.000.000/0000-00	-	Subsidiary	USA		Terre Haute	Corporate interests	100.000000
				Market cap
12/31/2009	0.000000	0.000000	0.00	Book value	12/31/2009	0.00
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Congonhas Minérios	08.902.291/0001-15	-	Subsidiary	Brazil	MG	Congonhas	Mining and corporate interests	99.990000
				Market cap
12/31/2009	6.910000	0.000000	0.00	Book value	12/31/2009	5,899,644.03
12/31/2008	8.590000	0.000000	0.00
12/31/2007	100.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Consórcio da Usina Hidrelétrica de Igarapava	00.139.155/0001-03	-	Subsidiary	Brazil	MG	Belo Horizonte	Electricity consortium	17.920000
				Market cap
12/31/2009	-4.620000	0.000000	0.00	Book value	12/31/2009	38,149,881.00
12/31/2008	-3.390000	0.000000	0.00
12/31/2007	-3.280000	0.000000	0.00

Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors
CSN Aceros	00.000.000/0000-00	-	Subsidiary	Panama	Miguel Brostella		Corporate interests	100.000000
				Market cap
12/31/2009	-25.530000	0.000000	0.00	Book value	12/31/2009	17,451,733.73
12/31/2008	31.760000	0.000000	0.00
12/31/2007	-17.180000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest

Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
CSN Aços Longos	05.023.529/0000-44	-	Subsidiary	Brazil	RJ	Volta Redonda	Production and sale of steel and/or metallurgical products	99.990000
				Market cap
12/31/2009	629.410000	0.000000	0.00	Book value	12/31/2009	268,475,447.85
12/31/2008	2607747.840000	0.000000	0.00
12/31/2007	100.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Acquisitions Limited	00.000.000/0000-00	-	Subsidiary	United Kingdom			Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-22.230000	0.000000	0.00	Book value	12/31/2009	238,760,211.41
12/31/2008	100.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of the interest
Financial operations and corporate interests.
CSN Cayman	00.000.000/0000-00	-	Subsidiary	Cayman Islands		George Town – Grand Cayman	Financial operation, sale of products and corporate interests	100.000000
				Market cap
12/31/2009	77.850000	0.000000	0.00	Book value	12/31/2009	645,838,566.77
12/31/2008	-36.560000	0.000000	0.00
12/31/2007	115.340000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
CSN Cement	00.000.000/0000-00	-	Subsidiary	Luxembourg		Munsbach	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	100.000000	0.000000	0.00	Book value	12/31/2009	405,026.13
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Cimentos	42.564.807/0001-05	-	Subsidiary	Brazil	RJ	Volta Redonda	Cement production	99.990000
				Market cap
12/31/2009	562.100000	0.000000	0.00	Book value	12/31/2009	427,377,069.03
12/31/2008	443.020000	0.000000	0.00
12/31/2007	52.180000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Energy	03.537.249/0001-29	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Electricity trading	99.990000
				Market cap
12/31/2009	-27.200000	0.000000	9,797,788.65	Book value	12/31/2009	61,358,621.50
12/31/2008	-1.030000	0.000000	14,985,000.00
12/31/2007	-6.210000	0.000000	26,973,000.00

Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Energy	00.000.000/0000-00	-	Subsidiary	Luxembourg		Munsbach	Corporate interests	100.000000
				Market cap
12/31/2009	79.960000	0.000000	0.00	Book value	12/31/2009	920,618,601.85
12/31/2008	-37.40	0.000000	0.00
12/31/2007	117.770000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
CSN Export	00.000.000/0000-00	-	Subsidiary	Luxembourg.		Munsbach	Financial operation, sale of products and corporate interests	100.000000
				Market cap
12/31/2009	16.330000	0.000000	0.00	Book value	12/31/2009	207.612,609.49
12/31/2008	65.880000	0.000000	0.00
12/31/2007	11.570000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Finance UK Ltda.	00.000.000/0000-00	-	Subsidiary	United Kingdom		London	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-25.490000	0.000000	0.00	Book value	12/31/2009	-90,239,176.36
12/31/2008	100.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Gestão de Recursos Financeiros Ltda	09.053.425/00001-33	-	Subsidiary	Brazil	SP	São Paulo	Inactive company	99.990000
				Market cap
12/31/2009	0.000000	0.000000	0.00	Book value
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00

Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Holdings Corp	00.000.000/0000-00	-	Subsidiary	USA		Wilmington	Inactive company	100.000000
				Market cap
12/31/2009	0.000000	0.000000	0.00	Book value	12/31/2009	0,00
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
CSN Holdings UK Ltd.	00.000.000/0000-00	-	Subsidiary	United Kingdom.		London	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-22.520000	0.000000	0.00	Book value	12/31/2009	361.753,509.27
12/31/2008	38.920000	0.000000	0.00
12/31/2007	8411.650000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Iberia	00.000.000/0000-00	-	Subsidiary	Portugal		Funchal, Madeira	Financial operation and corporate interests	100.000000
				Market cap
12/31/2009	-100.000000	0.000000	0.00	Book value	12/31/2009	2,329,968,873.48
12/31/2008	44.680000	0.000000	0.00
12/31/2007	90.970000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Iron S.A.	00.000.000/0000-00	-	Subsidiary	Panama		Urbanization San Gabriel	Financial operations	100.000000
				Market cap
12/31/2009	-99.750000	0.000000	0.00	Book value	12/31/2009	3,167,685.64
12/31/2008	47.120000	0.000000	0.00
12/31/2007	-6.880000	0.000000	0.00

Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest

Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
CSN Islands IX	00.000.000/0000-00	-	Subsidiary	Cayman Islands.		George Town – Grand Cayman	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-101.110000	0.000000	0.00	Book value	12/31/2009	-28.512.60
12/31/2008	-53.700000	0.000000	0.00
12/31/2007	-48.510000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Islands VII	00.000.000/0000-00	-	Subsidiary	Cayman Islands.		George Town – Grand Cayman	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-31.490000	0.000000	0.00	Book value	12/31/2009	32,558,163.06
12/31/2008	8130.940000	0.000000	0.00
12/31/2007	-11.940000	0.000000	0.00

Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Islands VIII	00.000.000/0000-00	-	Subsidiary	Cayman Islands.		George Town – Grand Cayman	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	26.980000	0.000000	0.00	Book value	12/31/2009	10,658,424.98
12/31/2008	98.200000	0.000000	0.00
12/31/2007	-6.340000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Islands X	00.000.000/0000-00	-	Subsidiary	Cayman Islands.		George Town – Grand Cayman	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-17.090000	0.000000	0.00	Book value	12/31/2009	-32,347,955.30
12/31/2008	52.650000	0.000000	0.00
12/31/2007	-1.690000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
CSN Islands XI	00.000.000/0000-00	-	Subsidiary	Cayman Islands.		George Town – Grand Cayman	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	100.000000	0.000000	0.00	Book value	12/31/2009	-18.276,857.78
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Madeira	00.000.000/0000-00	-	Subsidiary	Portugal		Funchal, Madeira	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	78.460000	0.000000	0.00	Book value	12/31/2009	1,189,125,483.88
12/31/2008	-36.730000	0.000000	0.00
12/31/2007	116.340000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
CSN Overseas	00.000.000/0000-00	-	Subsidiary	Luxembourg.		Munsbach	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-22.980000	0.000000	0.00	Book value	12/31/2009	1,005,117,419.09
12/31/2008	43.150000	0.000000	0.00
12/31/2007	-12.280000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of interest is part of the Company’s strategy established by the Board of Directors
CSN Panama	00.000.000/0000-00	-	Subsidiary	Luxembourg		Munsbach	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-9.700000	0.000000	0.00	Book value	12/31/2009	692,837,726.48
12/31/2008	14.560000	0.000000	0.00
12/31/2007	72.560000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
CSN Steel	00.000.000/0000-00	-	Subsidiary	Luxembourg		Munsbach	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	-26.600000	0.000000	0.00	Book value	12/31/2009	1,414.208,460.08
12/31/2008	35.360000	0.000000	0.00
12/31/2007	18.290000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Diplic – Fundo de investimento multimercado	71.586.630/0001-38	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Investment fund	100.000000
				Market cap
12/31/2009	89.920000	0.000000	0.00	Book value	12/31/2009	2,257,167,309.14
12/31/2008	73.830000	0.000000	0.00
12/31/2007	78.760000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Energy I	00.000.000/0000-00	-	Subsidiary	Luxembourg.		Munsbach	Corporate interests	100.000000
				Market cap
12/31/2009	78.000000	0.000000	0.00	Book value	12/31/2009	932,048,236.10
12/31/2008	-36.620000	0.000000	0.00
12/31/2007	115.650000	0.000000	0.00

Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
ERSA	00.684.808/0001-35	-	Subsidiary	Brazil	RO	Ariquemes	Mining	99.990000
				Market cap
12/31/2009	-34.650000	0.000000	4,710,116.29	Book value	12/31/2009	14.719,080.81
12/31/2008	-21.680000	0.000000	16,477,261.12
12/31/2007	43.110000	0.000000	110,049.68
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
GalvaSud	02.618.456/0001-45	-	Subsidiary	Brazil	RJ	Porto Real	Steelmaking	99.990000
				Market cap
12/31/2009	13.880000	0.000000	100,567,351.33	Book value	12/31/2009	783,420,626.49
12/31/2008	551.470000	0.000000	10,192,519.16
12/31/2007	14.820000	0.000000	155,913.57
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Hickory – Comércio Intern. Serv. Ltda	00.000.000/00000-00	-	Subsidiary	Portugal			Financial operations and sale of products	100.000000
				Market cap
12/31/2009	-79.330000	0.000000	0.00	Book value	12/31/2009	-230,934.43
12/31/2008	-145.550000	0.000000	0.00
12/31/2007	-1893.120000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of interest is part of the Company’s strategy established by the Board of Directors
Inal Nordeste	00.904.638/0001-57	-	Subsidiary	Brazil	BA	Camaçari	Steel product service center	99.990000
				Market cap
12/31/2009	-11.030000	0.000000	0.00	Book value	12/31/2009	36,958,051.57
12/31/2008	-23.120000	0.000000	41,193,924.32
12/31/2007	56.110000	0.000000	82,302,214.59
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest

Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	(R$) Amount of dividends received		Date	Value (R$)
International Charitable Corporation	00.000.000/0000-00	-	Subsidiary	Panama		Panama City	Inactive company	0.000000
				Market cap
12/31/2009	0.000000	0.000000	0.00	Book value
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
International Investment Fund	00.000.000/0000-00	-	Subsidiary	Belize		Belize City	Financial operations and corporate interests	100.000000
				Market cap
12/31/2009	2996.480000	0.000000	0.00	Book value	12/31/2009	107.614,982.16
12/31/2008	100.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Itá Energética	01.355.994/0001-21	-	Brazil	SP	São Paulo		Electricity generation	48.750000
				Market cap
12/31/2009	6.380000	0.000000	4,070,919.44	Book value	12/31/2009	310,144,203.69
12/31/2008	2.510000	0.000000	6,858,167.40
12/31/2007	2.790000	0.000000	3,285,826.59
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Itaguaí Logística	09.295.323/0001-24	-	Subsidiary	Brazil	MG	Congonhas	Logistics	99.990000
				Market cap
12/31/2009	-0.160000	0.000000	0.00	Book value	12/31/2009	998,019.98
12/31/2008	-0.040000	0.000000	0.00
12/31/2007	100.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	(R$) Amount of dividends received		Date	Value (R$)
Itamambuca Participações	07.284.654/0001-33	-	Subsidiary	Brazil	MG	Arcos	Mining and corporate interests	99.990000
				Market cap
12/31/2009	-811.940000	0.000000	0.00	Book value	12/31/2009	-35,059.65
12/31/2008	134.590000	0.000000	0.00
12/31/2007	-9.160000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Lusosider Aços Planos S.A.	00.000.000/0000-00	-	Subsidiary	Portugal		Aldeia de Paio Pires	Corporate interests	100.000000
				Market cap
12/31/2009	-58.870000	0.000000	0.00	Book value	12/31/2009	113,802,596.48
12/31/2008	-0.100000	0.000000	0.00
12/31/2007	127.890000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Lusosider Projectos Siderúrgicos	00.000.000/0000-00	-	Subsidiary	Portugal		Aldeia de Paio Pires	Corporate interests	48.750000
				Market cap
12/31/2009	0.000000	0.000000	0.00	Book value
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
MG Minérios	09.295.302/0001-09	-	Subsidiary	Brazil	MG	Congonhas	Mining and corporate interests	59.990000
				Market cap
12/31/2009	0.170000	0.000000	0.00	Book value	12/31/2009	600,764.86
12/31/2008	-40.030000	0.000000	0.00
12/31/2007	100.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	(R$) Amount of dividends received		Date	Value (R$)
Mineração Nacional	09.294.881/0001-75	-	Subsidiary	Brazil Market cap	MG	Congonhas	Mining and corporate interests	99.990000
12/31/2009	-0.170000	0.000000	0.00	Book value	12/31/2009	997,847.98
12/31/2008	-0.040000	0.000000	0.00
12/31/2007	100.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
MRS Logística	01.417.222/0001-77	-	Subsidiary	Brazil Market cap	RJ	Rio de Janeiro	Rail transport	22.930000
12/31/2009	-7.680000	0.000000	162,323,866.19	Book value	12/31/2009	382.921,663.96
12/31/2008	4.860000	0.000000	43,783,705.19
12/31/2007	31.530000	0.000000	43,189,426.46
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Mugen – Fundo de investimento multimercado	05.897.172/0001-23	-	Subsidiary	Brazil	RJ	Rio de Janeiro	Investment fund	100.000000
				Market cap
12/31/2009	100.000000	0.000000	0.00	Book value	12/31/2009	467,546,398.09
12/31/2008	0.000000	0.000000	0.00
12/31/2007	-100.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Nacional Minérios	08.446.702/0001-05	-	Subsidiary	Brazil Market cap	MG	Nova Lima	Mining and corporate interests	60.000000
12/31/2009	21.290000	0.000000	59,739,157.220	Book value	12/31/2009	5,897,182,531.60
12/31/2008	7862.360000	0.000000	9,674,911.93
12/31/2007	663.270000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company holds an interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
Namisa Europe	00.000.000/0000-00	-	Subsidiary	Portugal Market cap		Funchal, Madeira	Corporate interests and the sale of products and ore	60.000000
12/31/2009	-10.930000	0.000000	0.00	Book value	12/31/2009	245,486,355.93
12/31/2008	100.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Namisa International Minérios SLU	00.000.000/0000-00	-	Subsidiary	Portugal Market cap		Funchal, Madeira	Corporate interests and the sale of products and ore	60.000000
12/31/2009	-10.790000	0.000000	0.00	Book value	12/31/2009	245.834,177.47
12/31/2008	3541487.680000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Pelotização Nacional	09.295.313/0001-99	-	Subsidiary	Brazil Market cap	MG	Congonhas	Mining and corporate interests	59.990000
12/31/2009	0.160000	0.000000	0.00	Book value	12/31/2009	600,717.43
12/31/2008	-40.030000	0.000000	0.00
12/31/2007	100.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Sepetiba Tecon S.A.	02.394.276/0001-27	-	Subsidiary	Brazil Market cap	RJ	Itaguaí	Port services	99.990000
12/31/2009	5.630000	0.000000	0.00	Book value	12/31/2009	176,456,589.12
12/31/2008	2.330000	0.000000	0.00
12/31/2007	507.650000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.1 Relevant non-current assets/ 9.1.c Companies in which the Company an holds interest
Company name	Corporate Taxpayer’s ID	CVM Code	Type of Company	Country	State	City	Description of activities	Issuer’s interest (%)
Fiscal Year	Book value - % chg.	Market cap - % chg.	Amount of dividends received (R$)		Date	Value (R$)
Tangua	00.000.000/0000-00	-	Subsidiary	Cayman Islands		George Town – Grand Cayman	International investment fund	100.000000
				Market cap
12/31/2009	-96.530000	0.000000	0.00	Book value	12/31/2009	248,942,252.02
12/31/2008	49375.510000	0.000000	0.00
12/31/2007	-17.200000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
TdBB S.A.	00.000.000/0000-00	-	Subsidiary	Panama		Panama City	Inactive company	100.000000
				Market cap
12/31/2009	0.000000	0.000000	0.00	Book value
12/31/2008	0.000000	0.000000	0.00
12/31/2007	0.000000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.
Transnordestina Logística	02.281.836/0001-37	-	Subsidiary	Brazil	CE	Fortaleza	Rail transport	84.340000
				Market cap
12/31/2009	83.900000	0.000000	0.00	Book value	12/31/2009	447,528,417.84
12/31/2008	689.800000	0.000000	0.00
12/31/2007	1.650000	0.000000	0.00
Reasons for the acquisition and maintenance of the interest
The acquisition and maintenance of the interest is part of the Company’s strategy established by the Board of Directors.

9.2 Other relevant information:

None.

10.1 Management should comment on:

a) general equity and financial conditions:

Companhia Siderúrgica Nacional is a highly integrated company whose operations cover the entire steel production chain, from the mining of iron ore to the production and sale of coils, metallic sheets and steel packaging. It also has interests in railways, port terminals, cement production and power generation.

Founded in 1941, it began operations in 1946, pioneering the production of flat steel in Brazil. Privatized in 1993, it was entirely restructured, becoming one of the world’s most competitive and profitable steelmakers.

Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.

The Company strives to maximize shareholder returns by concentrating operations in mining, steel and other key activities, including logistics, cement and power generation.

The Executive Board understands that the Company presents the necessary financial and equity conditions to implement its business plans and fulfill its short- and medium-term obligations.

	2009	2008	2007
Shareholders’ Equity	5,510,433	6,662,589	7,542,261
Debt
Loans and Financing	14,363,476	11,634,720	8,752,092
(-) Cash and Cash Equivalents	8,086,742	9,224,113	2,367,353
NetDebt	6,276,734	2,410,607	6,384,739
Note: The amount of loans and financing above includes transaction and derivative costs, as shown in the table in item 10.1 (f).
b) capital structure and possibility of share or quota redemption:

The Company’s shareholders’ equity stood at R$5,510,433 thousand on December 31, 2009, 17.3% down on the R$6,662,589 thousand recorded on December 31, 2008.

There are no possibilities for the redemption of the Company’s stock outside of those established by law.

c) payment capacity in relation to financial commitments:

The Company has a comfortable liquidity position, in addition to a high level of cash generation and access to several sources of domestic and foreign financing. The Executive Board therefore believes it has a sustainable capacity to honor all its financial commitments.

d) sources of financing for working capital and investments in non-current assets:

Sources of financing for working capital and investments in non-current assets are lines of trade finance, lines from development banks, bonds, debentures and bank credit bills, in addition to the Company’s own resources.  The Company is always seeking to maximize shareholder returns by extending debt maturities and improving its liquidity conditions. These sources of financing on the domestic and foreign markets are described in item 10.1 (f) of this Reference Form.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortcomings:

If the Executive Board believes it is necessary to cover an eventual liquidity shortcoming, the Company would be able to contract special lines of credit and/or financing from banks, as well as negotiating with its suppliers and improving the management of its working capital.

f) levels of indebtedness and characteristics of debt, describing:
(i) Relevant loan and financing agreements Relevant loan and financing agreements as of December 31, 2009 Amounts in R$ thousand

	Consolidated				Parent Company
	Current liabilities		Noncurrent liabilities		Current liabilities		Noncurrent liabilities
	2009	2008	2009	2008	2009	2008	2009	2008
FOREIGN CURRENCY
Long-term loans
ACC	233,837	2,190,556		241,553	233,837	2,190,556		241,554
Pre-payment	309,437	275,084	2,872,698	1,963,539	590,442	307,561	4,470,437	4,402,184
Perpetual Bonds	26,191	35,152	1,305,900	1,752,750
Fixed Rate Notes	62,857	51,261	2,960,040	2,220,150	690,896	18,962	2,155,612	3,855,522
Import Financing	80,148	121,733	122,161	212,474	58,284	80,640	58,292	98,467
BNDES/Finame	19,796	8,639	75,241	106,641	17,479	8,290	67,615	100,286
Other noncurrent liabilities	27,826	247,203	126,870	133,421	28,204	11,692	74,887	13,671
	760,092	2,929,628	7,462,910	6,630,528	1,619,142	2,617,701	6,826,843	8,711,684
LOCAL CURRENCY
Long-term loans
BNDES/Finame	280,802	248,361	1,634,920	1,223,306	181,348	187,492	953,492	695,900
Debentures	30,659	44,429	624,570	632,760	21,592	33,947	600,000	600,000
Pre-payment	31,217	2,224	1,400,000	100,000	31,217	2,224	1,400,000	100,000
CCB	19,782		2,000,000		19,782	104,693	2,000,000
Other noncurrent liabilities	18,488	41,152	93,442	94,504	1,568	6,961	7,833	4,200
	380,948	336,166	5,752,932	2,050,570	255,507	335,317	4,961,325	1,400,100
Total loans and financing	1,141,040	3,265,794	13,215,842	8,681,098	1,874,649	2,953,018	11,788,168	10,111,784
Derivatives	77,147	(304,607)	18,730	(7,565)	(150,025)	(235,230)
Transacion costs	(27,121)		(62,162)		(23,568)		(56,060)
Total loans, financing, derivatives and transaction costs	1,191,066	2,961,187	13,172,410	8,673,533	1,701,056	2,717,788	11,732,108	10,111,784
Note: The amounts for 2008 in the table above were adjusted to reflect the effects of CPC 02R of 2009.

Funding transactions costs as of December 31, 2009 are presented below:

				Consolidated
	Short-term	Long-term	TJ (1)	TE (2)
Fixed rate notes	3,700	4,661	6.88% up to 10%	10.01% up to 10.7%
BNDES	2,236	11,022	1.3% up to 3.2% + TJLP	1.44% up to 9.75%
Pre-payment	6,015	22,469	6.25% up to 8.62%	6.75% up to 10.08%
CCB	13,843	23,072	117.5% CDI	11.33%
Other	1,327	938	103.6% CDI	12.59%
Total	27,121	62,162

	Parent Company
	Short-term	Long-term	TJ (1)	TE (2)
Fixed rate notes	701	2,104	1.5% up to 10%	10.01% up to 10.7%
BNDES	1,856	8,246	1.3% up to 3.2% + TJLP	1.44% up to 9.75%
Pre-payment	5,840	21,700	6.25% up to 8.62%	6.75% up to 10.08%
CCB	13,843	23,072	117.5% CDI	11.33%
Other	1,328	938	103.6% CDI	12.59%
Total	23,568	56,060
(1) IR – Contracted annual interest rate (2) TE – effective transaction rate As of December 31, 2009, funding transaction costs to be recorded in the result for subsequent periods were as follows:

	Consolidated
	2011	2012	2013	2014	2015	After 2015
Fixed rate notes	1,088	1,088	1,088	387	224	786
BNDES	1,980	4,341	1,980	618	300	1,802
Pre-payment	6,015	6,015	6,015	4,353	73
CCB	13,843	9,229
Other	753	185
Total	23,679	20,858	9,083	5,358	597	2,588

	Parent Company
	2011	2012	2013	2014	2015	After 2015
Fixed rate notes	701	701	701
BNDES	1,856	1,856	1,856	577	300	1,802
Pre-payment	5,840	5,840	5,840	4,178
CCB	13,843	9,229
Other	753	185
Total	22,993	17,811	8,397	4,755	300	1,802
As of December 31, 2009, the principal of long-term loans, financing and debentures presented the following composition, by year of maturity: Amounts in R$ thousand

	Consolidated		Parent Company
2011	2,123,107	16.0%	2,099,057	17.8%
2012	3,760,038	28.4%	3,736,737	31.7%
2013	2,234,338	16.9%	2,457,450	20.8%
2014	1,080,312	8.2%	1,256,349	10.7%
2015	835,367	6.3%	399,467	3.4%
After 2015	1,895,510	14.3%	1,839,108	15.6%
Perpetual Bonds	1,305,900	9.9%
	13,234,572	100.0%	11,788,168	100.0%
Loans, financing and debentures are subject to interest, the annual rates of which, as of December 31, 2009, were as follows:

		Consolidated		Parent Company
	Local Currency	Foreign Currency	Local Currency	Foreign Currency
Up to 7%	167,064	4,914,931		5,944,501
From 7.1 to 9%	957,227	182,960	579,491	1,084,691
From 9.1 to 11%	1,290,233	3,076,387	1,186,341	1,416,794
Above 11%	249,812	47,408
Derivatives		95,876		(150,025)
Variable	3,469,544	1,317	3,450,999
	6,133,880	8,318,879	5,216,831	8,295,961
		14,452,759		13,512,792
Percentage composition of total loans, financing and debentures, by currency/index of origin, on 12/31/2009 and 12/31/2008:

	Consolidated
	2009	2008
Local currency
CDI	28.75	5.68
IGP-M	0.23	0.37
TJLP	3.26	10.14
IGP-DI	0.07	0.08
Other currencies	0.13	20.06
		36.33
Foreign currency
US Dollar	57.53	65.60
Yen
Euro	0.03	0.09
Other currencies		(2.02)
	57.56	63.67
	100.00	100.00

In July 2005, the Company issued perpetual bonds totaling US$750 million through its subsidiary CSN Islands X Corp. These indefinite maturity bonds pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest.

The guarantees provided for loans comprise fixed asset, sureties, bank guarantees and export securitization operations, as shown in the following table, and do not include guarantees provided to subsidiaries.

	2009	2008
Property, Plant and intruments	47,985	47,985
Personal guarantee	74,612	95,254
Imports	41,964	83,853
Securizations (exports)	206,125	117,369
	370,686	344,461
The table below presents amortization and funding in fiscal year 2009:

2009
Opening balance	14,549,180
Funding	7,671,696
Amortization	(3,700,866)
Other (*)	(4,067,251)
Closing balance	14,452,759
(*)Includes exchange and monetary variations. Note: The final balance excludes transaction costs.

Relevant loan and financing agreements as of December 31, 2008(1) Amounts in R$ thousand

	Consolidated				Parent Company
	Current liabilities		Noncurrent Liabilities			Current liabilities	Noncurrent Liabilities
	2008	2007	2008	2007	2008	2007	2008	2007
FOREIGN CURRENCY
Short-Term Loans
Working capital		89,934
Long-Term Loans
Advance on Export Contracts	2,190,555	65,874	241,553	202,701	2,190,557	65,874	241,554	202,701
Prepayment	275,084	172,664	1,963,539	1,416,569	307,561	245,210	4,402,184	2,682,151
Perpetual Bonds	35,152	26,643	1,752,750	1,328,475	35,152		1,752,750
Fixed Rate Note	51,261	543,174	2,220,150	1,682,735	64,625	528,375	4,551,150	2,568,055
Import Financing	121,733	75,629	212,474	138,951	80,640	64,318	98,467	91,366
BNDES/Finame	8,639	1,526	106,641	81,865	8,290	1,448	100,286	77,881
Other	247,203	17,391	133,421	291,033	55,753	9,935	13,671	10,362
	2,929,627	902,901	6,630,528	5,142,329	2,742,577	915,160	11,160,062	5,632,516
LOCAL CURRENCY
Long-Term Loans
BNDES/Finame	248,361	138,675	1,223,306	1,070,783	187,492	85,360	695,900	707,323
Debentures (Note 14)	44,429	413,220	632,760	640,950	33,947	350,147	600,000	600,000
Prepayment(*)	38,485		2,978,200		92,877		7,295,501
Loan					104,693
Other	41,155	24,663	94,504	76,829	6,960	97,216	4,200	4,901
	372,430	576,558	4,928,770	1,788,562	425,969	532,723	8,595,601	1,312,224
Total Loans and Financing	3,302,057	1,479,459	11,559,298	6,930,891	3,168,546	1,447,883	19,755,663	6,944,740
Derivatives	(304,609)	251,808	(7,565)		1,874	288,623
Total Loans, Financing and Derivatives	2,997,448	1,821,201	11,551,733	6,930,891	3,170,420	1,736,506	19,755,663	6,944,740

(*) The amount of R$7,286,154 refers to the prepayment operation with Nacional Minérios S.A.

(1) The amounts for December 31, 2008 in the table above do not include adjustments for the CPCs issued in 2009.

As of December 31, 2008, the principal of long-term loans, financing and debentures presented the following composition, by year of maturity:

	Consolidated		Parent Company
2010	973,766	8.4%	2,192,446	11.1%
2011	1,038,605	9.0%	1,282,052	6.4%
2012	1,654,441	14.3%	1,847,579	9.4%
2013	2,093,685	18.1%	2,306,085	11.7%
2014	365,871	3.2%	781,893	4.0%
After 2014	3,672,616	31.8%	9,592,858	48.6%
Perpetual Bonds	1,752,750	15.2%	1,752,750	8.8%
	11,551,733	100.0%	19,755,663	100.0%
Loans, financing and debentures are subject to interest, the annual rates of which, as of December 31, 2008, were as follows:

		Consolidated		Parent Company
	Local Currency	Foreign Currency	Local Currency	Foreign Currency
Up to 7%	3,021,553	4,806,662	104,693	6,168,594
From 7.1 to 9%	602,865	558,617	408,580	1,773,579
From 9.1 to 11%	661,024	4,118,347	485,972	5,960,466
Above 11%	883,246	74,572	7,920,101
Variable	132,512	(310,217)	102,224	1,874
	5,301,200	9,247,981	9,021,571	13,904,513
		14,549,181		22,926,083
Percentage composition of total loans, financing and debentures, by currency/index of origin, on 12/31/2008 and 12/31/2007:

	Consolidated
	2008	2007
Local currency
CDI	5.68	8.54
IGP-M	0.37	4.38
TJLP	10.14	13.88
IGP-DI	0.08	0.13
Other currencies	20.06	0.07
	36.33	27.00
Foreign currency
US Dollar	65.60	69.89
Yen
Euro	0.09	0.16
Other currencies	(2.02)	2.95
	63.67	73.00
	100.00	100.00

The guarantees provided for loans comprise fixed assets, sureties, bank guarantees and export securitizations, as shown in the following table, and do not include the guarantees provided to subsidiaries.

	2008	2007
Property, Plant and Equipment	47,985	47,985
Personal Guarantee	95,254	68,159
Imports	83,853	87,525
Securitizations (Exports)	117,369	252,307
	344,461	455,976

(ii) other long-term relationships with financial institutions;

None.

(iii) level of debt subordination;

The Company has no subordinated debt.

(iv) eventual restrictions imposed on the Company, especially those regarding limits on indebtedness and the contracting of new debt, the distribution of dividends, sale of assets, issue of new securities and disposal of shareholding control.

The Company’s loans and financing contain certain restrictive clauses (covenants), typical of financial contracts in general and operations of a similar nature, as explained below:

Financing contracted from the BNDES is subject to “Terms Applicable to BNDES Agreements”, according to which borrowers, such as the Company, may not, without the prior consent of the BNDES: (i) take on new debt (except that admitted by the Terms); (ii) give preference to other creditors; (iii) amortize stock; (iv) issue debentures or founders’ shares; and (vi) sell or encumber permanent assets (except in cases admitted by the Terms).

Pursuant to the terms of the Company’s Fourth Debenture Issue, among other provisions, the Company may not: (i) merge itself, be merged or spun-off, unless the operation has been approved in advance by 2/3 of the owners of outstanding debentures (excluding those intragroup operations established in the indenture) or if the debenture-holders are entitled to redeem their debentures at their par value plus remuneration, within six (6) months as from the date of the publication of the minutes of the shareholders' meeting approving the operation; and (ii) sell or lease all or a substantial portion of its fixed assets, unless the party receiving said assets is a corporation established in Brazil, any state in the United States or any other investment-grade country and expressly agrees to comply with all the obligations related to the debentures.

Eurobonds issued by the Company’s subsidiaries abroad establish that, among other terms, the Company, as guarantor, may not merge itself, be merged or sell all or a substantial portion of its assets to third parties, unless the Company was the entity resulting from the corporate restructuring or if the entity is a company headquartered in Brazil, the United State or any country in the European Union and assumes all of the guarantor's obligations.

Under  the terms of its export receivable securitization program, on July 2, 2009 the Company (1) notified the creditors of its series 2003-1 notes of its irrevocable intention to redeem said notes in advance, on August 5, 2009; and (2) conducted a consent solicitation with creditors of the series 2004-1 and 2005-1 notes from the securitization program to obtain their consent or waiver in relation to the following: (i) the inclusion of iron ore receivables in the securitization program; (ii) the adoption of flexible dates for the early redemption of notes; (iii) the alteration of certain export coverage ratios established in the program; and (iv) the disregarding of Accumulation Events that occurred in the program's 21st and 23rd quarters, for eventual characterization as an early amortization event. On August 5, 2009, the Company received confirmation that The Bank of New York Mellon had received the consent of creditors of both series in numbers sufficient to approve all the above-mentioned matters.

Loans and financing with certain financial institutions have limiting contractual clauses (covenants) that are common to financial contracts in general, which the Company has duly complied with as of December 31, 2009.

Some of the main covenants are listed below:

In export and import financing operations:

  The Company must maintain all authorizations necessary to comply with the obligations established in the contract.
  The Company undertakes to export in an amount sufficient to cover the principal and interest due on the respective payment dates.

In Export Credit Notes issued in favor of Banco do Brasil S.A. and Banco Nossa Caixa S.A.

  The Company undertakes to export steel products in general and/or iron ore in an amount sufficient to cover the principal of the operation.

In financing obtained from the Brazilian Development Bank - BNDES

  The Company undertakes to provide proof of the investment of its own funds established in the project.
  The Company undertakes not to promote acts or measures that may jeopardize or change the economic and financial balance of the loan beneficiary.

In debenture issues:

  The Company must immediately notify the trustee upon calling for any general debenture holders’ meeting by the issuer.

The Company and its subsidiaries also assume covenants which are specific to certain contracts, but normal for operations of the same nature, which had also been complied with as of December 31, 2009, as follows:

Covenants of the Company and subsidiaries (CSN Islands IX Corp., CSN Islands X Corp. CSN Islands XI Corp) for Eurobonds issued by its subsidiaries (CSN Islands IX Corp., CSN Islands X Corp. CSN Islands XI Corp):

  In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company may not constitute guarantees on its assets, except for those permitted in the operations' agreements, without simultaneously guaranteeing the notes.

  The issuer may not assume debt, except for that represented by the notes, or debt representing commissions, costs or indemnifications due, in accordance with the operation documentation.

Company’s covenant in the Bank Credit Bill with Caixa Econômica Federal:

  The Company shall maintain in the process of collection, at Caixa Econômica Federal, receivables equivalent to 25% of the operation’s outstanding balance.

Covenants applicable to the Company’s subsidiaries:

  A CSN Export S.à.r.l (securitization) may not assume debts except for those established in the operation documentation and those determined by law which do not have a materially adverse effect.

On July 2, 2009 the Company (1) notified the creditors of series 2003-1 notes of its irrevocable intention of performing the early redemption of said notes, which were settled on August 5, 2009; and (2) initiated a consent solicitation process with creditors related to the 2004-1 and 2005-1 series notes of the securitization program, in order to obtain their consent or waiver in relation to the following: (i) inclusion of iron ore receivables in the securitization program; (ii) the adoption of flexible dates for the early redemption of notes; (iii) the alteration of certain export coverage ratios established in the program; and (iv) the disregarding of Accumulation Events that occurred in the program's 21st and 23rd quarters, for eventual characterization as an early amortization event. On August 5, 2009, the Company received confirmation that The Bank of New York Mellon had received the consent of creditors of both series in numbers sufficient to approve all the above-mentioned matters. Notwithstanding said consent, the temporary allocation of funds this quarter (up to twice the debt service amount) to an account managed by the custodian bank (Accumulation Event in the amount of R$70,829 thousand) due to insufficient exports to comply with certain export coverage ratios in the 23rd quarter of the program (ended April 30, 2009) shall be maintained until the Company resumes compliance with the coverage ratios originally established in the securitization program agreements.

Transnordestina Logística S.A. undertakes not to alter its ownership structure without the prior and express consent of the BNDES.

g) limits for the use of previously contracted financing:

A total of R$3,165,030 thousand is available for withdrawal from the BNDES, FDNE and FNE:

This amount corresponds to the limits of financing contracted by the Company, Inal Nordeste S.A., Companhia Metalúrgica Prada, CSN Aços Longos S.A., CSN Energia, Transnordestina Logística S.A., CSN Cimentos S.A. and Sepetiba Tecon S.A.

h) significant changes in each item of the financial statements

Consolidated Statement of Income (R$ thousands)	2007	2008	2009
GROSS REVENUE	14,423,165	17,868,014	14,052,439
Domestic market	11,120,352	14,593,386	10,855,252
Foreign market	3,302,813	3,274,628	3,197,187
GROSS REVENUE DEDUCTIONS	-2,982,183	-3,865,143	-3,074,075
NET INCOME	11,440,982	14,002,871	10,978,364
Cost of products and services sold	-6,674,224	-7,023,504	-6,788,092
GROSS OPERATING INCOME	4,766,758	6,979,367	4,190,272
OPERATING INCOME AND EXPENSES	-1,036,425	2,627,523	-652,925
Selling expenses	-598,689	-775,624	-888,253
General and administrative expenses	-430,061	-498,159	-483,067
Other expenses	-1,155,591	-740,768	-987,512
Other revenues	1,147,916	4,642,074	1,705,907
OPERATING INCOME BEFORE FINANCIAL EFFECTS AND INTEREST S	3,730,333	9,606,890	3,537,347
Net financial income (expenses)	-508,031	-1,091,886	-1,305,551
Monetary and exchange variations, net	824,268	-1,688,844	1,054,174
Equity income	-109,684	-97,212	0
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	3,936,886	6,728,948	3,285,970
Current income tax and social contribution	-1,309,220	-1,355,770	-581,735
Deferred income tax and social contribution	294,684	400,971	-109,323
INCOME BEFORE MINORITY INTEREST	2,922,350	5,774,149	2,594,912
Minority interest	0	0	3,753
NET INCOME FOR THE YEAR	2,922,350	5,774,149	2,598,665

Comparison of Operating Results for the years ended 12/31/2009 and 12/31/2008:

Gross Sales and/or Service Revenue

The Company’s consolidated gross revenue amounted to R$14.05 billion in 2009, a reduction of 21.4% over the R$17.87 billion recorded in 2008, mainly due to lower steel product sales volume, in turn caused by reduced demand, and lower prices in the first half of 2009. These effects were stronger than the growth in iron ore exports, which were negatively impacted by lower ore prices.

Gross Revenue Deductions

In 2009, gross revenue deductions totaled R$3.07 billion, 20.5% less than the R$3.86 billion recorded in 2008, basically due to lower sales taxes resulting from the reduction in sales volume.

Net Sales and/or Service Revenue

In 2009, net revenue amounted to R$10.98 billion, 21.6% down on the R$14.00 billion reported the year before, due to the same factors that impacted gross revenue.

Cost of Goods Sold and/or Services Rendered

The cost of goods sold amounted to R$6.79 billion in 2009, 3.3% less than the R$7.02 billion registered in 2008, primarily due to the reduction in sales volume, decreased production and the lower dilution of fixed costs, partially offset by the higher cost of raw materials, whose prices are pegged to the dollar and were therefore impacted by the foreign exchange devaluation.

Gross Profit

Gross profit amounted to R$4.19 billion in 2009, a 40.0% year-on-year reduction, basically due to the decrease in net revenues and the disproportionate reduction in the cost of goods sold. As a result, the Company’s gross margin came to 38.2% in 2009, 11.6 percentage points less than the 49.8% recorded in the previous year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$1.37 billion in 2009, 7.7% up on the year before, mainly due to increased distribution costs and stronger sales efforts in 2009.

Other Revenues/Expenses

In 2009, the Company recorded a positive R$718 million under "Other Revenues/Expenses", versus a positive R$3.90 billion in 2008. This negative variation of R$3.18 billion was basically due to a non-recurring gain of R$4.04 billion in 2008 from the percentage variation in equity income from the sale of a 40% interest in Nacional Minérios S.A., versus a non-recurring gain of R$835 million in the third quarter of 2009 due to the positive impact of the downstream merger of Big Jump Energy Participações S.A. into Nacional Minérios S.A..

Net Financial Result

In 2009, the Company’s net financial result was a negative R$251 million, chiefly due to:

•         Provisions for loan and financing charges totaling R$1,236 million;

•         The monetary restatement of tax provisions in the amount of R$280 million;

These negative effects were partially offset by:

•         A gain of R$902 million from monetary and foreign exchange variations, including the result of derivative operations;

It is important to point out that the monetary and exchange variations were a negative R$1,689 million in 2008, due to the 32% depreciation of the Real against the U.S. dollar. In 2009, on the other hand, monetary and exchange variations were a positive R$1,054 million due to the 25% appreciation of the Real against the dollar. Thus, the absolute variation between 2009 and 2008 amounted to R$2,743 million.

•         Returns of R$276 million on financial investments; and

•         Other financial revenues of R$87 million.

Provisions for Income Tax and Social Contribution and Deferred Taxes

In 2009, expenses with income tax and social contribution came to R$691 million, R$264 million down on 2008, basically due to lower taxable income in the period.

Net Income

In 2009, net income totaled R$2.60 billion, 55% less than the R$5.77 billion reported in the previous year, mainly due to:

  Non-recurring gains of R$4.04 billion in 2008 from the percentage variation in equity income from the sale of a 40% interest in Nacional Minérios S.A.;
  The R$2.79 billion reduction in gross profit due to the impact of the economic crisis, especially in the first half of 2009;

These factors were partially offset by:

•         A gain of R$0.84 billion in 2009, from the downstream merger of Big Jump Energy Participações S.A. by Nacional Minérios S.A.; and

•         The R$2.53 billion increase in the net financial result in 2009 over the year before.

Comparison of the Operating Results for the years ended 12/31/2008 and 12/31/2007:

Gross Sales and/or Service Revenue

Gross revenue amounted to R$17.87 billion in 2008, 23.9% more than the R$14.42 billion recorded in 2007, fueled by the successive increases in steel product prices throughout 2008, a more sales mix more concentrated in the domestic market, and the mining segment’s  higher share of  total revenue.

Gross Revenue Deductions

In 2008, gross revenue deductions totaled R$3.86 billion, 29.5% up on the 2007 figure of R$2.98 billion, mainly due to higher sales taxes, in turn due to increased sales volume and higher prices.

Net Sales and/or Service Revenue

In 2008, net revenues amounted to R$14.0 billion, 22.4% more than the year before, due to the same factors that impacted the Company’s gross revenue.

Costs of Goods Sold and/or Services Rendered

Cost of goods sold totaled R$7.0 billion in 2008, 5.2% more than in 2007, primarily due to the increase in the cost of steel production raw materials and higher sales volume, partially offset by the positive effect of the reversal of the Company’s asset revaluation reserve in 2008.

Gross Profit

Gross profit amounted toR$7.0 billion in 2008, a 46.5% increase, basically due to higher net revenue and the disproportionate increase in the cost of goods sold. As a result, the Company’s gross margin widened by 8.2 percentage points, from 41.6%, in 2007, to 49.8%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled R$1.27 billion in 2008, 23.8% up on 2007, thanks to stronger steel product sales efforts on the domestic market, additional provisions for doubtful accounts and higher expenses with personnel and contractors.

Other Revenues/Expenses

Pursuant to Executive Order 449/08, other operating and non-operating revenues (expenses) were now classified as “Other Revenues/Expenses”.

In 2008, the Company recorded a positive R$3.90 billion under "Other Revenues/Expenses", versus a negative R$7.7 million in 2007. This positive variation was due to a non-recurring gain of R$4.04 billion in 2008, from the percentage variation in equity income from the sale of a 40% interest in Nacional Minérios S.A.

Net Financial Result

In 2008, the Company’s net financial result was a negative R$2.88 million, chiefly due to:

•         Provisions for loan and financing charges totaling R$735 million;

•         The monetary restatement of tax provisions at the basic SELIC rate in the amount of R$450 million;

•         A loss of approximately R$1.3 billion from the Total Return Equity Swap operation pegged to the price of the Company’s ADRs, whose purpose was to swap interest rate returns for the variation in the price of the Company’s ADRs; and

•         Other financial expenses in the amount of R$102 million, consisting basically of IOF tax on financial operations, commissions and banking guarantees.

It is important to point out that the monetary and exchange variations were a positive R$824 million in 2007, due to the 17% appreciation of the Real against the U.S. dollar. On the other hand, monetary and exchange variations were a negative R$1,689 million, due to the 32% depreciation of the Real against the dollar. Thus, the absolute variation between 2008 and 2007 amounted to R$2,513 million.

Provisions for Income Tax and Social Contribution and Deferred Taxes

In 2008, expenses with income tax and social contribution came to R$955 million, R$60 million down on 2007.

Net Income

In 2008, net income totaled R$5.77 billion, 97.6% more than the in 2007, due to:

  The R$2.3 billion upturn in gross profit; and
  A R$4.0 billion gain from the Nacional Minérios S.A. operation,

These factors were partially offset by::

  The R$3.1 billion reduction in the 2008 net financial result; and
  The R$0.2 billion increase in selling, general and administrative expenses in 2008.

Company’s Balance Sheet (consolidated):

COMPANHIA SIDERÚRGICA NACIONAL
Balance Sheet - 2007.2008.2009.
Consolidated Information - (R$ thousands),

Balance Sheets	2007	AV	2008	AV	AH	2009	AV	AH
ASSETS
Current	8,389,353	26.6%	18,328,700	58.2%	0.0%	13,568,594	46.5%	-26.0%
Cash and cash equivalents	225,344	0.8%	232,065	0.7%	3.0%	142,045	0.5%	-38.8%
Securities	2,142,009	7.9%	8,992,048	28.5%	319.8%	7,944,697	27.2%	-11.6%
Accounts receivables - subsidiaries	62	0.0%	73,583	0.2%	118,582.3%	13,798	0.0%	-81.2%
Accounts receivables - third parties	744,339	2.8%	1,012,974	3.2%	36.1%	1,172,517	4.0%	15.7%
Inventory	2,740,526	10.1%	3,622,775	11.5%	32.2%	2,588,946	8.9%	-28.5%
IP/CSLL to offset	14,342	0.1%	128,055	0,4%	792.9%	438,483	1.5%	242.4%
Deferred IP/CSLL	512,076	1.9%	739,227	2,3%	44.4%	749,272	2.6%	1.4%
Dividens proposed receivable	0	0.0%	42,890	0,1%	0.0%	0	0.0%	-100.0%
Financial instruments - equity swap	1,472,134	5.4%	2,473,976	7,9%	68.1%	0	0.0%	-100.0%
Other	538,521	2.0%	1,011,107	3,2%	87.8%	518,836	1.8%	-48.7%

Non-current	18,656,101	59.2%	13,168,739	41,8%	0.0%	15,598,630	53.5%	18.5%
Deferred IP/CSLL	622,434	2.3%	753,831	2,4%	21.1%	1,112,299	3.8%	47.6%
Other taxes	212,000	0.8%	302,831	1,0%	42.8%	236,852	0.8%	-21.8%
Loans - Eletrobrás	26,538	0.1%	0	0,0%	-100.0%	0	0.0%	0.0%
Credit with subsidiaries	0	0.0%	0	0,0%	0.0%	479,120	1.6%	0.0%
Court deposits	694,733	2.6%	740,341	2,4%	6.6%	1,214,670	4.2%	64.1%
Securities receivable	234,445	0.9%	376,374	1,2%	60.5%	212,486	0.7%	-43.5%
Securities	108,547	0.4%	23,370	0,1%	-78.5%	0	0.0%	-100.0%
Prepaid expenses	128,968	0.5%	125,011	0,4%	-3.1%	105,921	0.4%	-15.3%
Other	150,042	0.6%	192,414	0,6%	28.2%	278,814	1.0%	44.9%
Investments	956,281	3.5%	1,512	0,0%	-99.8%	321,889	1.1%	21,189.0%
Property, plant and equipment	15,295,642	56.6%	10,083,777	32,0%	-34.1%	11,145,530	38.2%	10.5%
Intangible assets	0	0.0%	526,796	1,7%	0.0%	457,580	1.6%	-13.1%
Deferred	226,471	0.8%	42,482	0,1%	-81.2%	33,469	0.1%	-21.2%

TOTAL ASSETS	27,045,454	100.0%	31,497,439	100.0%	0.0%	29,167,224	100.0%	-7.4%

LIABILITIES
Current Liabilities	6,837,363	25.3%	9,663,228	30.6%	0.0%	5,128,196	17.6%	-46.8%
Suppliers	1,386,789	0.0	1,939,205	0.1	44.0%	504,223	1.7%	-74.0%
Loans and financing	1,407,981	0.1	2,916,759	0.1	107.2%	1,160,407	4.0%	-60.2%
Debentures	413,220	0.0	44,428	0.0	-89.2%	30,659	0.1%	-31.0%
Accounts Payable	0	0.0	36,261	0.0	0.0%	74,691	0.3%	106.0%
Wages and social contributions	110,313	0.0	117,994	0.0	7.0%	134,190	0.5%	13.7%
Taxes Payable	596,361	0.0	333,811	0.0	-44.0%	336,804	1.2%	0.9%
Taxes paid in installments	206,106	0.0	249,930	0.0	21.3%	582,190	2.0%	132.9%
Provision - pension fund	51,120	0.0	54,818	0.0	7.2%	57,158	0.2%	4.3%
Dividends proposed and interest on shareholders' equity payable	2,115,881	0.1	1,709,642	0.1	-15.4%	1,562,085	5.4%	-12.8%
Contingent liabilities, net of court deposits	75,064	0.0	91,710	0.0	22.2%	83,642	0.3%	-9.0%
Financial instruments - equity swap	0	0.0	1,596,394	0.1	0.0%	0	0.0%	-100.0%
Other	514,528	0.0	461,276	0.0	-10.3%	602,327	2.1%	30.6%

Non-current	12,665,830	46.8%	15,201,662	48.3%	0.0%	18,445,535	63.2%	21.3%
Loans and financing	6,289,941	0.2	8,040,773	0.3	27.8%	12,547,840	43.0%	51.6%
Debentures	640,950	0.0	632,760	0.0	-1.3%	624,570	2.1%	-1.3%
Provision, net of court deposits	2,461,472	0.1	2,521,551	0.1	2.4%	1,568,996	5.4%	-37.8%
Deferred IR/CSLL	2,068,614	0.1	0	0.0	-100.0%	28,325	0.1%	0.0%
Taxes paid in installments	773,585	0.0	795,052	0.0	2.8%	437,231	1.5%	-45.0%
Provision for investment losses	0	0.0	0	0.0	0.0%	-72	0.0%	0.0%
Accounts payable from subsidiaries	0	0.0	2,878,200	0.1	0.0%	2,980,772	10.2%	3.6%
Other	431,268	0.0	333,286	0.0	-22.7%	257,903	0.9%	-22.6%

Minority shareholders					0.0%	83,060	0.3%	0.0%
Shareholders' Equity	7,542,21	27.9%	6,662,589	21.2%	0.0%	5,510,433	18.9%	-17.3%
Paid in capital stock	1,680,974	0.1	1,680,947	0.1	0.0%	1,680,947	5.8%	0.0%
Capital reserves	30	0.0	30	0.0	0.0%	30	0.0%	0.0%
Revaluation reserves	4,585,553	0.2	0	0.0	-100.0%	0	0.0%	0.0%
Profit reserves	1,275,731	0.0	4,781,485	0.2	274.8%	4,211,770	14.4%	-11.9%
Equity pick-up	0	0.0	200,127	0.0	0.0%	-382,314	-1.3%	-291.0%

Total Liabilities and Shareholder' Equity	27,045,454	100.0%	31,497,439	100%	0.0%	29,167,224	100.0%	-7.4%

Comparison of the Main Equity Accounts on December 31, 2009 and December 31, 2008

Current Assets

Cash and Cash Equivalents: These consist of the cash and securities accounts in the Company’s consolidated financial statements. On December 31, 2009, cash and cash equivalents came to R$8,087 million, 12.3% down on the R$9,224 million recorded on December 31, 2008. This negative variation of R$1,137 million was mainly due to financing activities and investments, especially: new loans amounting to R$7,671 million that were used, among others, as follows: a) R$2,280 million in capital expenses; b) R$4,518 million in loan amortizations and interest payments; c) R$2,027 million in dividends and interest on equity paid to shareholders.

Trade accounts receivable: On December 31, 2009, trade accounts receivable totaled R$1,173 million, 15.7% more than in 2008, mainly due to the interruption of export advances in 2009.

Inventories: On December 31, 2009, CSN’s inventories came to R$2,588 million, 28.5% down on December 2008, primarily due to the buoyant market in the second half of 2009, driven by increased sales, with a consequent reduction in inventories.

Financial Instruments – Equity Swap: On August 13, 2009, CSN settled an Equity Swap on the price of its ADRs, and consequently received the net amount of the guarantee margin of this operation.

Non-Current Assets

Deferred taxes: On December 31, 2009, the non-current deferred taxes account amounted to R$1,112 million, 47% more than in 2008, due to the long-term portion of the tax benefit from the merger of Big Jump Energy Participações S.A., totaling R$598 million, partially offset by the R$242 million decline in temporary differences.

Credits with subsidiaries: On January 28, 2009, the Company entered into a loan agreement with the jointly-owned subsidiary Nacional Minérios S.A. in the amount of R$1,198 million, remunerated at market value and maturing in 2012. Due to the Company’s proportional consolidation of 60% of Nacional Minérios S.A., the amount corresponding to the 40% non-consolidated interest was recorded as a credit with subsidiaries totaling R$437 million.

Court deposits: On December 31, 2009, court deposits with no corresponding contingency provisions totaled R$1,214 million, 64.1% up on 2008 due to deposits made for tax contingencies in June 2009, referring to IPI (federal VAT) premium credit on exports and social contribution on net income from exports.

Investments: On December 31, 2009 investments totaled R$322 million, basically resulting from the acquisition of a 14.99% interest in Riversdale Mining Limited.

Property, Plant and Equipment: On December 31, 2009, property, plant and equipment amounted to R$11,146 million, 10.5% up on December 31, 2008, due to period acquisitions totaling R$1,997 million, partially offset by depreciation.

Intangible assets: On December 31, 2009, intangible assets totaled R$458 million, essentially comprising  goodwill based on future profitability, 13.1% less than in 2008 due to the write-off of R$76.6 million in goodwill based on expected profitability due to impairment.

Liabilities

Suppliers: On December 31, 2009, the suppliers balance amounted to R$504 million, 74% down on 2008, due to alterations in supplier payment terms.

Loans, Financing and Debentures: On December 31, 2009, the Company’s short- and long-term debt totaled R$14,363 million, 23.5% up on 2008 due to funds raised in 2009.

Contingent liabilities net of court deposits: On December 31, 2009, this item amounted to R$1,652 million, 37% less than in 2008, mainly due to adherence to the REFIS tax recovery program instituted by Law 11,941/09, and Executive Order 470/09, which reduced the amount of fines, interest and legal charges on the contingencies included in the REFIS.

Accounts payable from subsidiaries: On December 31, 2009, the balance of this item amounted to R$2,981 million, 3.6% up on December 31, 2008 and referring to advances from clients received from the jointly-owned subsidiary Nacional Minérios S.A. These advances were due to CSN’s contractual obligation to supply iron ore and port services.

Shareholders’ Equity: Shareholders’ equity amounted to R$5,510 million on December 31, 2009, 17% down on 2008, chiefly due to: (i) the 2009 result, net of dividends proposed and paid and interest on equity; (ii) the cumulative effect of the conversion of the financial statements of the Company’s overseas subsidiaries and unrealized earnings in inventories.

Comparison of the Main Equity Accounts on December 31, 2008 and December 31, 2007

Current Assets

Cash and Cash Equivalents: These consist of the cash and securities accounts, pursuant to Note 6 to the Company’s consolidated financial statements. On December 31, 2008, cash and cash equivalents came to R$9,224 million, 289.7% up on the R$2,367 million recorded on December 31, 2007. This positive variation of R$6,857 million was mainly due to following factors:

In 2008 operating cash flow totaled R$3,984 million, partially offset by the use of R$3,449 million in investing activities. Additional cash flow of R$4,037 million came from the sale of a 40% interest in Nacional Minérios S.A. in 2008, and R$861 million from a U.S. dollar foreign exchange cash gain.

Trade accounts receivable: On December 31, 2008, trade accounts receivable totaled R$1,086 million, 36% more than in 2007, mainly due to higher steel prices, partially offset by the reduction in sales volume at the end of 2008 as a result of the economic crisis.

Inventories: On December 31, 2008, CSN’s inventories amounted to R$3,622 million, 32% up on December 31, 2007, primarily due to higher raw material prices and the decline in sales at the end of 2008.

Financial Instruments – Equity Swap: The Company had a Total Return Equity Swap contracted on December 31, 2008, as detailed in the financial statements for that year.  On December 31, 2007, the balance of the corresponding asset was R$1,472 million. On December 31, 2008, with the reduction in the price of its ADRs, the Company recorded a loss in this item and, as a consequence, the asset value was reversed, with the recognition of accounts payable (liabilities) in the amount of R$1,596 million.

The amount of R$2,474 million, equivalent to US$1,058 million booked under assets on December 31, 2008 refers to a margin guarantee deposit in the same amount.

Deferred tax assets: On December 31, 2008, the deferred tax account totaled R$1,492 million, 31.6% more than in 2007, basically due to deferred taxes on tax loss credits in the fourth quarter of 2008.

Securities: The reduction in the balance was due to provisions for the loss of the debentures issued in 2002 by CBL - Companhia Brasileira de Latas.

Investments: On December 31, 2008, investments totaled R$1.5 million, 99.8% down on December 31, 2007, due to the reclassification of goodwill to the intangible assets account, pursuant to CPC 04.

Property, plant and equipment: On December 31, 2008, property, plant and equipment totaled R$10,083 million, 34% less than in December 31, 2007, due to: (i) fixed asset write-offs of R$6,432 million following the adoption of Law 11638/07; (ii) period acquisitions totaling R$2,305 million; (iii) the R$840 million reduction in period depreciation.

Intangible assets: On December 31, 2008, intangible assets amounted to R$527 million, basically due to the transfer of goodwill pursuant to CPC04.

Liabilities

Suppliers: On December 31, 2008, the suppliers balance totaled R$1,939 million, 44% more than on December 31, 2007, due to longer deadlines for the purchase of raw materials at the end of 2008, also impacted by the appreciation of the dollar against the Real.

Loans, financings and debentures: On December 31, 2008, the loans and financings balance totaled R$11,635 million, 33% up on December 31, 2007, due to the contracting of US$963.0 million in ACCs (export advances) to roll over short-term loans. The long-term upturn was due to the increase in pre-payment, fixed-rate note and BNDES/FINAME operations, and the appreciation of the dollar against the Real. The Company also settled the second series of debentures issued on December 1, 2003, in line with the maturities determined in the indenture.

Deferred tax liabilities - long-term: In 2007, the balance of this item was R$2,069 million, fully reversed due to the reversal of the revaluation reserve following the adoption of Law 11,638/07.

Accounts payable from subsidiaries: On December 31, 2008, the balance of this item amounted to R$2,878 million, referring to advances from clients received from the jointly-owned subsidiary Nacional Minérios S.A. These advances were due to CSN’s contractual obligation to supply iron ore and port services.

Shareholders’ Equity: Shareholders’ equity amounted to R$6,662 million on December 31, 2008, 11.66% down on 2007, basically due to: (i) the 2008 result, net of dividends proposed and paid and interest on equity; (ii) the adoption of the new CPCs; (iii) the cumulative effect of the conversion of the financial statements of the Company’s overseas subsidiaries and unrealized earnings in unsold inventories.

Cash Flows (consolidated) - R$ thousand

Cash Flow	2009	2008	2007
Net cash from operating activities	3,370	3,983,934	4,022,792
Cash flow used in investment activities	(1,350,473)	(3,449,854)	(3,504,580)
Net cash from financing activities	1,510,476	5,461,331	(283,581)
Foreign exchange variation on cash and cash equivalents	(1,300,744)	861,349
Increase (reduction) of cash and cash equivalents	(1,137,371)	6,856,760	234,631

Comparison between 2008 and 2009

The Company’s cash flows derive basically from operating activities and can change accordance with changes in operating revenue, selling costs, operating expenses and the financial result.

Net operating cash flow fell to R$3 million in 2009 from R$3,984 million in 2008, mainly due to the R$2,519 million reduction in net income after adjustment for non-cash effects, in turn caused by the R$2,789 reduction in gross profit as a result of the global economic crisis. There was also an R$849 million increase in working capital in 2009, due to a reduction in the deadlines for payments to suppliers.

Cash flow used in investment activities fell to R$1,350 million in 2009 from R$3,450 million in the previous year, mainly due to gains from swap operations totaling R$2,325 million. In addition, court deposits increased by R$408 million (IPI premium credit on exports and social contribution on exports). Capital expenditures fell by R$309 million, partially offset by the investment in Riversdale Mining Limited at the end of 2009.

Cash flow from financing activities fell to R$1,510 million in 2009 from R$5,461 million in 2008, largely due to R$4,037 million from the sale of a 40% interest in Nacional Minérios S.A. in 2008.

Comparison between 2007 and 2008

The main cash flow variations between 2007 and 2008 occurred in financing activities, mainly due to: the R$4,037 million gain from the sale of a 40% interest in Nacional Minérios S.A. in 2008; the R$3,547 million increase in funding, offset by the R$1,589 million upturn in dividend payments. The appreciation of the dollar against the Real in 2008 also had a positive cash impact.

10.2 Management should comment on:

a) results of the Company’s operations, particularly:

(i) Description of any important sources of revenue

Companhia Siderúrgica Nacional is a highly integrated company whose operations cover the entire steel production chain, from the mining of iron ore to the production and sale of coils, tinplate and steel packaging. It also has interests in railways, port terminals, cement production and power generation.

Founded in 1941, it began operations in 1946, pioneering the production of flat steel in Brazil. Privatized in 1993, it was entirely restructured, becoming one of the world’s most competitive and profitable steelmakers.

Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector.

1. Mining

1.1. Iron ore

CSN’s Casa de Pedra mine, located in Congonhas, Minas Gerais, supplies the Company with the iron ore it needs to produce steel. With proven and probable reserves of more than 1.6 billion tonnes, Casa de Pedra has a current annual production capacity of 21 million tonnes of high-quality iron ore.

The mine produced 17.1 million tonnes in 2009, 18.8 million tonnes in 2008 and 15.0 million tonnes in 2007.

At the beginning of 2007 the Company entered the seaborne iron ore market, with its first shipment leaving the port terminal in Itaguaí (Tecar).

In July 2007, the Company, through its wholly-owned subsidiary Nacional Minérios S.A., acquired Companhia de Fomento Mineral, located in the state of Minas Gerais, whose mines are in the vicinity of the Casa de Pedra mine, effectively increasing its productive capacity.

It is important to note that Nacional Minérios S.A. was a wholly-owned Company subsidiary until December 29, 2008. On December 30, 2008 a consortium comprising ITOCHU Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and POSCO, acquired 40% of the voting and total capital of Nacional Minérios S.A.

Most of the Company’s net revenue from iron ore sales comes from exports, chiefly to Asia (especially China). The Company has consolidated its position as an important player in the seaborne iron ore market, becoming Brazil’s second largest iron ore producer together with Nacional Minérios S.A.

1.2. Limestone

The Arcos mine, in Pedreira da Bocaina, Minas Gerais, is responsible for supplying the limestone and dolomite consumed by the Company’s Presidente Vargas Steelworks in Volta Redonda.

As of October 2010, following the Company’s entry into the cement market in 2009 through the construction of a plant in Volta Redonda adjacent to the Presidente Vargas facility, the Arcos mine will also be supplying limestone for the production of clinker, an important cement input.

Annual limestone production is estimated at 4 million tonnes, with reduced investments in the current installations, mainly focused on the conveyor belt transport system.

As a result, the Company’s activities will become even more integrated through the verticalization of production, thereby further enhancing its competitiveness and profitability.

1.3. Tin

Tin, a tinplate raw material, is produced by ERSA - Estanho de Rondônia S.A., a Company subsidiary which owns the Santa Bárbara tin mine in Itapuã do Oeste and a smelting plant in Ariquemes, both in the state of Rondônia.

2. Steelmaking

Dominating the entire steel production chain, the Company supplies many segments of the industry with a diversified range of high value-added products. It produces various types of coated galvanized steels that are resistant to corrosion and less susceptible to international market price swings.

The Company’s main markets are the automotive, construction, distribution, home appliance, OEM (capital goods, engines, etc), and metal packaging industries.

The Company has five galvanizing production lines in Brazil: three in the Presidente Vargas Steelworks, in Volta Redonda, one in GalvaSud, in Porto Real (Rio de Janeiro) and another in the Paraná facility, in Araucária, which also has cold-rolling and pre-painting facilities.

The Company also has two overseas subsidiaries: CSN LLC, based in Terre Haute, Indiana, USA, which produces cold-rolled and galvanized products, and Lusosider Projectos Siderúrgicos S.A., in Paio Pires, Portugal, which also produces coated steel.

The Company is Brazil’s sole producer of tinplate, most of which is absorbed by the packaging industry, and one of the five largest producers in the world, with an installed capacity of 1 million tonnes per year. It also produces Galvalume, a zinc-and-aluminum-coated steel which combines high luster and durability, and pre-painted steel, both of which have several applications in the construction and home-appliance industries.

2.1 – Presidente Vargas Steelworks

With an annual installed production capacity of 5.6 million tonnes of crude steel, the Company’s Presidente Vargas Steelworks produced 4.4 million tonnes in 2009, 5.0 million tonnes in 2008 and 5.3 million tonnes in 2007.

2.2. Companhia Metalic Nordeste

A CSN subsidiary, Companhia Metalic Nordeste is Latin America’s sole manufacturer of two-piece steel cans and aluminum lids for the beverage industry. Currently, it has a 5% share of the national beverage can market and a 38% share in the Northeast region.

Companhia Metalic Nordeste sold 784 million 350 ml cans and 15.7 million 250 ml cans in 2009, 818 million 350 ml cans in 2008 and 710 million 350 ml cans in 2007.

2.3 - Companhia Metalúrgica Prada

Packaging

Companhia Metalúrgica Prada joined the group in 2006. Latin America’s leading manufacturer of steel packaging, it has three plants located in São Paulo (São Paulo), Uberlândia (Minas Gerais) and Pelotas (Rio Grande do Sul), and is an important client for the Company’s tinplate.

Its production lines are equipped to deliver the high volumes and technical specifications demanded by the food, chemical and aerosol industries.

In 2009, Companhia Metalúrgica Prada completed its three-year investment plan, totaling more than R$100 million.

Distribution

The Company operates in the distribution and services market through its distribution business unit, which maintains nationwide coverage through three service centers and seven distribution centers equipped to supply the vehicle, auto parts, home appliance, construction, machinery & equipment, sugar & ethanol, agricultural, resale and furniture industries.

As one of the largest companies in the flat steel processing and distribution segment, Companhia Metalúrgica Prada’s distribution unit sells a complete product line, adding value through its wide range of cutting, conformation and logistics services.

Galvasud S.A.

On January 29, 2010, the Company incorporated its subsidiary GalvaSud S.A., which became a branch of the Company (CSN Porto Real), seeking to optimize processes and maximize results by centralizing the sales, operational and administrative activities of both companies under a single organizational structure.

CSN Porto Real is located in Porto Real, between Rio de Janeiro and São Paulo, mainly serving the automotive sector and offering a wide range of world-class products and services. It has a hot galvanizing line and a cutting center, in addition to a state-of-the-art laser-welding facility

In 2009, production totaled 280,000 tonnes, 89% of which went to the automotive market, almost identical to the 282,000 tonnes recorded in 2008, despite the economic crisis in the first quarter of 2009. In 2007, output came to 302,000 tonnes.

CSN LLC

CSN LLC runs a cold-rolling and galvanizing facility in Indiana, USA, which produces galvanized and cold-rolled steel. In 2009, it produced 218,000 tonnes of cold-rolled and galvanized coils, versus 262,000 tonnes in 2008 and 377,000 tonnes in 2007.

Lusosider Projectos Siderúrgicos S.A.

Installed in Paio Pires, Portugal, Lusosider Projectos Siderúrgicos S.A. undertakes cold-rolling and hot-dip galvanizing. In 2009, it produced and sold 197,000 tonnes of galvanized products on the European market, versus 233,000 tonnes in 2008 and 369,000 tonnes in 2007.

3. Logistics and energy

Ports

The Company manages two terminals in the Port of Itaguaí, in Rio de Janeiro: a bulk solids terminal (Tecar) and a container terminal (Sepetiba Tecon).

CSN is a major iron ore exporter and Tecar loads the seaborne ore shipments of the Company and Nacional Minérios S.A. and unloads coal, coke, sulphur and zinc concentrate for the Company and its clients.

Sepetiba Tecon, the Company’s container and general cargo terminal, is the largest container terminal in Rio de Janeiro state and one of the largest in Brazil. Sepetiba is a hub port for cargo and one of the pillars of the Company’s logistics platform in Itaguaí.

Railways

The Company retains an interest in two railway companies: MRS Logística S.A., which operates the former Southeastern Network of Rede Ferroviária Federal S.A. (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte corridor, and Transnordestina Logística S.A. (formerly Companhia Ferroviária do Nordeste - CFN) which operates the former Northeastern Network of Rede Ferroviária Federal S.A., in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

The Company holds a direct 22.93% interest in MRS Logística S.A., as well as an indirect stake of 10.34%, giving it a total interest of 33.27%.

It has completed 13 years of operations, recording expressive growth, and continues to present excellent results.

In 2009, in the container segment, MRS Logística S.A. maintained its position as Brazil’s leading rail carrier, transporting 60,000 containers, 32% down on 2008. In 2007, it carried 81,000 containers.

MRS Logística S.A. focuses most of its activities on heavy haul clients (ore, coal and coke), who accounted for around 96 million tonnes of cargo in 2009, 75% of the total, as well as long-term agreements, new businesses and projects aimed at leveraging the company’s growth. It transports all of the iron ore, coal and coke consumed by the Presidente Vargas Steelworks, as well as mining products and some of the steel produced by the Company for the domestic market and exports.

In partnership with the federal government, the Company is investing around R$5.4 billion in the construction of 1,728 km of new track to create Nova Transnordestina Logística, which will play an essential role in the development of the Northeast region.

Energy

The Company is one of Brazil’s largest industrial electric power consumers, behind only the aluminum producers. Consequently, it has been investing in power generation projects since 1999 in order to ensure self-sufficiency. Its generation assets are: a 29.5% interest in Itá Energética S.A., which owns the Itá Hydroelectric Power Plant, in Santa Catarina, corresponding to 167 MW; a 17.9% interest in the 210 MW Igarapava Hydroelectric Power Plant, in Minas Gerais; and the 238 MW Thermoelectric Cogeneration Center, installed in the Presidente Vargas Steelworks, in Volta Redonda. This unit is fueled by the waste gases from the steel production process. All in all, the Company has a generating capacity of 428 MW, enough to meet all the group’s power needs

The Company is developing a project to install a top turbine on Blast Furnace 3 at the Presidente Vargas Steelworks, adding 20 MW to its current generating capacity, and is continuing to study other energy investments in order to keep pace with expansion and maintain its self-sufficiency.

4. Cement

The cement industry complements steelmaking and supplies Brazil’s entire construction sector, which is of fundamental importance for the country’s economic development. The country’s housing deficit is estimated at 7.2 million units. Currently, the Southeast region is responsible for consuming half of national cement output. In 2009, Brazil consumed around 50 million tonnes of cement.

The Company entered the cement market in 2009, adding value to the slag generated during crude steel production. Its plant is located in Volta Redonda, adjacent to the Presidente Vargas Steelworks, which produces around 1.4 million tonnes of blast furnace slag per year. This slag is largely used in the production of type CP III cement, initiated in 2009 by CSN Cimentos S.A., which maintains two grinding lines in Volta Redonda.

In 2009, CSN Cimentos S.A. produced and sold 338,000 tonnes of cement, mainly in the Baixada Fluminense region, the south of Rio de Janeiro state, the Vale do Paraíba and the São Paulo Metropolitan Region, as well as the south of Minas Gerais state.

5. Net Revenue

The following graph shows the Company’s consolidated net revenue trends over the last three years:

 (ii) Factors that had a material effect on the operating results

The Company’s main sources of revenue are the production and sale of steel products and iron ore.  Consequently, the level of economic activity in Brazil and abroad has a strong influence on its results.

Most of the Company’s steel sales take place in Brazil and results are therefore heavily dependent on the behavior of the domestic market, especially the steel-intensive sectors such as the automotive, home appliance and construction industries, which are in turn directly influenced by the availability and cost of consumer financing.  Macroeconomic policy decisions, such as the fixing of interest rates, or others that affect credit, such as taxes and related mechanisms, are also constantly monitored.  The impact of infrastructure works is also an important factor, whether related to specific events such as the World Cup or the Olympics, or to productive sectors, such as the oil and construction industries, the PAC (Accelerated Growth Program) and others.

The Company’s business is also influenced by steel supply and demand worldwide, which determines prices and affects imports. Thanks to the ongoing global economic recovery, especially in the developing countries, particularly China, global steel capacity use is increasing.

Similarly, mining results are directly influenced by global iron ore supply and demand. Most of the Company’s net revenue from iron ore sales comes from exports, chiefly to Asia (especially China).

On the cost side, steel output is strongly impacted by exchange rates and the price of inputs, including coking coal, coke, pellets, aluminum, zinc and tin. In regard to mining and logistics (rail transport), the cost of diesel fuel is an important factor. In addition, given the Company’s expansion projects, the cost of equipment and services, whether for implementation or operational continuity, is a fundamental variable that must be monitored.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, volumes and the launch of new products and services:

In addition to international prices, domestic steel product prices are affected by interest rates, import tariffs and domestic supply and demand.

Since most mining revenue comes from iron ore exports, prices are tied to international prices.

Cement revenue is entirely in Reais, so results can be affected by variations in inflation.

As the Company’ assets are working at full capacity, maintaining excellent operating indicators is vital in delivering volume. In regard to the new investments in expansion, it will be imperative to comply with implementation and start-up schedules, especially in relation to environmental licensing and works contracting and management, given increased competition for resources.

As most of revenue comes from steel production and mining, the Company has quantified the effect of price and volume alterations on the results of these two segments. Given that cement operations began in 2009, revenue from this segment is still immaterial (less than 1% of the total).

In 2007, net revenue totaled R$11.4 billion, 84% of which, or R$9.5 billion, from the sale of steel products. Steel sales volume came to 5.4 million tonnes, 3.6 million of which on the domestic market and 1.8 million in exports.  Mining net revenue amounted to R$0.7 billion, close to 6% of the total, from the sale of around 11 million tonnes of iron ore, split equally between the domestic and foreign markets.

In 2008, net revenue reached R$14.0 billion, with steel revenue accounting for 75%, or R$10.5 billion. Steel sales volume stood at 4.9 million tonnes, 4.2 million of which on the domestic market and 0.7 million abroad. Net revenue from mining totaled R$2.1 billion, 15% of the total, from the sale of around 19 million tonnes of iron ore, mainly on the overseas market.

The R$2.6 billion, or 22.4%, revenue increase over 2007 was mainly due to the R$1.0 billion upturn in revenue from steel products, thanks to higher prices, especially of hot-rolled, cold-rolled and galvanized items, which more than offset the 0.5 million tonne reduction in sales volume. The R$1.4 billion upturn in mining revenue was due to a combination of higher sale volume and an increase in international market prices.

In 2009, net revenue totaled R$11.0 billion, with steel production accounting for 72%, or R$7.9 billion.  Steel sales came to 4.1 million tonnes, 3.2 million of which on the domestic market and 0.9 million abroad.  Net revenue from mining amounted to R$1.8 billion, 16% of the total, from the sale of around 21 million tonnes of iron ore, mainly on the overseas market.

The R$3.02 billion, or 21.6%, net revenue decline over 2008 was mainly due to the 16% drop in steel product sales volume, due to reduced demand, in addition to lower prices in the first half of 2009.

c) the impact of inflation, exchange and interest rates, and variations in the price of the main inputs and products on the Company’s operating and financial results:

Some of the Company’s costs and expenses are tied to the Real and contracts contain an inflationary adjustment clause.

As cited in item a), the price of certain inputs has a direct impact on the Company’s results, notably:

  Coal, coke, pellets and metals, in the case of steel production, whose prices are dollar-pegged;
  Fuels, in the case of mining and rail transport; and
  Clinker, in the case of cement.

Another important factor is the price of equipment and services, as the Company has a substantial investment project portfolio in all business areas.

Effects on the Company’s operating result

In 2008, the cost of goods sold totaled R$7.02 billion, 5.2% up on 2007, mainly due to increased raw material costs and higher sales volume, partially offset by the positive impact of depreciation expenses, resulting from the reversal of the Company’s asset revaluation reserve in 2008.

In addition to the variations in net revenue and the cost of goods sold, the Company's operating result was affected by the 23.8%, or R$1.27 billion, upturn in selling, general and administrative costs over 2007, mainly due to stepped-up steel product sales efforts on the domestic market, higher provisions for doubtful accounts and increased expenses with personnel and outsourced services. The 2008 operating result was also heavily influenced by the variation in Other Revenues/Expenses, which posted a positive result of R$3.9 billion, mainly due to a non-recurring gain of R$4.0 billion in 2008, from the percentage variation in equity income from the sale of a 40% interest in Nacional Minérios S.A.

In 2009, the cost of goods sold fell by 3.3% over 2008 to R$6.79 billion, mainly due to the global economic crisis, which reduced sales volume and production. The reduction would have been even greater but for the carrying cost of certain raw materials, such as coking coal and coke, and the impact of the exchange devaluation on these inputs.

In addition to the variations in net revenue and the cost of goods sold, the Company's operating result was affected by the 7.7%, or R$1.37 billion, increase in selling, general and administrative expenses over 2008, mainly due to higher distribution costs and heightened sales efforts in 2009. Finally, the 2009 operating result was positively impacted by R$0.7 billion, from a non-recurring gain of R$0.8 billion as a result of the downstream merger of Big Jump Energy Participações S.A. by Nacional Minérios S.A. In 2008, however, there was a non-recurring gain of R$4.0 billion from the percentage variation in equity income from the sale of a 40% interest in Nacional Minérios S.A.

Effects on the Company’s financial result

The Company’s net financial result in 2008 was negative by R$2.88 billion, chiefly due to the following factors:

▪ Provisions for loan and financing charges totaling R$0.7 billion;

▪ The monetary restatement of tax provisions at the basic SELIC rate in the amount of R$0.5 billion;

▪ A loss of approximately R$1.3 billion from the total return equity swap operation pegged to the price of the Company’s ADRs, whose purpose was to swap interest rate returns for the variation in the price of the Company’s ADRs.

In 2009, the net financial result was a negative R$0.2 billion, mainly due to:

▪ Provisions for loan and financing charges totaling R$1.2 billion;

▪ The monetary restatement of tax provisions in the amount of R$3.0 billion;

These negative effects were partially offset by a gain of R$0.9 billion from monetary and exchange variations, including the result of derivative operations, and returns of R$0.3 billion on financial investments.

10.3 Material effects on the Company’s financial statements and results caused by or expected to be caused by the following events:
a) the introduction or sale of an operating segment:

In May 2009, the Company began producing cement at its grinding facility in Volta Redonda, selling a total of 338,000 tonnes in the year.

The Company expects to invest R$1.9 billion in this business in order to increase the Volta Redonda plant’s grinding capacity to 2.8 million tonnes per year and install a new plant with an annual grinding capacity of 0.6 million tonnes in Arcos (MG), in addition to three other new plants in Brazil, each with an annual capacity of 1.0 million tonnes.

Diversifying its steel production line, the Company is investing R$8.8 billion in the production of long steel in  three plants, with total production of 1.5 million tonnes per year.

b) the creation, acquisition or sale of equity interest:

Acquisition of a minority interest in Riversdale Mining Limited

On November 24, 2009, the Company announced the approval, by its Board of Directors, of the acquisition of a minority interest in Riversdale Mining Limited, a mining firm whose shares are listed on the Australian Stock Exchange.

The transaction initially involved the acquisition of 28,750,598 shares, representing 14.99% of Riversdale Mining Limited. Subsequently, the Australian authorities permitted the acquisition of a further 2,482,729 shares, increasing the Company’s total interest to 16.1%.

The price of the acquisition was six Australian dollars and ten cents (A$6.10) per share.

Acquisition of a minority interest in Panatlântica S.A.

On January 8, 2010, the Company announced the approval, by its Board of Directors, of the acquisition of a minority interest in Panatlântica S.A., a publicly-held company whose object is the production, sale, import, export and processing of steel and metals. The interest acquired was formerly held by LP Aços Comércio e Participações Ltda.

This transaction involved the acquisition of eight hundred and two thousand and sixty-nine (802,069) common shares representing 9.3963% of Panatlântica S.A.’s capital stock and the execution of related instruments.

Acquisition of Companhia de Fomento Mineral e Participações - CFM

On July 20, 2007, the Company, through its wholly-owned subsidiary Nacional Minérios S.A., acquired Companhia de Fomento Mineral, whose mines are located in Minas Gerais in the vicinity of the Casa de Pedra mine, thereby effectively increasing production capacity.

Sale of interest in Nacional Minérios S.A.

On December 30, 2008, Big Jump Energy Participações S.A., whose shareholders are ITOCHU Corporation, JFE Steel Corporation, Nippon Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and POSCO, concluded the acquisition of 40% of the total and voting capital of Nacional Minérios S.A. for  US$3.08 billion. Of this total, approximately US$3.04 billion, equivalent to R$7,286,154 thousand, was used by Big Jump Energy Participações to pay in shares subscribed in a capital increase of Nacional Minérios S.A. through an issue of new shares.

These amounts were used to pay the Company, in accordance with the run of mine sale contracts and agreements governing the provision of port services by the Company to Nacional Minérios S.A., pursuant to the terms therein.  All agreements were negotiated under market terms and conditions. With the completion of the operation, the Company continued to hold 60% of the voting and total capital of Nacional Minérios S.A.

c) unusual events or operations:

On August 13, 2009, the Company settled an equity swap referenced to 29,684,400 of the Company's American Depositary Receipts (ADRs), contracted by CSN Madeira Ltda. and guaranteed by the Company. The operation was settled using the average market price of the Company’s shares on the BM&FBovespa in the 30 days immediately prior to the financial settlement date, in accordance with the terms of the Decision of the Securities and Exchange Commission Board – Case RJ2009/5962.

Moreover, with the authorization of the Brazilian Securities and Exchange Commission, the Company acquired, through a private operation, 29,684,400 ADRs held by its counterparty for the settlement price, which were then converted into shares to be held in treasury.

The Shareholders’ Meeting of September 14, 2009 unanimously approved the cancellation of the 28,684,400 corresponding treasury shares.

10.4  Management should comment on:

a) significant changes in accounting practices:

Initial adoption of Law 11,638/07

The Company first adopted Law 11,638/07 and Executive Order 449/08 in the preparation of its financial statements for fiscal year 2008, pursuant to CVM Resolution 565/08, making initial adjustments to accrued income on the transition date, January 1, 2008, with no retroactive effects on the financial statements for fiscal year 2007. The alterations introduced are changes in accounting practices, in accordance with Technical Pronouncement CPC 13 – Initial Adoption of Law 11,638/07.

The main objective of these changes was to update Brazilian corporation law in order to ensure convergence of accounting practices adopted in Brazil with International Financial Reporting Standards (IFRS), ensuring that new accounting standards and procedures issued by the regulatory bodies are in conformity with international standards.

Moreover, as a result of the passage of the aforementioned Law, several CPC pronouncements were edited and approved by the CVM in 2008 for mandatory application to the financial statements for the fiscal year ended December 31, 2008, thereby impacting the financial statements and notes to the financial statements of the Company and its subsidiaries, as follows:

•       Reduction in the recoverable value of assets – CPC 01

Seeks to ensure that assets are not recorded at a value greater than that liable to be recovered during the time of use in the company’s operations or from the future sale thereof.

The Company and its subsidiaries analyzed the recorded values of their fixed, intangible and deferred assets (impairment tests). The recoverable value of the assets is greater than their book value and no losses were assessed as a result of depreciation to be recorded in the financial statements.

•       Effects of changes in exchange and translation rates on financial statements – CPC 02

According to the concepts described in Technical Pronouncement CPC 02, the Company’s Administration defined the functional currency for subsidiaries inside Brazil as the Real. Lusosider Projectos Siderúrgicos S.A. adopted the Euro as its functional currency, while several subsidiaries abroad use the Real as their functional currency.

The adoption of CPC 02 altered the following procedures:

a) exchange variations in investments in subsidiaries and independent affiliates that use a different currency from that of their controller will now be registered under shareholders' equity as accumulated conversion adjustments, which will be transferred to the result as the investments are made. Until 2007, exchange variations affected the result through equity income.

b) the balance sheets of investees in a stable economic environment with a functional currency that differs from that of the controller will now be translated using the monthly exchange rate, while other items in shareholders' equity will be translated using the historic rate. Previously, the year-end exchange rate was used to translate all items.

•       Statement of cash flow – CPC 03

The purpose of the statements is to provide a basis for the evaluation of the company’s capacity to generate cash and cash equivalents, as well as its liquidity needs during a given period of time. In previous fiscal years, the Company disclosed its statement of cash flow as supplementary information to the financial statements, in accordance with CVM guidelines.

•       Intangible assets – CPC 04

Intangible assets are appraised at their acquisition cost, deducting accumulated amortization and, when applicable, impairment. The Company’s intangible assets are made up of software amortized in accordance with the useful life estimated by the Company and goodwill based on expectations of future profitability, tested on an annual basis or whenever the Company deems it necessary to do so.

The balance of intangible assets in this account was registered under fixed and deferred assets and investments in previous fiscal years.

•       Related parties – CPC 05

The purpose of this Technical Pronouncement is to ensure that a company’s financial statements contain the disclosures needed to establish the possibility that its financial position and result could have been affected by the existence of related parties and by the transactions and balances with said parties.

The Company’s related parties include its controller, Vicunha Siderurgia S.A., key administrative personnel, subsidiaries and jointly-owned subsidiaries, as well as other entities.

•       Government subsidies and assistance – CPC 07

The purpose of this pronouncement is to guide the accounting registration and disclosure of investment subsidies, costing and other forms of government assistance.

The Company’s subsidiaries Inal Nordeste S.A. and Companhia Metalic Nordeste have certain fiscal incentives, which will be recognized when it is certain that they will comply with the conditions established and that the subsidies are receivable.  The Company will recognize these amounts under equity income.

•       Statement of added value – CPC 09

The main purpose of this pronouncement is to show the amount of wealth created by the Company and the distribution thereof. The Company standardized its statement of added value, pursuant to CVM Resolution 557/08, which approved the technical pronouncement.  In previous fiscal years, the Company presented this statement as supplementary information to the financial statements.

•       Adjustment to present value - CPC 12

This pronouncement specifies the procedures for calculating adjustments to present value at the time when assets and liabilities are recognized.

After analyzing the balances of monetary assets and liabilities, in addition to the discount rates based on market practices, the Company and its subsidiaries deemed the recognition of adjustments to present value as unnecessary, since said adjustments would have no material effect on the individual or consolidated financial statements.

•        Initial adoption of Law 11,638/07—Executive Order 449/08 and CPC 13

Law 11,638/07 and Executive Order 449/08 provided the opportunity for Brazil to converge with IFRS and led to some technical alterations that have enabled the change. The Executive Order, by introducing the pioneering distinction between accounting for corporate purposes and for fiscal purposes, allowed these international standards to be adopted by individual financial statements as well. It therefore became necessary to regulate the accounting alterations introduced by these two legal instruments and the Accounting Pronouncements derived from this convergence with international standards.

The purpose of CPC Pronouncement 13 is to specify procedures for the initial adoption of the Law, the Executive Order and the Pronouncements.

•       Financial instruments: recognition, measurement and presentation – CPC 14

The Company and its subsidiaries contract financial instruments, the balances of which on the transaction date were reclassified to comply with the terms of CVM Resolution 566/08, which approved CPC 14.  The adoption of this classification did not affect the measurement and recognition of financial instruments in the opening balance and the individual and consolidated financial statements dated December 31, 2008.

Changes in Practices in 2009

•       Revision of issued pronouncements.

On January 28, 2010, the CVM approved revision no. 1 referring to CPC Pronouncements 02, 03, 16, 26 and 36 and to OCPC Technical Orientation 01, issued by the Accounting Pronouncements Committee – CPC through CVM Resolution 624.

After analyzing the impact of these pronouncements, the Company concluded that, except for CPC 2 (R1) – Effects of changes in financial statement exchange and translation rates, the other reviews had no impact on the individual or consolidated financial statements.

The main impacts of CPC 2(R1) are listed below:

Change in the treatment of the companies Islands VII, Islands VIII, Islands IX, Islands X, Islands XI, Tangua and the International Investment Fund, which were previously treated as branches and are now registered as subsidiaries.

Adjustments of monetary items characterized as net investments abroad, which were previously recorded in the shareholders' equity of the consolidated balance sheet only, are now booked by the parent company.

New Pronouncements, Interpretations and Guidelines Issued and Not Adopted.

Within the process for the conversion of accounting practices adopted in Brazil to International Financial Reporting Standards (IFRS), several pronouncements, interpretations and guidelines were issued in 2009 for mandatory application in the fiscal year ended December 2010 and in the 2009 financial statements to be disclosed together with the 2010 statements, for comparative purposes.

The Company is currently evaluating the potential effects of these pronouncements, interpretations and guidelines, which may have a material impact on the financial statements for the fiscal year ended December 31, 2009, to be presented in comparison with the financial statements for the year to end December 31, 2010, as well as in years to come.

 The consolidated financial statements for the next fiscal year will be prepared in compliance with CPC 37 – Initial Adoption of International Accounting Standards, pursuant to CVM Rule 457 of July 13, 2007.

b) significant effects of alterations in accounting practices:

The effects of changes in accounting practices on shareholders’ equity and the fiscal year ended December 31, 2008, are presented below:

•       Summary of the effects of Law 11,638/07 and Executive Order 449/08

	2008
	Consolidated
	Final balance	Impacts from Law 11,638/07 and MP 449/08		Balance before adjustments
ASSETS
Current	18,328,700	(60,706)		18,389,406
Inventories	3,622,775	(60,706)	(2)	3,683,481
Other	14,705,925			14,705,925
Noncurrent
Long-term assets	2,514,172			2,514,172
Permanent assets	10,654,567	(6,455,122)		17,109,689
Investment	1,512			1,512
Revaluation	10,083,777	(6,432,820)	(1)	16,516,597
Intangible assets	526,796			526,796
Write-off of deferred charges related to 2007 balance	42,482	(22,302)	(5)	64,784
TOTAL ASSETS	31,497,439	(6,515,829)		38,013,268
LIABILITIES
Current	9,633,228			9,633,228
Noncurrent
Long-term liabilities	15,192,878	(2,072,306)		17,265,184
Deferred income taxes/social contribution		(2,072,306)	(3)	2,072,306
Other	15,192,878			15,192,878
Deferred income	8,744			8,744
Shareholders' equity	6,662,589	(4,443,522)		11,106,111
Capital	1,680,947			1,680,947
Adjustments to assets valuation	1,298,729	1,270,127		28,602
Reversal of foreign investees' exchange variation		1,270,127	(6)	(1,270,127)
Adjustments to assets valuation, equity effects
Adjustments to assets valuation	3,705,215	(5,459,117)		4,641,659
Reversal of revaluation reserve		(6,432,820)	(1)	6,432,820
Reversal of income taxes/social contribution on revaluation reserve		2,072,306	(3)	(2,072,306)
Reversal of prepayment intercompanies exchange variation	(730,502)	(730,502)
Reversal of intercompany loans variation	(713,955)	(713,955)
Reversal of loan agreement exchange variation	(220,095)	(220,095)
Provision of deferred income taxes on adjustments to assets valuation	565,948	565,948
Retained earnings (or accumulated losses)	(22,302)	(254,532)		281,146
Reversal of recording of revaluation reserve		(425,979)	(2)	425,979
Reversal of income taxes/social contribution on revaluation reserve		144,833	(4)	(144,833)
Write-off of deferred charges related to 2007 balance	(22,302)	(22,302)	(5)
In the income for the year	5,774,149	57,211		5,716,938
TOTAL LIABILITIES	31,497,439	(6,515,829)		38,013,268

NET REVENUE	14,002,871			14,002,871
Cost of goods sold and services rendered	(6,976,382)	351,151	(2)	(7,327,533)
GROSS OPERATING INCOME	7,026,489	351,151		6,675,338
OPERATING REVENUES AND EXPENSES
Selling expenses	(775,624)	2,777	(2)	(778,401)
General and administrative expenses	(498,159)	2,493	(2)	(500,652)
Other operating revenues	3,761,117	17,146	(2)	3,743,971
OPERATING INCOME BEFORE FINANCIAL EFFECTS AND INTERESTS	9,513,823	373,567		9,140,256
Financial income and expenses	(3,179,300)			(3,179,300)
Foreign exchange variation from loans and intercompany operations	1,664,552	1,664,552	(7)
Foreign exchange variation from foreign investees	(1,270,127)	(1,270,127)	(6)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	6,728,948	767,992		5,960,956
Current income taxes/social contribution	(1,355,770)	(144,833)	(4)	(1,210,937)
Deferred income taxes/social contribution	400,971	(565,948)	(8)	966,919
NET INCOME FOR THEYEAR	5,774,149	57,211		5,716,938
(1)Reversal of revaluation (2)Installment referring to the reversal of depreciation of the revaluation (3) Reversal of income tax and social contribution related to revaluation

(4) Reversal of income tax and social contribution related to deprecation of the revaluation

(5) Write-off of revalued assets

(6) Write-off and reclassification of certain deferred asset items upon adoption of Law 11,638/07

(7) Exchange variation of loans and financing with intercompany operations: fixed rate notes, intercompany and loans

(8) Income tax and social contribution related to exchange variation of loans and financing with intercompany operations

(9) Equity valuation adjustment

Revision of issued pronouncements – CPC 2R

The Company analyzed the new pronouncements reviewed in 2009 and concluded that only CPC 2R would impact its individual or consolidated financial statements.

The tables below show the impacts on the Company’s balance sheet, income statement and statements of cash flow and added value.

•         Assets and Liabilities

	2008
	Parent Company
	Closing Balance	Adjustments from Resolution 624/10		Balance Prior to Adjustments
ASSETS
Current	6,598,670	(7,396,906)		13,995,576
Financial investments – short-term	1,200,793	(6,096,509)	(1)	7,297,302
Other	5,397,877	(1,300,397)	(1)	6,698,274
Non-current
Long-term assets	2,084,917	(2,638,068)		4,722,985
Intercompany Loans	255,061	(2,640,073)	(1)	2,895,134
Other	1,829,856	2,005	(1)	1,827,851
Permanent	26,539,255	7,237,848		19,301,407
Investments	19,581,327	7,237,848	(1)	12,343,479
Other	6,957,928			6,957,928
TOTAL ASSETS	35,222,842	(2,797,126)		38,019,968
LIABILITIES
Current	7,072,347	(361,032)	(1)	7,433,379
Non-current
Long-term liabilities	21,402,033	(2,436,094)		23,838,127
Loans and financing	17,299,432	(2,448,378)	(1)	19,747,810
Other	4,102,601	12,284	(1)	4,090,317
Shareholders’ Equity	6,748,462			6,748,462
Capital	1,680,947			1,680,947
Reserves	3,768,786			3,768,786
Asset valuation adjustment
Reversal of intercompany foreign exchange variation	(730,502)	(730,502)	(2)
Reversal of intercompany loan variation	(713,955)	(713,955)	(2)
Reversal of foreign exchange intercompany loan variation	(220,095)	(220,095)	(2)
Provision for deferred IR/CSLL before asset valuation adjustments	565,947	565,947	(3)
Other	1,298,729			1,298,729
Retained earnings / (Accumulated losses)	1,098,605	1,098,605
Net income for the year	5,774,131	1,098,605		4,675,526
TOTAL LIABILITIES	35,222,842	(2,797,126)		38,019,968

• Result:

	2008
	Parent Company
		Adjustments of		Balance prior to
	Closing balance	Resolution 624/10		adjustments
NET REVENUE	10,504,554			10,504,554
Cost of products and services sold	(5,434,460)			(5,434,460)
GROSS OPERATING INCOME	5,070,094			5,070,094
OPERATING EXPENSES AND REVENUES
Selling expenses	(517,935)			(517,935)
General and administrative expenses	(329,148)	12	(1)	(329,160)
Other operating expenses	(159,856)	98	(1)	(159,954)
Equity gains	4,209,285	(3,492)	(1)	4,212,777
OPERATING INCOME BEFOREFINANCIAL EFFECTS AND INTEREST	8,272,440	(3,382)		8,275,822
Financial expenses and revenues
Gains and losses for equity pick-up	(60,738)	(175,205)	(1)	114,467
Monetary and exchange variation, net	(1,611,316)	1,844,877	(1) and (2)	(3,456,193)
Other financial expenses/revenues	29,084	(1,738)	(1)	30,822

INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	6,629,470	1,664,552		4,964,918
Income and social contribution taxes	(855,339)	(565,947)	(3)	(289,392)
NET INCOME FOR THE YEAR	5,774,131	1,098,605		4,675,526

(1)                  Change in the treatment of the companies Island VII, VIII, IX, X XI; Tangua and International Investment Fund, which were previously treated as branches and which are now registered as CSN subsidiaries, pursuant to CVM Resolution 624 of January 28, 2010.

(2)                  Exchange rate variation of loans and financing from intercompany operations: fixed rate notes, intercompany, prepayment and loans.

(3)            Income tax and social contribution related to exchange variation of loans and financing from intercompany operations: fixed rate notes, intercompany, prepayment and loan deprecation and revaluation.

• Cash flow:

	2008
	Parent Company
		Adjustments of	Balance prior to
	Closing balance	Resolution 624/10	adjustments
Cash flow from operating activities:
Net income for the period	5,774,131	1,098,605	4,675,526
Adjustments to conciliate net income for the period with funds from operating activities:
- Monetary and exchange variations, net	1,588,025	(1,792,101)	3,380,126
- Provision for charges on loans and financing	699,166	(18,758)	717,924
- Equity pick-up	60,738	175,205	(114,467)
- Deferred income and social contribution taxes	283,264	565,947	(282,683)
- Sw ap provision	(51,722)	75,706	(127,428)
- Other provisions	244,959	(92,897)	337,856
- Other w ithout the effect of CVM Resolution 624 (1)	(3,416,463)		(3,416,463)
	5,182,098	11,707	5,170,391
(Increase) decrease in assets:
- Credits w ith subsidiaries and associated companies	614,296	3,824,446	(3,210,150)
- Other	240,574	109,610	130,964
- Other w ithout the effect of CVM Resolution 624 (1)	(1,520,608)		(1,520,608)
	(665,738)	3,934,056	(4,599,794)
Increase (decrease) in liabilities:
- Accounts payable - subsidiary	145,260	(25,032)	170,292
- Other	60,811	(107,324)	168,135
- Other w ithout the effect of CVM Resolution 624 (1)	264,121		264,121
	470,192	(132,356)	602,548
Charges on pais loans and financing
- Interest paid	(698,278)	16,836	(715,114)
- Other w ithout the effect of CVM Resolution 624 (1)	(396,424)		(396,424)
	(1,094,702)	16,836	(1,111,538)
Net cash from operating activities	3,891,850	3,830,243	61,607
Cash flow used in investing activities:
- Investments / advances for future capital increase	(8,310,253)	(7,408,004)	(902,249)
- Other w ithout the effect of CVM Resolution 624 (1)	(1,616,213)		(1,616,213)
Net cash used in investing activities	(9,926,466)	(7,408,004)	(2,518,462)
Cash flow from financing activities
- Loans and financing	10,185,700	(2,896,050)	13,081,750
- Other w ithout the effect of CVM Resolution 624 (1)	(3,977,522)		(3,977,522)
Net cash used in financing activities	6,208,178	(2,896,050)	9,104,228
Exchange variation on cash and cash equivalents (2)	350,869	350,869
Increase (decrease) of cash and cash equivalents	524,431	(6,122,942)	6,647,373
Cash and cash equivalents at the beginning of the year	745,115		745,115
Cash and cash equivalents at the end of the year	1,269,546	(6,122,942)	7,392,488

(1)                   Refers to total cash flow operations not amended by CVM Resolution 624 of January 28, 2010.

(2)            For better presentation, according to CPC Technical Pronouncement 3 – Statement of cash flows, the exchange variations on cash and cash equivalents were reclassified in the parent company and consolidated statements.

• Statement of Added Value:

	2008
	Parent Company
	Closing balance	Adjustments of Resolution	Balance prior to
		624/10	adjustments
Revenues
Sales of goods, products and services	14,496,904		14,496,904
Other revenues/expenses	4,164,628		4,164,628
Allow ance for/reversal of doubtful accounts	(90,473)		(90,473)
	18,571,059		18,571,059
Input acquired from third parties
Costs of products, goods and services sold	(6,685,507)		(6,685,507)
Materials, energy - Third party services - other	(824,449)		(824,449)
Impairment	177,450		177,450
	(7,332,505)		(7,332,506)
Gross value added	11,238,553		11,238,553

Retention
Depreciation, amortization and depletion	(652,670)		(652,670)
Net value added produced	10,585,883		10,585,883
Value added received in transfers
Equity pick-up	(60,738)	(175,205)	114,468
Financial income/assets exchange variation	1,381,310	(249,932)	1,631,242
Other	20,717		20,717
	1,341,289	(425,137)	1,766,427
Total value added to distribute	11,927,173	(425,136)	12,352,310

DISTRIBUTION OF VALUE ADDED
Personnel	634,447		634,447
Direct compensation	485,647		485,647
Benefits	112,484		112,484
Government Severance Indemnity Fund for Employees (FGTS)	36,316		36,316
Taxes, fees and contributions	2,504,489	565,946	1,938,543
Federal	1,843,886	565,946	1,277,940
State	654,917		654,917
Municipal	5,686		5,686
Third party capital remuneration	3,014,106	(2,089,687)	5,103,794
Interest	3,014,048	(2,089,687)	5,103,736
Rentals	58		58
Remuneration of shareholders' equity	5,774,131	1,098,605	4,675,526
Interest on shareholders' equity	268,405		268,405
Dividends	1,500,000		1,500,000
Retained earnings	4,005,726	1,098,605	2,907,121
	11,927,173	(425,136)	12,352,310

c) qualified opinion and emphasis in the auditor's report:

The independent auditors believe that the financial statements presented by the Company adequately reflect, in all relevant aspects, the Company’s equity and financial position, along with that of its subsidiaries, on December 31, 2009, 2008 and 2007, as well as the results of its operations, changes in shareholders' equity, cash flow and value added by operations in the aforementioned fiscal years, in accordance with accounting practices adopted in Brazil.

The independent auditors reference Note 29 to the financial statements, related to the Company's negotiations with insurers and reinsurers in Brazil and abroad in order to obtain coverage for material damages and lost earnings in relation to certain units.

Note 29 to the Financial Statements

Aiming to adequately mitigate risk and in view of the nature of its operations, the Company and its subsidiaries maintain several different types of insurance policy, which are in line with the Risk Management policy and similar to insurance policies taken out by other companies operating in the same sector as the Company and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier’s Civil Liability, Imports, Exports, Life and Personal Accident Insurance, Health, Vehicle Fleet, D&O (Administrator’s Civil Liability), General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator’s Civil Liability.

The Company also renewed its Material Damages and Loss of Earnings insurance for all its units and subsidiaries, except the Presidente Vargas Steelworks, Casa de Pedra, Mineração Arcos, CSN Paraná, the TECAR coal terminal (which has Material Damages), which are under negotiation with insurance and reinsurance companies in Brazil and abroad.

10.5 Executive Officers should indicate and comment on critical accounting policies adopted by the Company, including Management’s accounting estimates concerning uncertain and relevant matters to describe the Company’s financial situation and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, the useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for impairment tests on assets and financial instruments.
The Company’s critical accounting policies:

The Company’s financial statements are prepared in accordance with BR GAAP.  During the preparation of these financial statements, Management must make judgments and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities on the dates of the financial statements and the stated amounts of revenues and expenses during the period in question. Among other purposes, estimates are used to determine the useful life of installations and equipment, provisions for contingent liabilities, taxes, budgeted costs and other similar charges. Although Management believes that its judgment and estimates are based on reasonable premises and information available at the time, they are still subject to risks and uncertainties and actual results may vary in relation to the estimates and judgments presented.

Thus, a summary of information related to the Company’s main accounting practices is presented below.

(a)         Statement of income

The results of operations are recognized on an accrual basis for the fiscal years. Revenues from the sale of products are recognized when all main risks and rewards related to the goods’ ownership have been transferred to the buyer. Revenues from services rendered are recognized as the services are provided.

Revenue is recognized on the date the product is delivered to the buyer, and when it can safely measure its value.

Income includes revenues, monetary and exchange charges and variations, restated according to official indexes and rates levied on assets and liabilities and, when applicable, the effects of adjustments at market or realization value.

(b)         Current and non-current assets

Cash and Cash Equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable in up to 90 days from the balance sheet dates and with an insignificant risk of change in their market value, as well as certificates of deposit, which can be redeemed by the Company at any time without penalty.

Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency restated by the exchange rate on the date of the financial statements. The allowance for doubtful accounts was recorded in an amount considered adequate to support possible losses. Management’s assessment of these provisions takes into account the client’s history and financial situation and the assessment of our legal advisors regarding the receipt of the credits in question.

•         Inventories

Recorded at the lowest value between cost and the net realizable value. The cost is determined using the average weighted cost method in the acquisition of raw materials, and products in progress or finished products are recorded at their production or acquisition cost. Imports in progress are recorded at their identified purchase cost.

Investments

Investments in subsidiaries, jointly-owned subsidiaries and associated companies are recorded and measured by the equity accounting method and the gains and losses are recognized in income for the year as operating income (or expenses). In the case of exchange variations on investments abroad whose functional currency is different to that of the Company, variations in the amount of investments deriving solely from the exchange variation are recorded in the "Equity Valuation Adjustment" account, under shareholders’ equity, and are only registered in the result when the investment is sold or written-off by loss. Gains or transactions to be performed between the Company and its associated and related companies are eliminated. Other investments are recorded and held at cost.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure consistency and uniformity with those of the Company.

Property, plant and equipment

Recorded at acquisition, formation or construction cost. Depreciation is calculated by the straight-line method, based on the remaining economic useful life of the assets, and depletion of mines is calculated based on the quantity of iron ore extracted. Loan costs related to funds raised for specific constructions in progress are capitalized until the constructions are concluded.

Pursuant to CPC Pronouncement 13 - "Initial Adoption of Law 11,638/07", the Company chose to reverse the revaluation reserve recorded through December 31, 2008, as well as taxes levied on the cost of land, buildings, machinery, equipment and mines. Machinery, equipment, buildings and other items of property, plant and equipment are stated at their historical acquisition cost, monetarily restated up to December 31, 1995.

Asset impairment

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed annually to identify evidence of non-recoverable losses, or whenever events or changes in circumstances indicate that the book value of the assets cannot be recovered. For valuation purposes, the assets are grouped in the smallest group of assets for which cash flows are identified separately.

Intangible assets

Intangible assets comprise assets acquired from third parties, including by means of business combinations, and/or those internally generated by the Company.

These assets are recorded at their acquisition or formation cost, less amortization calculated through the straight-line method based on exploration or recovery terms.

Intangible assets with an indefinite useful life, as well as goodwill related to expected future profitability have not been amortized since January 1, 2009, and their recoverable value will be tested on a yearly basis, or whenever deemed necessary.

Deferred Charges

Intangible assets with an indefinite useful life, as well as goodwill related to expected future profitability, have not been amortized since January 1, 2009, and their recoverable value is tested on a yearly basis, or whenever deemed necessary.

Other current and non-current assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the financial statements or, in the case of prepaid expenses, at cost.

(c)         Current and non-current liabilities

These are stated at their known or calculable values, plus, when applicable, the corresponding charges and monetary and foreign exchange variations incurred up to the date of the financial statements.

Employee benefits

i)                   Pension obligations

The liability related to defined benefit pension plans is the present value of the defined benefit liability on the balance sheet date less the market value of the plan assets adjusted for actuarial gains or losses and the cost of past services. The defined benefit liability is calculated annually by independent actuaries. The present value of the defined benefit liability is determined by the estimate of future cash outflow, using the interest rates of government bonds whose maturity terms are close to those of the related liability.

Actuarial gains and losses resulting from changes in the actuarial assumptions and changes to the pension plans are allocated or credited to income by the average remaining length of service of the related employees.

For the defined contribution plans, the company pays contributions to government or private pension plans on a mandatory, contractual or voluntary basis. As soon as contributions are paid, the company has no other additional payment obligations. Regular contributions comprise the net costs for the period in which they are due, being included in personnel costs.

In compliance with CVM Resolution 371/00, the Company has been recording the respective actuarial liabilities since January 1, 2002, in accordance with the aforementioned reported resolution and based on independent actuary studies, which are carried out annually.

ii)                 Profit sharing and bonuses

Employees’ profit sharing is subject to the achievement of certain operating and financial targets, mainly allocated to the production cost when applicable and to general and administrative expenses.

Income and social contribution taxes

Income tax is calculated at rates of 15% plus an additional of 10% on taxable income and social contribution on net income at 9% on taxable income. When calculating taxes, the offsetting of tax loss carryforwards and negative social contribution bases is also considered, being limited to 30% of taxable income.

The deferred tax assets deriving from tax loss carryforwards, negative social contribution bases and temporary differences between the asset and liability tax calculation base and the book values in the financial statements were recorded in compliance with the CVM Resolution 371/02 and took into consideration the history of profitability and the expectations of generating future taxable income, based on a technical study.

(d)        Financial instruments

Classification and measurement

The Company classifies its financial assets in the following categories: “measured at fair value by income”, “loans and receivables”, “held to maturity” and “available for sale”. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets upon initial recognition.

Financial assets measured at fair value by income

Financial assets measured at fair value by income are assets held for active and frequent trading. Derivatives are also categorized as held for trading and are therefore also classified in this category, unless they have been recorded as hedge instruments. Assets in this category are classified as current. Gains or losses from variations in the fair value of such assets are recorded in the income statement under financial income in the period they occur, unless the instrument has been taken out in connection with another operation. In this case, variations are recorded in the same line as the income impacted by said operation.

Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments, not priced in an active market. They are recognized as current assets, except those with a maturity term of more than 12 months from the date of the balance sheet, which are classified as noncurrent assets. The Company's loans and receivables comprise loans to associated companies, trade accounts receivable, other accounts receivable and cash and cash equivalents, excluding short-term investments. Loans and receivables are accounted for at their amortized cost, using the effective interest rate method.

Assets held to maturity

These are basically financial assets that cannot be classified as loans and receivables and are acquired to be held in portfolio until maturity. They are measured at their amortized cost by the effective interest rate method.

Financial assets available for sale

These are non-derivative financial assets that are not classified in any other category. They are included in noncurrent assets, unless Management intends to dispose of the investment within 12 months following the date of the balance sheet. They are recorded at their fair value. Interest on securities available for sale, calculated through the effective interest rate method, are booked as financial income in the income statement. The amount corresponding to the variation in fair value is recorded under shareholders’ equity, in the Equity Valuation Adjustments account and is realized against the result on settlement or permanent loss (impairment).

Fair value

The fair value of listed investments is based on current acquisition prices. In the case of financial assets without an active market or which are not publicly traded, the Company establishes fair value through appraisal methods, including the use of recent outsourced operations, the use of other materially similar instruments as reference, discounted cash flow analysis and option pricing models that make the greatest possible use of information from the market and the least possible use of information generated by Management.

On the balance sheet date, the Company assesses whether there is any objective evidence that a given financial asset or group of financial assets is recorded at a value higher than its recoverable value (impairment). In case of financial assets available for sale, should there be any such evidence, the accrued loss (calculated as the difference between the acquisition cost and the current fair value less any impairment loss previously recorded in the result) is removed from the balance sheet and recorded in the income statement.

i)                   Derivative instruments and hedge operations

Initially, derivatives are recorded at their fair value on the date that the respective agreements are signed, being subsequently measured at their fair value. The resulting variations in fair value are booked in the result, except in the case of derivatives designated as future cash flow hedge instruments.

The Company maintained a total return equity swap, whose purpose was to increase returns on financial assets. This instrument was recorded at fair value and gains and losses were recognized in the income statement by the accrual method.

This instrument was recorded in other accounts payable, and its margin of guarantee in other accounts receivable. The instrument was settled on August 13, 2009.

Although the Company makes use of derivatives for protection purposes, it does not apply hedge accounting.

(e)         Treasury shares

As established by CVM Rule 10 of February 14, 1980, shares held in treasury are recorded at their acquisition cost and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the year.

(f)         Accounting estimates

Accounting estimates are required when the financial statements are prepared, for recording certain assets, liabilities and other transactions. Therefore, the Company's financial statements include estimates to measure provisions for doubtful accounts, provisions for inventory losses, provisions for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provisions for impairment, deferred taxes, financial instruments and employees’ benefits. Although the Company periodically reviews these estimates and assumptions, actual results may differ from said estimates.

10.6 Internal controls adopted to ensure the preparation of reliable financial statements:
a) the degree of efficiency of these controls, indicating eventual inadequacies and measures adopted to correct them:

The Company possesses a Corporate Risk Management area, which is subordinate to the Executive Administrative Board, whose duty is to identify, measure and monitor operational, financial and strategic risks, in addition to ensuring compliance with the prevailing laws and regulations and the Company’s internal policies.

Internal controls responsible for mitigating risks are executed by the operational areas and independently monitored by the Corporate Risk area, which prepares and accompanies action plans to correct any deficiencies identified and reported to Management.

The Executive Internal Audit Board, which reports to the Board of Directors, is also responsible for monitoring internal controls through the performance of independent tests.

Management believes in the efficiency of the internal controls adopted to ensure the quality, precision and reliability of its accounting statements.

Management therefore believes that the Company’s accounting statements accurately represent the results of its operations, as well as its equity and financial situation on the respective dates.

b) deficiencies and recommendations on internal controls included in the independent auditor’s report:

The independent auditor’s report for the fiscal year ended December 31, 2009 did not present significant deficiencies related to internal controls that may jeopardize the reliability and accurate preparation of the Company’s financial statements.

10.7 Aspects referring to eventual public offering of shares:
a) how funds resulting from the offering were utilized:
Not applicable, as the Company has not held a public offering of shares in the last three fiscal years.
b) any relevant discrepancy between the effective use of the funds and the funding proposals disclosed in the respective offering memorandum:
Not applicable, as the Company has not held a public offering of shares in the last three fiscal years.
c) in case of any discrepancy, explain the reasons for such an event:
Not applicable, as the Company has not held a public offering of shares in the last three fiscal years.

10.8 Relevant items not disclosed in the Company's financial statements:

a) assets and liabilities directly or indirectly held by the Company that are not included in its balance sheet (off-balance sheet items), such as:

(i) operating leases, taken and extended;

(ii) receivable portfolio write-offs that create any risks or responsibilities for the Company, plus all relevant liabilities where applicable;

(iii) future goods and services purchase and sale agreements;

(iv) incomplete building agreements;

(v) future loan proceed agreements.

The Company has the following relevant liabilities that are not included in its financial statements (amounts in R$ thousand):

Take-or-Pay Agreements

Agreement executed with White Martins Gases e Indústria Ltd. - Criogênicos

In 1994, the Company entered into a take-or-pay agreement with White Martins Gases e Indústria Ltda., amended in 2005, through which it undertook to acquire at least 90% of the annual volume of gas contracted from White Martins Gases e Indústria Ltda. The amounts corresponding to the minimum future payments to be made by the Company to White Martins Gases e Indústria Ltda. on December 31, 2009, are as follows:

Year	Amount (R$ thousand)
2010	95,911
2011	95,911
2012	95,911
2013	95,911
2014	95,911
2015	95,911
2016	95,911
Total	671,377

Agreement executed with Companhia Estadual de Gás do Rio de Janeiro – CEG Rio

In order to ensure its gas supply, in 2007 the Company entered into a 5-year take-or-pay agreement with Companhia Estadual de Gás do Rio de Janeiro, through which it undertook to acquire at least 70% of the natural gas volume produced by Companhia Estadual de Gás do Rio de Janeiro’s plant. The amounts corresponding to the minimum future payments to be made by the Company to Companhia Estadual de Gás do Rio de Janeiro, on December 31, 2009, are as follows:

Year	Amount (R$ thousand)
2010	257,196
2011	257,196
2012	257,196
Total	771,588

Furthermore, under the terms of the agreement, the Company is not required to advance funds raised against future processing charges if Companhia Estadual de Gás do Rio de Janeiro is unable to meet its financial obligations. In addition, if the Company does not acquire the minimum volume agreed, the amount paid relating to that difference may be offset in future years, including one year after the termination of the contract.

Agreement executed with Vale S.A.

Agreement executed in 2009, whose purpose is the sale by Vale S.A. of AF50 and/or AF40 blast-furnace iron ore pellets to be used by the Company in steel production. The amounts corresponding to the minimum future payments to be made by the Company to Vale S.A., on December 31, 2009, are as follows:

Year	Amount (R$ thousand)
2010	131,301
2011	131,301
2012	131,301
2013	131,301
2014	87,534
Total	612,738

Agreement executed with Compagas – Companhia Paranaense de Gás

Agreement entered into in 2001 with Companhia Paranaense de Gás, whose purpose is the sale, by Companhia Paranaense de Gás, of natural gas to be used as fuel by the Company at its plant. The amounts corresponding to the minimum future payments to be made by the Company to Companhia Paranaense de Gás, on December 31, 2009, are as follows:

Year	Amount (R$ thousand)
2010	11,751
2011	11,751
2012	11,751
2013	11,751
2014	11,751
2015	11,751
2016	11,751
2017	11,751
2018	11,751
2019	11,751
2020	11,751
2021	11,751
2022	11,751
2023	11,751
2024	11,751
Total	176,265

Agreement executed with Companhia Paranaense de Energia

The Company entered into a 20-year electricity purchase agreement with Companhia Paranaense de Energia on May 1, 2001 (effective until April 30, 2021). The amounts corresponding to the minimum future payments to be made by the Company to Companhia Paranaense de Energia on December 31, 2009, are as follows:

Year	Amount (R$ thousand)
2010	8,376
2011	8,376
2012	8,376
2013	8,376
2014	8,376
2015	8,376
2016	8,376
2017	8,376
2018	8,376
2019	8,376
2020	8,376
2021	2,792
Total	94,928

Agreement executed with MRS Logística S.A.

The Company and MRS Logística S.A. have entered into a 10-year agreement for iron ore transportation. Pursuant to the take-or-pay clause, the Company has committed to pay for at least 80% of the contracted tonnes to be transported by MRS Logística S.A. The iron ore volume transported by MRS Logística S.A. that exceeds the minimum take-or-pay contracted volume for a given month can be offset by lower volumes transported in subsequent months. The Company will pay for take-or-pay amounts according to the terms of the agreement.  The amounts corresponding to the minimum future payments to be made by the Company to MRS Logística S.A., on December 31, 2009, are as follows:

Year	Amount (R$ thousand)
2010	169,315
2011	169,315
2012	169,315
2013	169,315
2014	169,315
2015	169,315
2016	169,315
Total	1,185,205

In addition, the Company and MRS Logística S.A. have entered into an agreement for the transportation of iron ore, coal and coke to Volta Redonda. The volume for iron ore and pellets is 8,280,000 tonnes per year, and for coal, coke and other reduction products the volume is 3,600,000 tonnes per year. A variation of up to 10% is acceptable, with guaranteed payment of at least 90%, but the commitment is made for each item individually. MRS Logística S.A. is required to transport at least 80% of the volume determined in the agreement. The agreement expires on September 12, 2012.

Year	Amount (R$ thousand)
2010	133,412
2011	133,412
2012	100,059
Total	366,883

Agreement executed with Ferrovia Centro – Atlântico S.A.

The Company and Ferrovia Centro - Atlântico S.A. have entered into an agreement for iron ore transportation that will expire on August 31, 2013. Pursuant to the agreement, the Company is required to transport a minimum of 1,900,000 tonnes per year. The agreement also includes a provision stating that if the Company’s production increases, transported volume may be increased to up to 2,800,000 tonnes a year. The amounts corresponding to the minimum future payments to be made by the Company to Ferrovia Centro – Atlântico S.A., on December 31, 2009, are as follows:

Year	Amount (R$ thousand)
2010	65,626
2011	65,626
2012	65,626
2013	65,626
Total	262,504

Concession Agreements

Sepetiba Tecon S.A. Concession

The Company owns 99.99% of Sepetiba Tecon S.A., which has a 25-year concession to operate a container terminal at the Port of Itaguaí. The amount corresponding to future payments to be made by the Company with regard to this concession is R$303,222 thousand.

Transnordestina S.A. Concession

The Company has a 30-year leasing and concession agreement with Transnordestina S.A. The amount corresponding to future payments to be made by the Company with regard to this concession is R$98,413 thousand.

Tecar Concession

In 1997 the Company entered into a 25-year leasing and concession agreement with Companhia Docas do Rio de Janeiro. Pursuant to this agreement, Companhia Docas do Rio de Janeiro has granted the Company the right to explore the TECAR Coal Terminal in the Port of Sepetiba. The amount corresponding to future payments to be made by the Company with regard to this concession is R$12,584 thousand.

A third amendment was made to this agreement, pursuant to which the Company has committed to make, under the supervision of Companhia Docas do Rio de Janeiro, the required investments to adapt the Coal Terminal’s port facilities. Such investments were estimated at the time the agreement was executed.

b) other items not included in the financial statements:
There are no other items not included in the financial statements.

10.9 With regard to each item not included in the financial statements indicated in item 10.8, comment on the following:
a) how such items change, or may change in the future, the revenues, expenses, operating result, financial expenses or other items in the Company’s financial statements:
See item 10.8
b) the nature and purpose of the operation:
See item 10.8
c) the nature and amount of the obligations assumed and rights created in favor of the Company as a result of the operation:
See item 10.8

10.10 Main elements of the Company's business plan:

a) investments, including:

(i) a quantitative and qualitative description of investments in progress and estimated investments;

(ii) sources of investment funding; and

(iii) material divestments in progress and estimated divestments.

b) acquisitions already announced of plants, equipment, patents or other assets that may materially affect the Company’s production capacity;

Quantitative and Qualitative Description of Investments in Progress and Estimated Investments

The Company’s operational activities require regular investments in equipment maintenance, technological improvements, tools, vehicles, structures and industrial installations, among others. In addition to current investments, the Company also makes investments aimed at increasing its operational efficiency and productivity, and expanding its productive capacity in traditional businesses such as steel, mining and logistics, as well as in new businesses, such as cement.

In 2009, the Company’s consolidated investments totaled R$2.0 billion, the most important being:

(i)                   R$ 426 million in expanding the Casa de Pedra mine;

(ii)                 R$326 million in maintenance and repairs;

(iii)                R$162 million in technological improvements;

(iv)               R$47 million in expanding the Port of Itaguaí; and

(v)                 R$40 million in the construction plan.

Funds were also invested in the Company's subsidiaries, as follows: CSN Aços Longos S.A.: R$183 million; CSN Cimentos S.A.: R$163 million; Transnordestina Logística S.A.: R$141 million; MRS Logística S.A.: R$125 million; Nacional Minérios S.A.: R$40 million.

In 2008, the Company’s consolidated investments totaled R$2.4 billion, the most important being:

(i)                   R$454 million in expanding the Casa de Pedra mine;

(ii)                 R$353 million in maintenance and repairs;

(iii)                R$62 million in expanding the Port of Itaguaí;

(iv)               R$63 million in the long steel project; and

(v)                 R$79 million in technological improvements.

Major investments in subsidiaries in 2008 were as follows:

(i)  R$428 million in MRS Logística S.A.;

(ii) R$249 million in CSN Cimentos S.A.: and

(iii) R$317 million in Transnordestina Logística S.A.

In 2007, the Company’s consolidated investments exceeded R$1.6 billion, the most important being:

(i)                   R$374 million in expanding the Casa de Pedra mine;

(ii)                 R$211 million in maintenance and repairs;

(iii)                R$57 million in expanding the Port of Itaguaí; and

(iv)               R$43 million in the long steel project.

Major investments in subsidiaries in 2007 were as follows:

(i)                   R$215 million in MRS Logística S.A.;

(ii)                 R$94 million in CSN Cimentos S.A.;

(iii)                R$91 million in Companhia Metalúrgica Prada;

(iv)               R$63 million in Transnordestina Logística S.A.; and

(v)                  R$56 million in Companhia de Fomento Mineral e Participações.

To meet its growth plans, the Company plans to make several investments in the coming years. Given the improved global economic scenario since the second half of 2009, projections for higher growth in Brazil, where the Company should sell most of its steel output, and the fact that the Company's debt and cash position are both comfortable, on April 13, 2010, the Board of Directors approved a new investment plan for the coming years totaling up to R$34.7 billion, allocated as follows:

(i)                   R$11.4 billion to the mining segment, including expanding the capacity of the Casa de Pedra mine to 50 million tonnes of iron ore per year, expanding the capacity of Nacional Minérios S.A. to 39 million tonnes of iron ore per year and expanding the loading capacity of the bulk solids  terminal in Itaguaí (Tecar) to 84 million tonnes of iron ore per year;

(ii)                 R$8.8 billion to steel production, including the beginning of long steel production, expected to reach 1.5 million tonnes per year from three plants, expanding flat steel production by 1.5 million tonnes per year, and other projects aimed at improving operational returns;

(iii)                R$1.9 billion to the cement sector, increasing grinding capacity to 2.8 million tonnes per year, installing a new factory with a grinding capacity of 0.6 million tonnes per year in Arcos (MG), plus another three new plants in Brazil, each with a capacity of 1.0 million tonnes per year;

(iv)               R$6.2 billion to logistics related to the Transnordestina and the container terminal (Tecon);

(v)                 R$6.4 billion to operational continuity and programs to optimize performance.

The Company expects to finance these investments through funds raised on the capital market and possible strategic partnerships, as well as loans from public and private banks.

Some projects that have already been announced, such as the new slab plant in Itaguaí, Rio de Janeiro, the new slab plant in Congonhas, Minas Gerais and the Logistic Platform Project in Itaguaí (excluding the ongoing improvements to the container terminal and the expansion of the bulk solids terminal), are being reassessed.

The Company’s main planned investments are detailed below:

Mining (iron ore)

The expansion of iron ore production and port installations, the construction of pellet plants and, to a lesser degree, the sale of iron ore produced by other companies using CSN's own logistics network. The Company expects to raise annual sales of iron ore to 89 million tonnes by 2014, 50 million of which from Casa de Pedra and 39 million from Nacional Minérios S.A., in which the Company holds a 60% stake. It is also investing in the expansion of Tecar to enable exports of 84 million tonnes of iron ore per year, versus the current 30 million.

In addition to these ongoing projects, the Company is studying additional expansions, including increasing Casa de Pedra and Tecar’s capacity to 70 million and 130 million tonnes of iron ore per year, respectively, in addition to opportunities related to brownfield and greenfield projects.

Steel

The Company began its long steel brownfield project in Volta Redonda, Rio de Janeiro, which will be developed within its main steel plant. The Company plans to produce 500,000 tonnes of products per year at this plant, mainly rebar, taking advantage of existing infrastructure and energy output. It is also developing two other long steel projects in Brazil, each of 500,000 tonnes per year, raising overall capacity by 1.5 million tonnes per year. Steel investments total R$8.8 billion.

Cement

The Company is increasing the grinding capacity of its Volta Redonda cement plant to 2.8 million tonnes per year, installing a new plant with a grinding capacity of 0.6 million tonnes per year in Arcos (MG), and plans to install a further three new plants in Brazil, each with a capacity of 1.0 million tonnes per year. These projects mark the Company’s entry into the cement market, taking advantage of its limestone mine in Arcos (MG) and the slag generated by its blast furnaces. The Company is investing R$1.9 billion in the cement segment and plans to expand its productive capacity to 6.4 million tonnes per year.

Transnordestina

In August 2006, in order to enable the implementation of an important infrastructure project led by the federal government, the Company's Board of Directors approved the merger of Transnordestina S.A., a former state company, by Companhia Ferroviária do Nordeste (CFN), a Company affiliate that holds a 30 year concession granted in 1998 to operate the former Northeastern Network of the RFFSA and its 4,238 km of track. CFN was subsequently renamed Transnordestina Logística S.A., or Nova Transnordestina. The Nova Transnordestina project includes the addition of 1,728 km of modern rail track. This project should increase the transportation of several products in the region, including iron ore, limestone, soybean, cotton, sugarcane, fertilizers, oil and fuels. The investments will be financed by several agencies, including FINOR (Northeast Investment Fund), SUDENE (Northeast Development Board) and the BNDES. The Company has obtained some of the required environmental licenses, acquired a portion of the equipment and contracted certain necessary services. Implementation is advanced in some stretches. Total investments are expected to reach R$5.4 billion.

Additional Investments

The Company is also developing energy projects to maintain its self-sufficiency, such as the installation of a top turbine on Blast Furnace 3 at the Presidente Vargas Steelworks, adding 20 MW to its current generating capacity. In addition to currently planned investments and capital expenditures on maintenance, the Company is considering possible acquisitions, joint ventures and brownfield or greenfield projects to increase or complement its steel, cement and mining capacity, as well as in infrastructure, logistics and electricity generation.

Sources of Funding for Investments

Described above.

Material Divestments in Progress and Estimated Divestments

There are currently no material divestments in progress or estimated divestments.

c) new products and services, including:

(i) description of research in progress that has already been disclosed;

(ii) total amounts spent by the Company on research to develop new products or services;

(iii) projects under development already disclosed; and

(iv) total amounts spent by the Company on the development of new products or services.

The Company, a major producer of coated flat steel, has been continuously investing in improvements to its processes, products and services, with an emphasis on the development of new products and applications, aiming to better serve the current and future needs of the market. These investments include the following:

(i)       Pre-painted steel for organo-metallic fuel tanks for use in automobiles as a substitute for plastic tanks. The project was conceived with a new type of coated steel, with greater conformability, weldability and resistance to corrosion;

(ii)     “CSN Extra Fino®”, a cold-rolled steel for use in domestic appliances and steel furniture;

(iii)     The Innovation Center, which enables closer relations with customers and packagers by presenting new proposals, concepts and designs for expanded packages;

(iv)   Development of dual-phase steel, seeking to reduce the weight of automobiles.

(v)     Development of high-resistance steels, such as bake-hardened, rephosphorized and micro link, as well as steels with high conformability for exposed parts.

In 2009, the Company invested around R$40 million in R&D.

10.11 Other factors significantly impacting operating performance that were not identified or commented on in other items of this section.

All relevant and pertinent information was identified or commented on in the other items in this section.

 11.1 Projections disclosed and premises

 Projections should include

a) the purpose of the projection

b) the period and validity of the projection

c) the premises of the projection showing those that may be influenced by the Company’s Management and those that are outside its control.

d) the values of the indicators that are the object of the projection.

The Company does not disclose projections and estimates.

11.2 – Monitoring of and changes to the disclosed projections

If the Company has disclosed projected changes in its indicators, in the past 3 years:

a) state which projections are being replaced by those in this form and which are being repeated in the form

b) for projections corresponding to past periods, compare the projected data with the effective performance of the indicators, clearly indicating the reasons for any discrepancies

c) for projections corresponding to periods in progress, state whether the projections are still valid on the date the form was delivered and, if applicable, explain why they were not abandoned or replaced

The Company does not disclose projections and estimates.

12.1 Company’s administrative structure, as established in its Bylaws and internal regulations:
a) duties of each body and committee

THE BOARD OF DIRECTORS

In addition to the duties established by law, the Board of Directors is responsible for:

(a)     approving the general management policy, establishing the general orientation of the Company’s business, establishing basic guidelines for executive action, including in relation to production, sales, the transfer of technology, the use of trademarks and patents, financial and investment management, as well ensuring compliance with said guidelines;

(b)     calling General Meetings;

(c)     electing and removing members of the Executive Board, assigning their duties and designating the Investor Relations Officer, the only officer that can be summoned or represent the Company in court;

(d)     electing, if there is a vacancy on the Executive Board, a replacement to complete the term of office of the outgoing member;

(e)     examining the Company’s books and papers, requesting information on documents in the Company’s interest, as well as information on ongoing or concluded business or projects;

(f)      commenting on the management report, the accounts of the Executive Board and the consolidated financial statements, which should be submitted for its approval within two months after the end of the fiscal year;

(g)     commenting on all matters required to be submitted to the General Meeting;

(h)     approving the names of the persons to be appointed by the Company as executives and members of the Board of Directors and the advisory, fiscal and deliberative councils and/or committees of civil or commercial companies controlled by or affiliated to the Company, as well as associations, foundations and other types of social group in which the Company participates;

(i)       examining the monthly results of the Company’s operations;

(j)      establishing guidelines for the preparation of the internal audit and approving said audit;

(k)     appointing and removing the Company’s independent auditors;

(l)       calling independent auditors to attend Board of Directors meetings to comment on reports, the accounts of the Executive Board, the balance sheet and other financial statements prepared by the Executive Board;

(m)   establishing policies for the use of tax incentives;

(n)     resolving on the transfer of the Company’s resources to third parties, including employee associations, recreational assistance entities, private pension funds, foundations and public corporations;

(o)     determining inspections, audits or the rendering of accounts of foundations and similar entities in which the Company participates;

(p)     approving the annual and multi-year budgets, expansion projects and investment programs, in addition to overseeing the execution and performance thereof;

(q)     establishing the jurisdiction of the Executive Board in the performance of the following acts, independently of prior authorization of the Board of Directors:

i. the acquisition, disposal and encumbrance of any permanent asset;

ii. the execution of any legal business by the Company, including loans and financing,  including with direct or indirect subsidiaries;

iii. the constitution of any type of guarantee or encumbrance on any asset that is not part of the Company’s permanent assets, including for the benefit of or in favor of third parties as long as these third parties are subsidiaries or affiliates of the Company;

(r)      approving the Company’s general management rules and administrative structure and resolving on human resources policies, including salaries;

(s)      authorizing the opening, transfer or closure of franchises, branches, offices and any other type of Company establishment, either in Brazil or abroad;

(t)      resolving on acts that involve the transformation, consolidation, spin-off, merger or winding up of companies in which the Company holds an interest;

(u)     appointing and removing the person responsible for internal audits, who should be a legally qualified employee of the Company and report to Chairman of the Board of Directors;

(v)     appointing and removing the general secretary of the Board of Directors and defining his or her duties;

(w)    requesting, for review and establishment of criteria, the rules to be observed by the executive officers and employees, as well as any material in the Company’s interest that is not the exclusive responsibility of the General Meeting;

(x)     establishing guidelines for controlling the Company's corporate performance;

(y)     authorizing the trading by the Company of its own shares;

(z)     establishing terms for the conversion, early redemption and other conditions for the placement of convertible or other debentures, when authorized by the General Meeting;

(aa) resolving on the issue by the Company of commercial papers and other securities for primary or secondary distribution on the capital markets;

(bb) resolving on capital increases within the limits of authorized capital;

(cc)  creating advisory committees;

(dd) authorizing the Company’s participation in other companies and resolving on the Company’s representation at their General Meetings and meetings of partners and in regard to the matters submitted to said meetings;

(ee)  deciding on the constitution of Company subsidiaries;

(ff)   establishing the manner in which compensation is distributed to the Company’s management, if the overall amount is determined by the General Meeting;

(gg)  vetoing the execution of any decisions by the Executive Officers that violate the provisions of these Bylaws;

(hh) resolving on cases of omission and exercising other legal attributes that do not conflict with those defined in the Company’s Bylaws or the law in general;

(ii)     electing and removing members of the Audit Committee, establishing their compensation, determining the Committee’s duties and approving the operating rules to be established for its functioning;

(jj)    resolving on any matters that go beyond the jurisdiction established for the Executive Board.

EXECUTIVE BOARD

With due regard for the guidelines and resolutions of the Board of Directors and General Meeting, the Executive Board shall have authority to administer and manage the business of the Company, with powers to execute all operations related to the Company’s corporate purpose, always respecting the jurisdiction established by the Board of Directors and the provisions of the Company’s Bylaws

It is incumbent upon the Executive Board to appoint an Executive Officer or attorney in fact with specific powers to represent the Company severally in certain determined acts.

For the specific duties of each of the Company’s officers, see item 12.1 (d) below.

AUDIT COMMITTEE

The duties of the Audit Committee are as follows:

a) reviewing, in detail, the financial statements and other public information on the operational performance and financial situation of the Company and its subsidiaries.

b) reviewing declarations by management in the quarterly and annual information.

c) before delivering the report on internal controls, in accordance with the Sarbanes-Oxley Act – Section 404, requesting information from the Company’s management and internal and external auditors on the Company’s situation in relation to the adequacy and efficiency of the Company’s internal financial and accounting controls, as well as the respective auditors' report.

d) discussing the following with management and the external auditors:

i. quarterly financial statements and relevant issues that may affect the accuracy of these statements before the formal disclosure of the operating results.

ii. the scope of the audit, the auditor’s evaluation of the quality of the Company’s accounting principles (including the relevant financial issues reported and evaluation of the preparation of the financial statements) and any and all problems or difficulties detected during the audit process and management’s response.

e) evaluating the preparation and quality of audits and financial and accounting reviews conducted by the internal and independent external auditors.

f) supervising the functions and financial practices of the Company’s controllership, including the supervision of the obligations of administrators to maintain effective internal financial and accounting controls.

g) overseeing compliance with the Company’s Code of Ethics and legal and regulatory requirements.

h) reviewing the manner in which the CEO and CFO evaluate the adequacy and effectiveness of internal financial and accounting controls and determining if management encourages and maintains a propitious environment for the preparation of exemplary financial statements, including adequate coverage of matters that involve the aforementioned internal controls.

i) obtaining information from management on reports from regulatory bodies and authorities (i.e. the Brazilian Securities and Exchange Commission - CVM, the Federal Revenue Department, the Central Bank, Regulatory Agencies, the SEC, etc.) and the responses to same.

j) discussing guidelines and policies that regulate the process by which the Company analyzes and manages its exposure to financial and accounting risks.

k) determining and supervising procedures for handling complaints related to accounting, auditing or financial issues, including procedures for ensuring confidentiality and secrecy in the submission of concerns expressed by the Company’s employees in relation to accounting, auditing or financial issues.

l) questioning management and the internal and external auditors on the existence or lack of knowledge of fraud committed by employees, suspicious or illegal payments or lack of compliance with laws and regulations.

m) discussing, with the internal and external auditors, any recommendations for improving internal financial and accounting controls.

 n) supervising activities related to the compensation of the independent auditors, including the resolution of discrepancies between the independent auditors and management in regard to financial and accounting reports

o) conducting a self-evaluation of the performance of the Audit Committee to identify opportunities for improvement.

p) providing the Board of Directors with reports of the Committee’s meetings, quarterly or periodically, at the discretion of the members of the Audit Committee.

q) preparing minutes of all meetings and distributing them to all members for their comments, prior to their final publication.

r) evaluating the process for rotating independent audit companies to review, and on a case-by-case basis, facilitate the continuation of services.

s) approving, in advance, all audit services and other services (as determined by U.S. Security regulations) provided by the external auditors, as well as establishing policies and procedures for the prior approval of said services, if the Audit Committee deems it necessary.

t) evaluating, at least annually, the independence of the external auditors.

b) date of installation of the fiscal council, if it is not permanent, and the dates of the creation of committees
No fiscal council is currently installed. The audit committee was created by the Shareholders’ Meeting of June 23, 2005.
c) mechanisms for evaluating the performance of each body or committee

Currently, the Company does not possess a formal mechanism for evaluating the performance of each body or committee as a whole. However, it does posses mechanisms for evaluating the performance of individuals that make up the administrative bodies, descriptions of which can be found in item 12.1 (e) of this Reference Form.

The Audit Committee in particular, in accordance with its functional policy, must periodically undertake a self-evaluation of its performance in order to identify opportunities for improvement.

d) the duties and individual powers of the executive officers

It is incumbent on the Chief Executive Officer to:

a)            preside over meetings of the Executive Board;

b)            exercise executive management of the Company, coordinating and overseeing the activities of the other Executive Officers, ensuring that all resolutions and guidelines established by the Board of Directors and the General Meeting are accurately observed;

c)            organize, coordinate and oversee the activities that are directly subordinate to him or her;

d)            attribute special activities and duties to any of the Executive Officers, independently of their normal activities and duties, ad referendum of the Board of Directors;

e)            keep the Board of Directors informed of the Company’s activities;

f)             prepare, with the assistance of the other Executive Officers, and present to the Board of Directors proposals for: (i) defining the attributes of the other Executive Officers; and (ii) establishing criteria in regard to amounts or limits of expenditure for acts by each of the Executive Officers;

g)            prepare, together with the other Executive Officers, the annual report and general balance sheet.

It is incumbent on each Executive Officer, within the specific sphere of activity allocated to them by the Board of Directors to:

a)            represent the Company in accordance with the law and these Bylaws;

b)            organize, coordinate and oversee the services for which they are responsible;

c)            attend meetings of the Executive Board, helping define the policies to be followed by the Company and reporting on matters in their respective areas of supervision and coordination;

d)            comply with and ensure compliance with the policies and general guidelines for the Company's business established by the Board of Directors, each Executive Officer being responsible for his or her specific area of activity.

e) mechanisms for evaluating the performance of members of the board of directors, committees and the executive board

The Company’s Bylaws confer on the Chief Executive Officer the duties of coordinating, supervising and evaluating the performance of the other Executive Officers, based on faithful compliance with the rules and guidelines established by the Board of Directors and the General Meeting.

The Chief Executive Officer, in turn, is evaluated by the Board of Directors based on the Company's performance and certain previously established criteria.

The Company does not possess a formal mechanism for evaluating members of the Board of Directors. However, the General Meeting does consider the Board members' performance, among other criteria, when resolving on their re-election.

12.2 Rules, policies and practices related to the general meetings:
a) call notice terms

The Company’s general meetings are called with at least 15 calendar days’ notice, in the case of the first call, and 8 calendar days’ notice, in the case of the second call.

The CVM may, at its sole discretion, through a decision of its Board, at the request of any shareholder and after hearing the company: (i) increase the period of advance notice for the first call of a general’ meeting of a publicly-held company to up to 30 days as of the date that the documents related to the matters to be resolved on are made available to the shareholders, if it believes that the shareholders would require more time to become familiar with and analyze the matters in question due to their complexity; and (ii) interrupt, for up to 15 days, the period of advance notice for an extraordinary general meeting of a publicly-held company in order to analyze the proposals to be submitted for the shareholders’ approval and, if the case, inform the company, before the end of the interruption, why it believes a given proposed resolution violates legal or regulatory provisions.

b) competencies
The Company’s Bylaws do not establish specific material that may only be resolved upon by general meetings, although the general rules laid out by article 122 of Brazilian Corporation Law apply.
c) address (physical or electronic) where documents related to the general meeting will be available for analysis by shareholders

Documents related to matters on the agenda of general meetings are available to shareholders at the Company’s headquarters, located at Rua São José, nº 20, grupo 1.602, parte, Centro, CEP 20010-020, in the city and state of Rio de Janeiro as well as on the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), the Securities, Commodities and Futures Exchange - BM&FBovespa S.A. (www.bmfbovespa.com.br) and the Company (www.csn.com.br/ri).

d) identification and management of conflicts of interest

The Company does not adopt any specific mechanisms for identifying conflicts of interest related to general meetings and in the event of such, applies the rules determined by Brazilian legislation. In this respect, Brazilian Corporation Law states that shareholders may not vote on resolutions in general meetings related to (i) appraisal reports on assets for which they are competing for the formation of capital stock; (ii) the approval of their accounts as an administrator; and (iii) any other deliberations that could benefit the shareholder, as an individual, or in which the interest of the shareholder conflicts with that of the Company.

A resolution taken as a result of the vote of a shareholder whose interests are in conflict with those of the Company may be annulled and the shareholder in question will be held responsible for the damage caused and will be obliged to transfer all resulting gains to the Company.

The Company’s Code of Ethics, which can be found on the Company’s website, contains terms on potential conflict of interest situations that are also applicable to all of its shareholders.

e) request of proxies by the management to exercise voting rights

The Company has no specific rules, policies or practices for the request of proxies by management in order to exercise the right to vote at general meetings and follows the prevailing legislation, when applicable.

f) the formalities necessary for the acceptance of proxy instruments granted by shareholders, indicating if the Company accepts proxies granted by shareholders electronically

In accordance with Brazilian Corporation Law, shareholders may be represented at general meetings by proxies constituted less than a year prior to the meeting, whether by a shareholder, administrator of the Company or lawyer. In the case of publicly-held companies, as is the case of the Company, the proxy may also be a financial institution, the joint owners of investment funds being represented by the fund manager. The Company does not accept proxies granted by shareholders electronically.

g) maintenance of forums and web pages to receive and share comments posted by shareholders on the agendas of meetings
The Company does not maintain any forums or web pages to receive and share comments posted by shareholders on the agendas of meetings.
h) live video and/or audio broadcasts of meetings
The Company does not transmit live video and/or audio broadcasts of its meetings.
i) mechanisms for enabling the inclusion of shareholders’ proposals in the agenda

None, given that the inclusion of such a mechanism has never been requested of the Company. The Company is able to meet such a request on a case-by-case basis if it is presented in accordance with all legal and regulatory provisions.

12.3 Dates and newspapers for the publication of information required by Law 6,404/76
Year	Publication	Newspaper – State	Dates
12/31/2009	Financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	03/11/2010
		Valor Econômico - SP	03/11/2010
	Notice to Shareholders on the availability of financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	03/11/2010
04/05/2010
04/06/2010
		Valor Econômico - SP	03/30/2010
03/31/2010
04/01/2010
	Call Notice for the annual shareholders’ meeting to examine the financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	04/15/2010
04/16/2010
04/19/2010
		Valor Econômico - SP	04/15/2010
04/16/2010
04/19/2010
	Minutes of the annual shareholders’ meeting that examined the financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	05/12/2010
		Valor Econômico - SP	05/12/2010
12/31/2008	Financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	04/01/2009
		Gazeta Mercantil – SP	03/30/2009
		Jornal do Commercio - RJ	03/30/2009
	Call notice for the annual shareholders’ meeting that examined the financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	04/14/2009
04/15/2009
04/16/2009
		Gazeta Mercantil - SP	04/14/2009
04/15/2009
04/16/2009
		Jornal do Commercio - RJ	04/14/2009
04/15/2009
04/16/2009
	Minutes of the annual shareholders’ meeting that examined the financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	05/11/2009
		Gazeta Mercantil - SP	05/11/2009
		Jornal do Commercio - RJ	05/11/2009
		Valor Econômico - SP	05/11/2009
12/31/2007	Financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	03/11/2008
		Gazeta Mercantil - SP	03/11/2008
		Jornal do Commercio - RJ	03/11/2008
	Call Notice for the annual shareholders’ meeting to examine the financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	04/03/2008
04/04/2008
04/07/2008
		Gazeta Mercantil - SP	04/03/2008
04/04/2008
04/07/2008
		Jornal do Commercio - RJ	04/03/2008
04/04/2008
04/07/2008
	Minutes of the annual shareholders’ meeting that examined the financial statements	Diário Oficial do Estado do Rio de Janeiro - RJ	04/24/2008
		Gazeta Mercantil - SP	04/22/2008
		Jornal do Commercio - RJ	04/22/2008

12.4 Rules, policies and practices related to the Board of Directors:
a) frequency of meetings

The Board of Directors seeks to establish a calendar of monthly meetings for each year.  Extraordinary meetings of the Board of Directors can be scheduled by the Chairman, the members of the Board of Directors and under other circumstances established by the Company's Bylaws and the applicable legislation.

b) if any, the provisions of the shareholders’ agreement that restrict or bind the exercise of voting rights by the members of the Board of Directors
There are no such shareholders' agreements filed at the Company’s headquarters.
c) rules for identifying and managing conflicts of interest

According to Brazilian Corporation Law, no one who has any interests in conflict with those of the Company may be elected as a manager of the Company, unless authorized by the general meeting.  The Law also prohibits managers from intervening in any corporate operation in which they have interests that are in conflict with those of the Company, as well as in resolutions made by other managers. It is also their responsibility to inform other managers of their inability and register, in the minutes of the Board of Directors’ or Executive Board’ meeting, the nature and extent of their interest.  Nonetheless, the manager may enter into contracts with the Company under reasonable or equitable conditions identical to those prevailing on the market or identical to those under which the Company would hire third parties.

Moreover, the Code of Ethics, which is available on the Company’s website, establishes specific rules for conflicts of interest applicable to its employees, including, members of the Board of Directors and Executive Board, although of whom signed the Term of Commitment to the Code of Ethics upon taking up office.

12.5 - If any, describe the arbitration clause in the Company’s Bylaws for the resolution of conflicts between shareholders and between shareholders and the Company by means of arbitration:

Not applicable, as there is no arbitration clause in the Company’s Bylaws for the resolution of conflicts between shareholders and between shareholders and the Company by means of arbitration.

12.6.       Breakdown and professional experience of managers and members of the audit committee:
Name Individual Taxpayer’s ID (CPF)	Age Profession	Management body Position	Date of election Date of investiture	Term of office Elected by controlling shareholder
Other positions held
ALBERTO MONTEIRO DE QUEIROZ NETTO 843.603.807-04 No other positions held	42 Business administrator	Executive Board only 19 – Executive Officer	09/01/2009 09/01/2009	04/30/2011 No
ENÉAS GARCIA DINIZ 657.575.057-53 No other positions held	50 Engineer	Executive Board only 19 – Executive Officer	06/21/2005 06/21/2005	04/30/2011 No
JOSÉ TARAGANO 440.944.697-53 No other positions held	55 Metallurgical engineer	Executive Board only 19 – Executive Officer	12/15/2009 12/15/2009	04/30/2011 No
PAULO PENIDO PINTO MARQUES 269.139.176-00 No other positions held	52 Engineer	Executive Board only 19 – Executive Officer and Investor Relations Officer	05/12/2009 05/12/2009	04/30/2011 No
ALEXANDRE GONÇALVES SILVA 022.153.817-87 Member of the Audit Committee	65 Engineer	Board of Directors only 22 – Member of the Board of Directors (sitting member)	11/09/2010 11/09/2010	Until the next General Meeting Yes
ANTÔNIO FRANCISCO DOS SANTOS 112.375.706-20 No other positions held	59 Manager	Board of Directors only 27 – Member of the Independent Board of Directors (sitting member)	12/23/1997 12/23/1997	04/30/2011 No
FERNANDO PERRONE 181.062.347-20 Member of the Audit Committee	62 Lawyer	Board of Directors only 22 – Member of the Board of Directors (sitting member)	09/26/2002 09/26/2002	04/30/2011 Yes
GILBERTO SAYÃO DA SILVA 016.792.777-90 No other positions held	39 Engineer	Board of Directors only 22 – Member of the Board of Directors (sitting member)	04/30/2009 04/30/2009	04/30/2011 Yes
JACKS RABINOVICH 011.495.638-34 No other positions held	80 Engineer	Board of Directors only 21 – Vice Chairman of the Board of Directors	04/23/1993 04/23/1993	04/30/2011 Yes

Name Individual Taxpayer’s ID (CPF)	Age Profession	Management body Position held	Date of election Date of investiture	Term of office Elected by controlling shareholder
Other positions held
YOSHIAKI NAKANO 049.414.548-04 Member of the Audit Committee	65 Administrator	Board of Directors only 22 – Member of the Board of Directors (sitting member)	04/30/2004 04/30/2004	04/30/2011 Yes
BENJAMIN STEINBRUCH 618.266.778-87 CEO	56 Administrator	Member of the Executive Board and Board of Directors 30 – Chairman of the Board of Directors and CEO	04/23/1993 04/23/1993	04/30/2011 Yes
Professional experience / Statement of eventual convictions

ALBERTO MONTEIRO DE QUEIROZ NETTO – 843.606.807-04

Mr. Netto has been an Executive Officer since September 1, 2009 and is responsible for the treasury area.  He is also CEO of CBS Previdência.  He has been the CFO of Banco do Brasil, CEO of BB DTVM – Asset Management, CEO of BESC DTVM – Administradora de Recursos, Vice-CEO of the National Association of Investment Banks (ANBID) and Chairman of the Council for Better Market Practices in the Investment Fund Industry, Chairman of the Board of BB Securities, in London, Chairman of the Board of BB Broker Dealer, in New York and Director of BB Fund, in the Caymans. He has also been the Chairman of the Board of Directors of Petróleo Petrobahia, a member of the Board of Directors of Companhia de Eletricidade da Bahia – Coelba, Neoenergia and BESC TV, a member of the Fiscal Councils of Gerdau, Cielo (Ex-Visanet), Coelba and Cosern and a member of the Deliberative Council of Fundo de Pensão do Banco do Brasil (PREVI).  He has an undergraduate degree in Business Administration and a Master’s in Administration from Fundação Getúlio Vargas (FGV-RJ), an MBA in Corporate Finance from FGV-RJ and specialization in Banking from Universidade de São Paulo (FEA-USP).

Mr. Queiroz Netto declares, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

ENÉAS GARCIA DINIZ – 657.575.057-53

The Executive Officer responsible for Production since June 21, 2005, Mr. Diniz has worked with CSN since 1985 and has held the following positions: General Manager of Hot Rolling, General Manager Maintenance, Metallurgy Director and Director of the Presidente Vargas Steelworks.  With a degree in Engineering from PUC in Rio de Janeiro, he has specializations in Mechanical Engineering and Business Management from Universidade Federal Fluminense in Rio de Janeiro and a an  MBA from Fundação Dom Cabral in Belo Horizonte.

Mr. Diniz declares, for all legal purposes, that over the past 5 years, he has not been suject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

JOSÉ TARAGANO – 440.944.697-53

Mr. Taragano has been an Executive Officer since December 15, 2009, and is responsible for the Projects area.  He has also been the COO – Executive Vice President of Operations of Brenco - Cia Brasileira de Energia Renovável and Executive Officer and Packaging and Recyclables Business Officer of Klabin SA. He was Global Environment, Health & Safety Officer of Alcoa Inc. in New York / Pittsburgh, Primary Products/Aluminum and Aluminum & Chemical Products Officer, and Human Resources Officer and Superintendent of Production of Alcoa Latin America in São Paulo. He has also been the Chairman of CEMPRE - Corporate Commission for Recycling, and served on the Health People 2010 Business Advisory Committee in Washington and as an independent member of the Board of Directors of ECOSORB. He has an undergraduate degree in Metal Engineering from PUC-RJ, an MBA in Marketing from FIA-USP and complementary education from MIT / Sloan Executive Program and the Harvard Business School / Finance Program for Senior Executives.

Mr. Taragano declares, for all legal purposes, that over the past 5 years, he has not been suject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

PAULO PENIDO PINTO MARQUES – 269.139.176-00

Mr. Marques has been an Executive Officer since May 12, 2009, and is responsible for controllership, performance and management, risk control and insurance, in addition to acting as Investor Relations Officer.  Before joining CSN, he was the Vice-CEO of Finance, Investor Relations and Information Technology for USIMINAS – Usinas Siderúrgicas de Minas Gerais S.A. and Chief Financial Officer of Usiminas Mecânica S/A – UMSA.  Mr. Marques has also been a member of the Executive Council of ABRASCA – Brazilian Association of Publicly Held Companies, Financial Officer of Companhia Siderúrgica Paulista – COSIPA, Mining Officer of J.Mendes, Control Officer of Fasal S/A and an Officer of Consórcio Siderurgica Amazonia Ltd. (controller of Sidor – Venezuela).  He has also been a member of the Executive Council or Board of Directors of the following companies: Usiparts – Sistemas Automotivos, Unigal, Rio Negro – Comércio e Indústria de Aço. He was also the Vice-CEO – Finance, Credit and Risk Area of JP Morgan (Morgan Guaranty Trust CO. of New York), Large Corporate and Financial Institution Relations Officer of BANKBOSTON, Investment Officer, Vice-CEO and Financial Institutions and Services Officer, Vice-CEO and Senior Trader - International Corporate Finance, Vice-CEO Resident and Relations Manager – Corporate, Banking Relations Manager - Corporate Banking, Trainee and Analyst - Corporate Banking of Citibank.  He has a degree in Electrical Engineering from Universidade Federal de Minas Gerais.

Mr. Marques declares, for all legal purposes, that over the past 5 years, he has not been suject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

ALEXANDRE GONÇALVES SILVA – 022.153.817-87

Mr. Silva has been a member of the Company’s Board of Directors and Audit Committee since November 9, 2010. In the past five years he has been CEO of General Electric do Brasil Ltda and a member of the Board of Directors of TAM S.A., PDG Realty S.A. Empreendimentos e Participações, Equatorial Energia S.A., Fundições Tupy S.A. and Advisor to Global Infrastructure Partners (New York). Mr. Silva holds a degree in Mechanical Engineering from PUC/RJ.

Mr. Silva declares, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

ANTÔNIO FRANCISCO DOS SANTOS – 112.375.706-20

Mr. dos Santos has been a member of the Company’s Board of Directors since November 25, 1997, and is currently Chairman of the Board of Directors and CEO of Clube de Investimento CSN.  In the last five years, he has acted as Executive Planning and Support Officer of Companhia Siderúrgica Nacional and CEO of CSN Invest.  He has an undergraduate degree in Business Administration and a graduate degree in Organization and Finances, both from Coordenadoria de Pós-Graduação e Pesquisa – CECOPE and an MBA in Industrial Strategy and Business Management from Universidade Federal Fluminense – UFF.

Mr. Santos declares, for all legal purposes, that over the past 5 years, he has not been suject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

FERNANDO PERRONE - 181.062.347-20

Mr. Perrone has been a member of the Company’s Board of Directors since September 26, 2002 and a member of the Audit Committee since June 24, 2005, of which he is currently Chairman. He was Executive Infrastructure and Energy Officer of Companhia Siderúrgica Nacional from July 10 to October 2, 2002 and an independent consultant in the infrastructure area.  In the last five years, he has been a member of the Board of Directors of Profarma – Distribuidora de Fármacos S.A.; a member of the Board of Directors of João Fortes Engenharia S.A.; and a member of the Board of Directors of Energia Sustentável S.A. He has an undergraduate degree in Business Administration, a course sponsored by “Chimica” Bayer S.A., an undergraduate degree in Law from Universidade Federal Fluminense and a graduate degree in Capital Market Economics from Fundação Getúlio Vargas.

Mr. Perrone declares, for all legal purposes, that over the past 5 years, he has not been suject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

GILBERTO SAYÃO DA SILVA – 016.792.777-90

Mr. da Silva has been a member of the Company’s Board of Directors since April 30, 2009.  He is currently a partner of Vinci Partners Investimentos Ltda. and a member of its Executive Committee. Previously, from 2003 to 2009, he was the CEO of UBS Pactual Alternative Investments (ALIN), a subsidiary of UBS Pactual Asset Management. He has also been a member of the Board of Directors of several companies, such as PDG Realty S.A. and Equatorial Energia S.A. He has a degree in Engineering from PUC in Rio de Janeiro.

Mr. Silva declares, for all legal purposes, that over the past 5 years, he has not been suject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

JACKS RABINOVICH – 011.495.638-34

Has been a member of the Company’s Board of Directors since April 23, 1993, and is currently the Board's Vice-Chairman.  He has an undergraduate degree in Civil Engineering from Universidade Mackenzie, and is specialized in Textile Engineering from the Lowell Institute, in Massachusetts, USA.

Mr. Rabinovich declares, for all legal purposes, that over the past 5 years, he has not been suject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

YOSHIAKI NAKANO – 049.414.548-04

Mr. Nakano been a member of the Company’s Board of Directors since April 29, 2004 and a member of the Audit Committee since June 24, 2005.  In the last five years, he has been a professor of Economics at Fundação Getúlio Vargas and Director of the Escola de Economia de São Paulo of the Fundação Getúlio Vargas; a member of the Board of Directors of Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP; a member of the Superior Economic Council (COSEC) of FIESP/IRS; and a member of the Advisory Council of Grupo Pão de Açúcar.  He was previously the special Secretary of Economic Issues for the Ministry of Finance and the Secretary of Finance of the State of São Paulo.  He has an undergraduate degree in Business Administration from Fundação Getúlio Vargas and a Master’s and Doctorate from Cornell University, in the United States.

Mr. Nakano declares, for all legal purposes, that over the past 5 years, he has not been suject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

BENJAMIN STEINBRUCH - 618.266.778-87

Mr. Steinbruch has been a member of the Board of Directors since April 23, 1993, and its Chairman since April 28, 1995.  He has also been CSN’s CEO since April 30, 2002.  He is also CEO of Vicunha Siderurgia S.A., a member of the Board of Directors of Câmara Portuguesa, the first Vice-Chairman of FIESP, a position he has held since September 2004, a member of FIESP's Superior Strategic Council, a board member of Instituto Roberto Simonsen, a board member of IEDI - Institute of Industrial Development Studies, and a board member of IABR – Brazilian Steel Institute. In the last five years, Mr. Steinbruch has held the following positions: member of the Board of Directors and CEO of Vicunha Siderurgia S.A., member of the Board of Directors and Superintendent Executive Officer of Vicunha Stell S.A., member of the Board of Directors and CEO of Vicunha Aços S.A. and Superintendent Executive Officer of Rio Purus Participações S.A. (all corporations that make up CSN’s controlling group), a member of the Boards of Directors of Companhia Metalúrgica Prada, Inal Nordeste S.A. and Nacional Minéiros S.A. (all subsidiaries of CSN) and a member of the Deliberative Council of Fundação CSN.  He holds a graduate degree from Fundação Getúlio Vargas’s Escola de Administração, in São Paulo, and has a graduate degree in Marketing and Finances from Fundação Getúlio Vargas - SP.

Mr. Steinbruch declares, for all legal purposes, that over the past 5 years, he has not been subject to any criminal conviction, any convictions or penalty in administrative proceedings before the CVM or any final and unappealable decision, whether legal or administrative, suspending or disqualifying him from practicing any professional or business activity.

12.7.       Members of statutory committees and audit, financial and compensation committees
Name Individual Taxpayer’s ID (CPF)	Type of committee Description of other committees	Position held Description of other positions held	Profession Age	Date of election Date of investiture	Term of office
Other positions held
ALEXANDRE GONÇALVES DA SILVA 022.153.817-87 Member of the Board of Directors	Audit Committee	Sitting member	Engineer 65	11/09/2010 11/09/2010	04/30/2011
FERNANDO PERRONE 181.062.347-20 Member of the Board of Directors	Audit Committee	Sitting member	Lawyer 62	06/24/2005 06/24/2005	04/30/2011
YOSHIAKI NAKANO 049.414.548-04 Member of the Board of Directors	Audit Committee	Sitting member	Administrator 65	06/24/2005 06/24/2005	04/30/2011

12.9 Existence of marital or stable relationships or relationships of kinship up to the second degree between any of the managers of the Company or its subsidiaries and parent companies

Justification for not completing the chart:

Not applicable, as there are no marital or stable relationships or relationships of kinship up to the second degree between any of the Company’s managers.

12.10 -  Relationsahips of subordination, service provision or control in the last three fiscal years between the management of the Company or its subsidiaries, parent companies and others

Justification for not completing the chart:

There are no subordination, service provision or control relationships between the Company’s management and:

- the Company’s direct or indirect subsidiaries

- the Company’s direct or indirect controller

- suppliers, customers, debtors or creditors of the Company, its subsidiaries or controllers, or the subsidiaries of any of these persons.

12.11 Agreements (including insurance policies) establishing the payment or refund of expenses incurred by any member of the Company’s management, on account of compensation for damages to third parties or the Company, or due to penalties exacted by government agents or agreements with the purpose of concluding administrative proceedings or lawsuits through the exercise of their duties:

The Company possesses Directors and Officers liability insurance (D&O) for members of the Board of Directors and the Executive Board, whose object is the payment of damages to the Company’s managers and those of its subsidiaries for any losses resulting from wrongful acts or omissions that may have occurred during the exercise of their duties, under the terms of the policy. The policy is valid from 03/05/2010 to 03/05/2011 and will cover complaints presented against the insured parties after the plan has become effective. Even though the Company has contracted the policy described above, there are certain types of risk that it does not cover (such as environmental damage, physical injury and/or material damages and fines). Thus, if any of these events were to occur, the Company would be subject to additional costs.

12.12 - Provide any other information that the Company deems relevant:

There is no other information that the Company deems relevant.

13.1 Policies and practices for the compensation of members of the board of directors, executive board, fiscal council, statutory committees, audit, risk and financial and compensation committees, addressing the following aspects:

a. objectives of the compensation policy or practice:

Board of Directors:

The Company offers compensation compatible with each position’s responsibilities, considering that the Board of Directors determines the Company’s policies and guidelines, overseeing their implementation by the Company’s executive officers.

Statutory Executive Board:

The Company guarantees competitive compensation, in line with that offered in the market to senior management, compatible with each position’s responsibilities, taking into consideration the executive’s responsibility and commitment to the Company’s strategic goals, within an increasingly competitive and globalized scenario.

Non-Statutory Executive Board:

The Company’s compensation practices focus on ensuring both internal equilibrium (between members of management) and external equilibrium (compensation that is competitive in relation to the market) to attract, retain and motivate its executives and achieve the Company’s strategic goals, within an increasingly competitive and globalized scenario.

Audit Committee:

The Company guarantees compensation compatible with the position’s responsibilities, considering that audit committee members have to guarantee transparency of information and render accounts to management.

b. compensation breakdown, including:

(i) a description of the compensation elements and the purpose of each;

Board of Directors:

Members of the Board of Directors receive fixed remuneration only, i.e. a monthly salary determined by the Board of Directors’ meeting, guaranteeing compensation compatible with the position. All Board members are paid the same amount, except for those who are also members of the Audit Committee and, therefore, receive an additional amount due to the exercise of both positions.

Statutory Executive Board: Members of the Statutory Executive Board are entitled to overall annual compensation comprising a fixed monthly salary, a variable performance-based bonus and other bonuses, ensuring compensation compatible with their positions.

* Other Bonuses: The Company may eventually pay extra bonuses as part of variable compensation as recognition for specific jobs, projects or special goals, basically linked to said projects. These bonuses are usually calculated based on monthly salaries or other compensation elements compatible with the expected outcome expected of the project as well as thegoals attributed to each statutory executive officer. Figures related to these non-recurring bonuses are shown in the table in item 13.2 below as “other”, under variable compensation.

They are also entitled to other benefits, including a health plan, dental plan, life insurance, private pension plan and an annual health checkup. The Company’s CEO is also entitled to an armored vehicle and driver.

Non-Statutory Executive Board:

Members of the Non-Statutory Executive Board receive fixed and variable compensation. The fixed portion includes a monthly salary, paid vacations and the mandatory 13th salary, as established by labor legislation, guaranteeing compensation compatible with their positions. Bonuses are based on results achieved by the Company and the officer’s specific area, as well as individual performance. These bonuses are paid annually as part of the profit sharing program, ensuring compensation compatible with their positions.

Other benefits include a health plan, dental plan, life insurance, private pension plan, meal and supermarket vouchers, and an annual health checkup.

Audit Committee:

Members of the Audit Committee receive fixed remuneration only, comprising a monthly salary determined by a Board of Directors’ meeting, ensuring compensation compatible with the position. All committee members are paid the same amount, except for those who are also members of the Board of Directors and, therefore, receive an additional amount due to the exercise of both positions.

(ii) Proportion of each component in relation to overall compensation;

In the case of members of the Board of Directors and Audit Committee, their fixed compensation represents 100% of their overall compensation.

In the case of members of the Statutory Executive Board, their fixed compensation generally corresponds to 100% of their total compensation. In certain cases, however, the proportions will be 50% fixed and 50% variable, or a different ratio that better matches the executive officer’s responsibilities and the conditions agreed upon with the Company.

In the case of members of the Non-Statutory Executive Board, this ratio was 53% fixed and 47% variable.

(iii) Methodology for calculating and adjusting each compensation element;

Board of Directors:

The fixed annual compensation of the Board of Directors' members is paid in 12 monthly installments, and there are no previously established adjustment criteria.

Statutory Executive Board:

The fixed annual compensation is paid in 12 monthly installments. Bonuses may also be paid, depending on the Company’s results.

Bonuses are paid within the calendar year in a pre-defined month, which may vary with each officer, but, in general, payment is in April of each year after the percentage of goals achieved has been verified.

The overall compensation (salary + bonus) is determined at the beginning of each 2-year mandate and may be renegotiated upon contract renewal if in the interest of both parties.

Non-Statutory Executive Board:

Fixed annual compensation is paid in thirteen monthly installments. Non-Statutory Officers also receive 33.33% of their monthly salary as a vacation payment as provided by labor legislation, and an extra 36.67% of their salary as a bonus for voluntary vacations.

Pay rises are determined based on salary variations on the executive market, based on the assessment of an independent specialized consulting firm, or based on accrued inflation in the last twelve months. Pay rises are annual.

Bonuses are paid every April, after the percentage of goals achieved has been verified. Executive officers are entitled to bonuses of up to 12 salaries. There is no fixed annual increase applied to bonuses.

Audit Committee:

The fixed annual compensation of the members of the Audit Committee is paid in 12 monthly installments. There are no pre-defined adjustment criteria.

(iv) Description of compensation elements

BOARD OF DIRECTORS: fixed compensation based on market practices.

STATUTORY EXECUTIVE OFFICERS: fixed compensation based on market practices and variable compensation based on the Company’s results and individual performance.

NON-STATUTORY EXECUTIVE OFFICERS: fixed compensation based on market practices and variable compensation based on the Company’s results and individual performance.

AUDIT COMMITTEE: fixed compensation based on market practices.

NOTE: bonuses are based on the Company’s results, and those of the officer’s specific area, as well as individual performance.

c. main performance indicators for determining each compensation element:

Fixed compensation: the responsibilities of the position, based on evaluation through a specific methodology, conducted by an external consulting firm specialized in compensation.

Variable compensation: based on the results of the Company and each specific operational segment that may be subordinated to the executive officer or executive in question. The indicators assessed to determine these results include net income, net revenue, total expenses before depreciation and the EBITDA margin. A percentage of each executive officer’s variable compensation is based on pre-determined individual goals. Executive officers may also receive additional bonuses as recognition for specific jobs, projects or special goals attained.

d. the structuring of compensation to reflect the evolution of performance indicators:

At the beginning of each year, the Company defines its overall goals. These goals are then broken down, as applicable, between the Company’s different operational segments. Each executive or executive officer will then be able negotiate their own individual goals. Compliance with these goals is periodically assessed throughout the year and verified at year-end. The final assessment is one of the parameters used to calculate bonuses, along with the percentage achievement of each indicator described in sub-item “c” above. Maximum variable compensation is based on salary units paid to executives or executive officers, and the final amount will correspond to what percentage of their goals they have achieved.

All goals established for each executive officer or executive correspond to a certain percentage of achievement of the goals mentioned above given that, in general, 50% of the weighted average will correspond to the Company’s financial indicators and the operational segment under the responsibility of said executive or executive officer, and the remaining 50%, to his or her individual performance.

e. Alignment of compensation policies and practices with the Company’s interest in the short, medium and long term:

The Company’s compensation policy is in line with its short, medium and long-term interests, determined by the Strategic Management Cycle, through which goals are broken down through strategic planning, budget planning, performance follow-up and verification of results, establishing performance-based compensation. These practices are sustained due to:

 A focus on strategic objectives, involving initiatives that significantly contribute to the continuous improvement of the Company’s performance.

Assessment and verification of the organization's results objectives envisaged in the budget and variations to judge if these objectives are being complied with.

Determination based on a breakdown of the Company’s goals.

Clear description, formulas and pre-defined sources, ensuring easy understanding and verification.

Comparison of best practices and standardization of the evaluation.

These elements are aimed at achieving excellent results.

f. Existence of compensation supported by direct or indirect subsidiaries or controlling companies:

There is no compensation supported by direct or indirect subsidiaries or controlling companies.

g. Existence of any compensation or benefit bound to a specific corporate event such as disposal of the Company’s control:

There is no compensation or benefit bound to corporate events.

13.2 Total compensation of the Board of Directors, Statutory Executive Board and Fiscal Council
Total compensation for the fiscal year ended December 31, 2009 – annual amounts
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
No. of members	7.67	5.67		13.34
Fixed annual compensation
Salary or pro labore	1,104,000.00	6,835,097.00		7,939,097.00
Direct and indirect benefits	0.00	387,890.00		387,890.00
Participation in committees	360,000.00	0.00		360,000.00
Other	0.00	0.00		0.00
Variable compensation
Bonus	0.00	11,045,503.00		11,045,503.00
Profit sharing	0.00	0.00		0.00
Participation in meetings	0.00	0.00		0.00
Commissions	0.00	0.00		0.00
Other	0.00	2,193,300.00		2,193,300.00
Post-employment benefits	0.00	75,295.00		75,295.00
Benefits due to interruption of position	0.00	0.00		0.00
Share-based compensation	0.00	0.00		0.00
Total compensation	1,464,000.00	20,537,085.00		22,001,085.00

13.3 Variable compensation in the last three years and compensation expected for the current year for the Board of Directors, Statutory Executive Board and Fiscal Council:
	Board of Directors		Fiscal Council		Statutory Executive Board
	2009	2010	2009	2010	2009	2010
Number of members	N/A	N/A	N/A	N/A	5.67	7.42
Bonus
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A	0	0
Maximum amount expected for the compensation plan [1]	N/A	N/A	N/A	N/A	R$11,504,038	R$17,258,174
Amount expected for the compensation plan – goals achieved [2]	N/A	N/A	N/A	N/A	R$11,504,038	R$17,258,174
Actual amount booked	N/A	N/A	N/A	N/A	R$13,238,803	R$17,258,174
Profit sharing
Minimum amount expected for the compensation plan	N/A	N/A	N/A	N/A	N/A	N/A
Maximum amount expected for the compensation plan	N/A	N/A	N/A	N/A	N/A	N/A
Amount expected for the compensation plan – goals achieved	N/A	N/A	N/A	N/A	N/A	N/A
Actual amount booked	N/A	N/A	N/A	N/A	N/A	N/A

1The maximum amount in 2009 was lower than the actual amount booked due to the payment of special bonuses.

2The maximum amount expected for the variable compensation plan considers the complete achievement of the established goals, with no additional payment if said goals are exceeded. When defining each Executive Officers’ goals, the Company expects these goals to be fully achieved and, therefore, the amount under “actual amount booked” for the current year is the same amount expected if the goals are 100% achieved.

13.4 Share-based compensation during the last three fiscal years and expected for the current fiscal year, paid to the members of the Board of Directors and Statutory Executive Board:

None.

13.5 State the number of shares or other ownership interests held by members of the Board of Directors, Statutory Executive Board or Fiscal Council, either directly or indirectly, in Brazil or abroad, as well as other securities convertible into shares or or other ownership interests issued by the Company, its direct or indirect controllers, subsidiaries or jointly-owned subsidiaries at the close of the last fiscal year:

COMPANY		12/31/2009
		Board of Directors	Statutory Executive Board	Fiscal Council	Total
Company	Type
Companhia Siderúrgica Nacional	Shares	833	0	0	833

SUBSIDIARIES		12/31/2009
		Board of Directors	Statutory Executive Board	Fiscal Council	Total
Company	Type
Vicunha Siderurgia S/A	Shares	1	0	0	1
Vicunhas Aços S.A.	Shares	1	0	0	1
Vicunha Steel S.A.	Shares	1	0	0	1
Rio Purus Participações S/A	Shares	1,000	0	0	1,000

SUBSIDIARIES		12/31/2009
		Board of Directors	Statutory Executive Board	Fiscal Council	Total
Company	Type
Cia Metalic Nordeste	Shares	0	2	0	2
Companhia Metalúrgica Prada	Shares	1	2	0	3
Congonhas Minérios S.A.	Shares	0	2	0	2
CSN Aços Longos S/A	Shares	0	2	0	2
CSN Cimentos S/A	Shares	0	1	0	1
CSN Gestão de Recursos Financeiros Ltda.	Capital stock quotas	0	1	0	1
Estanho de Rondônia S.A.	Shares	0	1	0	1
GalvaSud S/A1	Shares	0	2	0	2
INAL Nordeste S/A	Shares	1	2	0	3
Itaguaí Logística S/A	Shares	0	2	0	2
Itamambuca Participações S/A	Shares	0	1	0	1
Mineração Nacional S/A	Common Shares	0	2	0	2
Sepetiba Tecon S/A	Common Shares	0	3	0	3
[1] The merger of GalvaSud S/A occurred on January 29, 2010, after this assessment.

COMMON CONTROL		12/31/2009
		Board of Directors	Statutory Executive Bard	Fiscal Council	Total
Company	Type
Itá Energética S/A	Common Shares	0	2	0	2
MRS Logística S/A	Common Shares	0	1	0	1
Nacional Minérios S/A	Common Shares	1	3	0	4
Transnordestina Logística S/A	Common Shares	0	1	0	1

13.6 Share-based compensation for the Board of Directors and Statutory Executive Board in the last fiscal year and expected for the current fiscal year:

None.

13.7 Information regarding stock options held by members of the Board of Directors and Statutory Executive Board at the close of the last fiscal year:

None.

13.8 Stock options exercised and stock given as share-based compensation to members of the Board of Directors and the Statutory Executive Board in the last three fiscal years:

None.

13.9 Necessary information for the understanding of data disclosed in items 13.6 to 13.8 (including the method used for share and option pricing):

None.

13.10 Information on private pension plans granted to Board members and Statutory Executive Officers:

The Company offers its statutory executive officers the private pension plan CBS Previdência - Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional through which participants may contribute with 3% to 5% of their salary or earnings, which the Company matches 100%.

CBS Previdência – Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional
Statutory Executive Board
Number of members[1]	7
Executive officers entitled to retire	None
Conditions for early retirement	*
Updated amount of accumulated contributions up to the close of the last fiscal year, excluding contributions paid directly by executive officers	R$1,162,586.94
Total amount of accumulated contributions up to the close of the last fiscal year, excluding contributions paid directly by executive officers	R$86,063.67
Early withdrawal and its conditions	Yes. Officers no longer working for the Company and who have not begun receiving CBS payments

*Early retirement:

Participants must apply to be granted the benefit of early retirement, after which payment will occur in successive monthly installments, according to the conditions established in these regulations. The initial amount due will be determined based on:

I – the balance of the participant’s FGB (Benefit Generating Fund), calculated based on the value of the fund’s quotas in the month immediately prior to the one in which the benefit was requested;

II – the participant’s age, as well as that of the named beneficiaries, on the date when the benefit was requested;

III – application of the actuarial factor used to calculate monthly life annuity payments, with or without continued payment to the participant’s legal beneficiary(ies) after death, at the option of the participant.

Paragraph 1 – Early retirement benefit will be paid as of the date when the participant applied, provided he or she meets all the following conditions:

I – termination of employment with the Company;

II – minimum of forty-eight (48) years of age or, if the participant is already a pensioner of the Brazilian Social Security System (INSS), a minimum of forty-three (43) years;

III – minimum of three (3) years as a company employee.

Paragraph 2 – On the date of the application, the participant must name their legal beneficiary(ies), according to INSS regulations, in case of death and choose between one of the following types of annuity:

I – monthly life annuity with no continued payment to the participant’s legal beneficiary(ies) after death, calculated based on one hundred percent (100%) of FGB (payments stop when participant dies);

II – monthly life annuity with refund, calculated based on one hundred percent (100%) of FGB, paid to the participant during his or her lifetime, and after the participant’s death, to the beneficiaries, according to the percentage determined on application for early retirement, with a minimum of thirty-five percent (35%) and a maximum of one hundred percent (100%);

III – immediate withdrawal of up to twenty-five percent (25%) of the amount accumulated in the FGB, with the remainder being paid as a monthly lifetime annuity with or without continued payment to the participant’s legal beneficiary(ies) after death, provided the benefit based on the account balance is not less than twenty percent (20%) of the minimum paid by the INSS.

Paragraph 5 – If the initial early retirement benefit is lower than twenty percent (20%), the participant may choose, when applying, to receive the total accumulated amount.

Retirement for Disability:

The participant must also be a disability-based retiree with the INSS.

The disability annuity is granted to active participants, who pay their own contributions or whose plan is an employment benefit. Payments are calculated based on the following factors:

I – the participant’s accumulated amount with the FGB, calculated based on the value of the fund’s quota in the month immediately prior to the one in which the benefit was requested, incremented by the Projected Account Balance, if applicable;

II – the age of the participant and his or her joint beneficiaries considering all the following factors:

a) participant: fifty-five (55) years on the date of the first payment or the participant’s current age if older than 55 years;

b) in case of beneficiaries with life annuity: projected age according to the age considered for the participant;

c) in case of beneficiaries with rights to temporary annuity: the beneficiary’s age on the date of the first payment.

III – application of the actuarial factor used to calculate the monthly life annuity, with or without continued payment to the participant’s legal beneficiary(ies) after death, at the option of the participant.

Paragraph 5 – The amount of the Projected Account Balance to serve as the calculation base for disability retirement is limited to the amount that, adding the FGB composed by monthly contributions paid by the participant and the Company, generates a payable benefit that, added to the INSS benefit, comes to a maximum of 100% of the base-salary for calculating the contribution in the month immediately prior to the first benefit payment.

Paragraph 6 – the Projected Account Balance will not be used if the amount accumulated with the FGB, composed of monthly contributions paid by the participant and the Company is sufficient to generate an income payable that, added to the INSS benefit, is equal to or higher than the base salary for calculating the contribution in the month immediately prior to the first benefit payment.

Paragraph 7 - The amount accumulated with the FGB to be used as calculation base must not be lower than the total contributions converted into quotas to be credited in the Participant Account, added to the funds transferred, also converted into quotas and registered in the Transfer Account, including monetary restatement pro rata tempore, plus six percent (6%) p.a.

Paragraph 8 – On the date of the application, the active participant, either paying his or her contributions or sponsored by the Company, must name his or her legal beneficiary(ies) recognized by the INSS in case of survivorship annuity and choose between one of the following types of annuity:

I – Monthly life annuity with no refund, calculated based on one hundred percent (100%) of the FGB, plus the Projected Account Balance, if the case, whose payments stop when the participant dies;

II – Monthly life annuity with refund, calculated based on one hundred percent (100%) of the FGB, plus the Projected Account Balance, paid to the participant during his or her lifetime, and after the participant’s death, to the legal beneficiary(ies), according to the benefit percentage determined when the application for disability retirement was made, with a minimum of thirty-five percent (35%) and a maximum of one hundred percent (100%);

III – Immediate withdrawal of up to twenty-five percent (25%) of the amount accumulated in the FGB and the Projected Account Balance, if applicable, with the remainder being paid a monthly lifetime annuity, with or without continued payment to the participant’s legal beneficiary(ies) after death, provided the remaining balance does not result in a benefit of less than twenty percent (20%) of the minimum paid by the INSS.

13.11 Maximum, minimum and average compensation paid to members of the Board of Directors, Statutory Executive Board and Fiscal Council in the last 3 fiscal years:

Justification for not completing the chart:

Information not disclosed in accordance with decision of the 5th Federal Court of Rio de Janeiro (case no. 2010.5101002888-5), in favor of IBEF - Rio de Janeiro, an institute to which the company is affiliated.

13.12 Describe all contractual arrangements, insurance policies or compensation mechanisms for management in case of termination or retirement, indicating financial consequences incurred by the Company:

Not applicable.

13.13 Percentage of total compensation of each body, as recognized in the Company’s results, for members of the Board of Directors, Statutory Executive Board or Fiscal Council that are direct or indirect related parties of the controllers, according to all applicable accounting rules governing the matter:
	Board of Directors	Statutory Executive Board	Fiscal Council
Percentage	9.84%	45.09%	N/A

13.14 Amounts paid to members of the Board of Directors, Statutory Executive Board and Fiscal Council, by body, for any reason not related to their position (i.e. commissions, consulting or advisory fees) as recognized in the Company’s results

None.

13.15 Amounts recognized in the results of the Company’s direct or indirect controllers, jointly-controlled subsidiaries or subsidiaries, as compensation for members of the Board of Directors, Statutory Executive Board, or Fiscal Council, by body, specifying the type of payment and to whom it was paid:
2009
		Board of Directors	Statutory Executive Board	Fiscal Council	Total
Company	Type of Payment
Itá Energética S/A.	Pro Labore	R$221,000	N/A	N/A	R$ 221,000

13.16 Other material information:

None.

14.1 Describe the Company’s human resources, providing the following information:

a.            number of employees (total, by group, based on activity and location)

Location	Category	Effective Workforce
		Dec/09	Dec/08	Dec/07
Companhia Siderúrgica Nacional S.A. (branches):		12,050	11,460	10,297
	Subtotal	548	521	469
Branches in the South	1. Management 2. Specialists 3. Administrative/Operational	24 48 476	23 49 449	19 48 402
	Subtotal	2,186	1,948	1,726
Branches in Minas Gerais	1. Management 2. Specialists 3. Administrative/Operational	130 137 1,919	123 115 1,710	118 92 1,516
	Subtotal	508	462	331
Branches in São Paulo	1. Management 2. Specialists 3. Administrative/Operational	93 360 55	81 328 53	72 208 51
	Subtotal	8,663	8,430	7,749
Branches in Rio de Janeiro	1. Management 2. Specialists 3. Administrative/Operational	438 713 7,512	432 694 7,304	429 733 6,587
CSN Cimentos S.A.	Subtotal	124	83	22
	1. Management 2. Specialists 3. Administrative/Operational	12 7 105	6 3 74	4 4 14

Estanho de Rondônia S.A. – ERSA (Ariquemes - Rondônia) All units	Subtotal	148	175	153
	1. Management 2. Specialists 3. Administrative/Operational	19 4 125	20 5 150	21 3 129

Galvasud S.A. (Rio de Janeiro – RJ)	Subtotal	274	259	272
	1. Management	16	17	19
	2. Specialists	18	16	16
	3. Administrative/Operational	240	226	237
Companhia Metalúrgica Prada Distribuição (Inal)	Subtotal	462	430	410
	1. Management	36	36	37
	2. Specialists	75	76	74
	3. Administrative/Operational	351	318	299
Inal Nordeste S.A.	Subtotal	68	69	71
	1. Management	5	5	6
	2. Specialists	4	3	2
	3. Administrative/Operational	59	61	63

Companhia Metalic S.A.	Subtotal	208	220	209
	1. Management 2. Specialists 3. Administrative/Operational	29 22 157	29 26 165	26 26 157
Sepetiba Tecon S.A.	Subtotal	476	555	545
	1. Management	32	31	30
	2. Specialists	37	40	39
	3. Administrative/Operational	407	484	476
Transnordestina Logística S.A. (Fortaleza – Ceará)	Subtotal	1,161	1,301	1,424
	1. Management	125	141	162
	2. Specialists	63	62	65
	3. Administrative/Operational	973	1,098	1,197
Nacional Minérios S.A.	Subtotal	478	389	298
	1. Management	43	31	-
	2. Specialists	26	7	-
	3. Administrative/Operational	409	351	-
Companhia Metalúrgica Prada - Prada Embalagens	Subtotal	1,167	1,277	1,263
	1. Management	36	-	-
	2. Specialists	57	-	-
	3. Administrative/Operational	1,074	-	-
Lusosider – Aços Planos S.A.	Subtotal	190	194	250
	1. Management	25	28	32
	2. Specialists	31	27	34
	3. Administrative/Operational	134	139	184
Companhia Siderúrgica Nacional, LLC	Subtotal	199	208	237
	1. Management	25	27	28
	2. Specialists	38	45	55
	3. Administrative/Operational	136	136	154
Total		16,881	16,537	15,429

	Category	Effective Workforce
		Dec/09	¹Dec/08	²Dec/07
Total (3)	Subtotal	16,881	16,537	15,429
	1. Management	1,091	1,033	1,008
	2. Specialists	1,646	1,499	1,393
	3. Administrative/Operational	14,144	12,728	11,467

1 Prada Embalagens had no division by category in 2008.

2 Prada Embalagens and Nacional Minérios S.A. had no division by category in 2007.

Categories:
1. Management	Executive officers, executive assistants, general managers, managers, coordinators and supervisors.

2. Specialists	Graduate positions (e.g. analysts, specialists, engineers).

3. Administrative/Operational	Technical, administrative and operational positions (technicians, assistants, auxiliary personnel and operators).

b.            number of outsourced employees (total, by group, based on activity and location)

Location	Outsourced Employees (Total)
	Dec/09	Dec/08	Dec/07
Companhia Siderúrgica Nacional (branch offices):
Branches in the South	358	298	419
Branches in Minas Gerais	5,371	5,806	4,932
Branches in São Paulo	22	22	33
Branches in Rio de Janeiro	11,338	11,152	11,023
CSN Cimentos S.A.	2,455	2,485	1,448
Estanho de Rondônia S.A. – ERSA (Ariquemes - Rondônia) - all units	50	52	42
Galvasud S.A. (Rio de Janeiro – RJ)	128	100	127
Companhia Metalúrgica Prada Distribuição (Inal)	193	193	196
Inal Nordeste S.A.	21
Companhia Metalic S.A.	80	71	87
Sepetiba Tecon S.A.	162	189	172
Transnordestina Logística S.A. (Fortaleza – Ceará)	514	368	224
Nacional Minérios S.A.	-	174	-
Companhia Metalúrgica Prada - Prada Embalagens	101	180	325
Lusosider – Aços Planos S.A.	47	08	135
Companhia Siderúrgica Nacional, LLC	1	0	10
Total	20,841	21,098	19,173

c.             turnover ratio
Location	Turnover (average)
	2009	2008	2007
Companhia Siderúrgica Nacional (branches):
South branch offices	1.94%	1.79%	1.61%
Branch offices in Minas Gerais	0.69%	1.31%	1.80%
Branch offices in São Paulo	1.37%	2.40%	2.59%
Branch offices in Rio de Janeiro	1.39%	1.28%	0.93%
CSN Cimentos S.A.	-	-	-
Estanho de Rondônia S.A. – ERSA (Ariquemes - Rondônia) All units	2.19%	2.28%	2.08%
Galvasud S.A. (Rio de Janeiro – RJ)	1.81%	1.04%	1.68%
Companhia Metalúrgica Prada Distribuição (Inal)	1.87%	1.81%	1.85%
Inal Nordeste S.A.	2.12%	2.32%	5.05%
Companhia Metalic S.A.	0.77%	1.13%	1.41%
Sepetiba Tecon S.A.	0.99%	1.39%	1.02%
Transnordestina Logística S.A. (Fortaleza – Ceará)	0.82%	0.73%	0.88%
Nacional Minérios S.A.	1.06%	-	-
Companhia Metalúrgica Prada - Prada Embalagens	1.10%	-	-
Lusosider – Aços Planos S.A.	1.29%	1.90%	8.46%
Companhia Siderúrgica Nacional, LLC	0.58%	0.81%	-
Total	1.33%	[1] 1.55%	[2] 2.45%

1 Excludes Companhia Metalúrgica Prada - Prada Embalagens and Nacional Minérios S.A. (January - April).

2 Excludes Companhia Metalúrgica Prada - Prada Embalagens and Nacional Minérios S.A.

d.              exposure of the issuer to labor liabilities and contingencies

On December 31, 2007, there were 9,162 labor claims in progress in which the Company was the defendant (8,196 claims in 2006), with provisions for labor contingencies totaling R$90,310.

On December 31, 2008, there were 9,609 labor claims in progress in which the Company was the defendant, with provisions for labor contingencies totaling R$120,403.

On December 31, 2009, there were 9,417 labor claims in progress in which the Company was the defendant, with provisions for labor contingencies totaling R$131,032.

14.2 Describe any relevant changes to the numbers disclosed in item 14.1 above

None.

14.3 Describe the Company’s employee compensation policies, detailing:

a.            salary and variable compensation policies

The organization’s compensation policy focuses on internal and external equilibrium, offering competitive salaries, to attract, retain and motivate its employees.

Employees are entitled to a fixed and variable compensation.

The fixed portion of the compensation includes monthly salary, paid vacations and the mandatory 13th salary, as established by labor legislation, ensuring compensation compatible with the position.

Variable compensation offers the possibility of additional gains based on results posted by the Company and the employee’s specific area, as well as individual performance. Bonuses are paid annually as profit sharing, ensuring compensation compatible with the position. Variable compensation for Transnordestina Logística S.A. is only applicable to executives.

The organization grants pay rises according to the base-date of union collective bargaining agreements and as a result of wage parity adjustments, as well as in accordance with each employee’s performance and commitment, through merit-based increases and promotions.

b.            benefits policy

The benefits offered by the CSN Group, in line with market practices, are:

Vehicle: only applicable to the Company’s CEO.

Day-care Allowance: not applicable to Estanho de Rondônia S.A. and Companhia Metalic do Nordeste S.A..

Vacation Bonus: represents 36.67% of the monthly salary. Not applicable to CSN Paraná, CSN Cimentos S.A., Estanho de Rondônia S.A., Inal Nordeste S.A., Companhia Metalic S.A., Companhia Metalúrgica Prada, Sepetiba Tecon S.A. and Transnordestina Logística S.A..

Christmas Basket: applicable to all Group companies.

Annual Check-Up: applicable only to executives.

School Kit: applicable to the branches CSN Itaguaí, Casa de Pedra, Companhia Metalic S.A., Nacional Minérios S.A..

Health Plan: applicable to all Group companies.

Dental Plan: not applicable to Estanho de Rondônia S.A. and Companhia Metalúrgica Prada Distribuição (Inal).

Private Pension Plan: applicable to the Company and CSN Cimentos S.A.

Life Insurance: not applicable to Companhia Metalúrgica Prada - Prada Embalagens.

Food Vouchers: not applicable to Estanho de Rondônia S.A., Companhia Metalic do Nordeste S.A. and Companhia Metalúrgica Prada - Prada Embalagens.

Meal Voucher or Refectory: applicable to all Group companies.

c.             characteristics of share-based compensation plans for non-managerial employees:

None.

14.4 Describe the relationship between the Company and the unions:

The Company maintains good relations with its employees and the more than 50 unions representing the categories in each region. In 2009, there was only one strike, which occurred in Companhia Metalúrgica Prada in São Paulo and which was satisfactorily resolved after negotiations to the benefit of the Company and the employees. The Company always resorts to negotiations as a means of resolving impasses.

15.1/15.2 - Shareholdings:
Shareholder
Shareholder’s Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
Breakdown per type of share (units)
Type of share	Number of shares (units)	Shares - %
VICUNHA SIDERURGIA S.A.
02.871.007/0001-04	Brazilian-RJ	No	Yes	03/25/2010
697,719,990	46.200000%	0	0.000000%	697,719,990	46.200000%
OTHER
760,250,118	50.330000%	0	0.000000%	760,250,118	50.330000%
TREASURY SHARES
52,389,112	3.470000%	0	0.000000%	52,389,112	3.470000%
TOTAL
1,510,359,220	100.000000%	0	0.000000%	1,510,359,220	100.000000%

15.1/15.2 - Shareholdings:
CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Breakdown per type of share (units)
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock breakdown
VICUNHA SIDERURGIA S.A.				02.871.007/0001-04
OTHER
6	0.010000	0	0.000000	6	0.010000
TOTAL
580,634,278	100.000000%	468,298,605	100.000000	1,048,932,883	100.000000%
VICUNHA AÇOS S.A.
04.213.131/0001-08	Brazilian – SP	No	Yes	02/09/2006
580,634,272	99.990000%	468,298,605	100.000000	1,048,932,877	99.990000
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000

15.1/15.2 - Shareholdings:
CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Breakdown per type of share (units)
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock breakdown
VICUNHA AÇOS S.A.				04.213.131/0001-08
National Steel S.A.
07.634.811/0001-93	Luxembourg - DF	No	Yes	06/09/2010
0	0.000000%	110,521,137	100.000000	110,521,137	33.040333
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
OTHER
9	0.000004	0	0.000000	9	0.000003
TOTAL
223,982,562	100.000000	110,521,137	100.000000	334,503,699	100.000000
Vicunha Steel S.A.
04.213.131/0001-08	Brazilian – SP	No	Yes	06/09/2010
223,982,553	99.999999	0	0.000000	223,982,553	66.959664
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000

15.1/15.2 - Shareholdings:
CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Breakdown per type of share (units)
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock breakdown
National Steel S.A.				07.634.811/0001-93
CFL Participações S.A.
60.078.045/0001-00	Brazilian - DF	No	Yes	05/10/2005
124	40.000000	0	0.000000	124	40.000000
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
OTHER
0	0.000000	0	0.000000	0	0.000000
TOTAL
223,982,562	100.000000	110,521,137	100.000000	334,503,699	100.000000
Rio Purus Participações S.A.
60.078.060/0001-59	Brazilian – SP	No	Yes	05/10/2005
186	60.000000	0	0.000000	186	60.000000
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
TOTAL
310	100.000000	0	0.000000	310	100.000000

15.1/15.2 - Shareholdings:
CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholders’ Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Breakdown per type of share (units)
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock breakdown
Vicunha Steel S.A.				04.169.992/0001-36
CFL Participações S.A.
60.078.045/0001-00	Brazilian - DF	No	Yes	08/06/2010
88,994,550	39.999999	0	0.000000	88,994,550	39.999999
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
OTHER
9	0.000004	0	0.000000	9	0.000004
TOTAL
223,982,562	100.000000	110,521,137	100.000000	334,503,699	100.000000
Rio Purus Participações S.A.
60.078.060/0001-59	Brazilian – SP	No	Yes	08/06/2010
133,491,823	59.999997	0	0.000000	133,491,823	59.999997
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
TOTAL
222,486,382	100.000000	0	0.000000	222,486,382	100.000000

15.1/15.2 - Shareholdings:
CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Breakdown per type of share (units)
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock breakdown
CFL Participações S.A.				60.078.045/0001-00
Estate of Eliezer Steinbruch
		No	Yes
982,186,288	99.999995	0	0.000000	982,186,288	99.999995
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
OTHER
3,000	0.000305	0	0.000000	3,000	0.000305
TOTAL
982,189,288	100.000000	0	0.000000	982,189,288	100.000000

15.1/15.2 - Shareholdings:
CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Breakdown per type of share (units)
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock breakdown
CFL Participações S.A.				60.078.045/0001-00
Estate of Eliezer Steinbruch
		No	Yes
982,186,288	99.999995	0	0.000000	982,186,288	99.999995
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
OTHER
3,000	0.000305	0	0.000000	3,000	0.000305
TOTAL
982,189,288	100.000000	0	0.000000	982,189,288	100.000000

15.1/15.2 - Shareholdings:
CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Breakdown per type of share (units)
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock breakdown
Rio Purus S.A.				60.078.060/0001-59
Dorothéa Steinbruch
055.494.768-43	Brazilian - SP	No	Yes
1,404,092,446	99.999786	0	0.000000	1,404,092,446	99.999786
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
OTHER
3,000	0.000214	0	0.000000	3,000	0.000214
TOTAL
1,404,095,446	100.000000	0	100.000000	1,404,095,446	100.000000

15.1/15.2 - Shareholdings:
CONTROLLING SHAREHOLDER / INVESTOR
SHAREHOLDER
Shareholder’s Individual Taxpayer’s ID (CPF) / Corporate Taxpayer’s ID (CNPJ)	Nationality - State	Signatory to shareholders’ agreement	Controlling shareholder	Last alteration
Breakdown per type of share(units)
Number of common shares (units)	Common shares - %	Number of preferred shares (units)	Preferred shares - %	Total number of shares (units)	Total shares - %
CONTROLLING SHAREHOLDER / INVESTOR				Shareholder’s CPF/CNPJ	Capital stock breakdown
Rio Purus S.A.				60.078.060/0001-59
Dorothéa Steinbruch
055.494.768-43	Brazilian - SP	No	Yes
1,404,092,446	99.999786	0	0.000000	1,404,092,446	99.999786
Type of share	Number of shares (units)	Shares - %
TOTAL	0	0.000000
OTHER
3,000	0.000214	0	0.000000	3,000	0.000214
TOTAL
1,404,095,446	100.000000	0	100.000000	1,404,095,446	100.000000

15.3 – Capital distribution
Date of last meeting	03/25/2010
Number of individual shareholders (units)	45,050
Number of corporate shareholders (units)	1,344
Number of institutional investors (units)	1,642

Outstanding shares

Outstanding shares corresponding to all of the Company’s shares, except those held by the controlling shareholder and related parties, the Company’s management and shares held in treasury.

Common shares (units)	760,250,118	50.300000%
Preferred shares (units)	0	0.000000%
Total	760,250,118	50.300000%

15.4 The Company may add an organization chart of its controlling shareholders, identifying the direct and indirect controlling shareholders and shareholders who own five percent or more of a given class or type of shares.

Not applicable.

15.5 Information on shareholders’ agreements regulating the exercise of voting rights or the transfer of Company’s shares that are filed at the Company’s headquarters and to which the controlling shareholder is a party:

There is no shareholder agreement filed at the Company’s headquarters.

15.6 Material changes in the interests of other members of the Company’s controlling group and management:

There were no material changes in the interests of members of the Company’s controlling group.

The Company’s management does not hold a relevant interest.

15.7 Other material information:

None.

16.1 Rules, policies and practices of the Company regarding transactions with related parties (as defined by the accounting rules that address this matter):

Brazilian Corporation Law forbids board members and executive officers from: (i) performing any act involving the Company’s assets to the detriment of the Company;  (ii) receiving, due to their position, any type of direct or indirect advantage from third parties, without authorization in the respective Bylaws or of a shareholders’ meeting; and (iii) interfering in any corporate operation in which their interests conflict with those of the Company or in the resolutions taken by the Board of Directors regarding any such operation.

In accordance with the Company’s Bylaws, it is the responsibility of the Board of Directors to define the Executive Board's competence to approve the execution by the Company of any legal transactions, including loans and financing, including with its direct and indirect subsidiaries.

The Company’s financial and operational policies establish rules to ensure that all decisions, in particular those involving related parties, are taken in conformity with the Company’s interests, based on the main parameters used by the market. These rules cover the contracting, booking and processing of documents related to loan agreements, current accounts and advances for future capital increases with all companies in which the Company holds an interest, in Brazil and abroad, thereby defining the flow of operations from the planning stage to the remittance of cash and the respective records, controls and approvals.

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Nacional Minérios	01/28/2009	1,231,721,000.00	1,231,721,000.00	N/A	Indefinite	YES	0.000000
Relation with the Company	Subsidiary
Object of the agreement	Loan agreement
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	Interest rate: 100% of CDI
Exclusive Funds		2,724,714,000.00	2,724,714,000.00	N/A	Indefinite	NO	0.000000

Relation with the Company	Other
Object of the agreement	Investment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Prada	11/07/2007	68,329,000.00	0	N/A	Indefinite	YES	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Loan agreement
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	Interest rate: 100% of CDI
IIF	12/31/2008	20,521,000.00	20,521,000.00	N/A	Indefinite	YES	3.000000

Relation with the Company	Subsidiary
Object of the agreement	Loan agreement

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Aços Longos	12/14/2007	117,392,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Capital increase
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Nacional Minérios		383,990,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Capital increase
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason
Prada		-1,314,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Capital increase
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Inal Nordeste		6,000,000.00	0	N/A	Indefinite	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Capital increase
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Transnordestina	12/10/2009	178,132,000.00	3,362,000.00	N/A	12/10/2009	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Capital increase
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Cimentos		338,672,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Capital increase
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
MRS Logística	01/28/2009	281,180,000.00	65,979,000.00	N/A	01/31/2012	NO	0.000000

Relation with the Company	Affiliated company
Object of the agreement	Dividends

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Inal		41,194,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Dividends
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Sepetiba Tecon		23,073,000.00	23,073,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Dividends
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason
Galvasud		110,760,000.00	0	N/A	3 years	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Dividends
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
CSN I		56,469,000.00	0	N/A	3 years	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Dividends
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason
ERSA		21,435,000.00	0	N/A	3 years	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Dividends
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason
CSN Energia		24,783,000.00	0	N/A	3 years	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Dividends
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason
Nacional Minérios	01/28/2009	341,391,000.00	275,139,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Dividends

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Itá Energetica	01/28/2009	13,290,000.00	5,790,000.00	N/A	3 years	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Dividends
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason
Nacional Minérios	01/28/2009	26,161,000.00	26,161,000.00	N/A	01/31/2012	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
MRS Logística	01/28/2009	786,000.00	786,000.00	N/A	01/31/2012	NO	0.000000

Relation with the Company	Affiliated company
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
CSN Export		503,748,000.00	503,748,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Madeira		418,805,000.00	418,805,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Inal		20,232,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Prada		55,124,000.00	55,124,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Sepetiba Tecon		85,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Inal Nordeste		11,094,000.00	11,094,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Namisa Europe		5,734,000.00	5,734,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Galvasud		4,739,000.00	4,739,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cia. Metalic Nordeste		4,524,000.00	4,524,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Transnordestina		131,147,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Cimentos		878,000.00	878,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts receivable

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Inal		2,461,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Prada		2,499,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Sepetiba Tecon		445,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Fundação CSN		906,000.00	906,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Other
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason
Banco Fibra		34,000.00	34,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Other
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	N/A
Nature and reason
Sepetiba Tecon		1,112,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Advance to supplier
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
MRS Logística		137,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Affiliated company
Object of the agreement	Advance to supplier

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Cement (1)	06/10/2005	200,000,000.00	364,396,000.00	N/A	01/13/2017	YES	10.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements
CSN Cement (1)	09/30/2005	200,000,000.00	34,968,000.00	N/A	09/03/2010	YES	8.250000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements
CSN Cement (1)	06/29/2006	76,000,000.00	132,359,000.00	N/A	06/29/2018	YES	7.500000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
CSN Cement (1)	06/29/2006	224,000,000.00	390,110,000.00	N/A	06/29/2018	YES	7.500000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements
CSN Cement (1)	01/04/2008	172,000.00	304,436,000.00	N/A	10/07/2011	YES	7.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements
CSN Cement (1)	01/11/2008	19,000,000.00	33,372,000.00	N/A	01/14/2011	YES	7.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements
CSN Cement (1)	11/28/2008	25,000,000.00	43,742,000.00	N/A	11/28/2012	YES	5.666300

Relation with the Company	Subsidiary
Object of the agreement	Prepayment

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements
CSN Cement (1)	11/27/2008	25,000,000.00	43,742,000.00	N/A	11/28/2012	YES	5.666300

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements
CSN Cement (1)	05/12/2008	40,000,000.00	70,027,000.00	N/A	05/13/2013	YES	4.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(1) until 2008, Cinnabar was the creditor of these agreements
CSN Cement (2)	01/11/2008	20,000,000.00	35,975,000.00	N/A	01/17/2012	YES	7.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(2) until 2008, Iron was the creditor of these agreements

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
CSN Cement (2)	11/28/2008	28,000,000.00	48,991,000.00	N/A	11/28/2012	YES	5.666300

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(2) until 2008, Iron was the creditor of these agreements
CSN Cement (3)	09/24/2007	194,500,000.00	339,141,000.00	N/A	09/26/2016	YES	7.250000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	(3) until 2008, CSN Madeira was the creditor of these agreements
Cinnabar	06/10/2005	200,000,000.00	0	N/A	01/13/2017	YES	10.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	09/30/2005	20,000,000.00	0	N/A	09/03/2010	YES	8.250000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	06/29/2006	76,000,000.00	0	N/A	06/29/2018	YES	7.500000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	06/29/2006	224,000,000.00	0	N/A	06/29/2018	YES	7.500000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	01/04/2008	172,000,000.00	0	N/A	10/07/2011	YES	7.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Cinnabar	01/11/2008	19,000,000.00	0	N/A	01/14/2011	YES	7.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	11/28/2008	25,000,000.00	0	N/A	11/28/2012	YES	5.666300

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	11/27/2008	25,000,000.00	0	N/A	11/28/2012	YES	5.666300

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	05/12/2008	40,000,000.00	0	N/A	05/13/2013	YES	4.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	07/30/2002	30,000,000.00	0	N/A	06/28/2008	YES	8.710000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Export	07/16/2003	142,000,000.00	37,500,000.00	N/A	08/04/2010	YES	7.121700

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Export	06/10/2004	161,950,000.00	129,638,000.00	N/A	05/03/2012	YES	6.660140

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
CSN Export	06/09/2005	250,000,000.00	360,286,000.00	N/A	05/06/2015	YES	6.014340

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Madeira	09/24/2007	194,500,000.00	0	N/A	09/26/2016	YES	7.250000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Iron	01/11/2008	20,000,000.00	0	N/A	01/17/2012	YES	7.000000

Relation with the Company	Subsidiary
Object of the agreement	Prepayment
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Iron	11/28/2008	28,000,000.00	0	N/A	11/28/2012	YES	5.666300

Relation with the Company	Subsidiary
Object of the agreement	Prepayment

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	10/11/2007	931,857,000.00	0	N/A	12/01/2009	YES	1.500000

Relation with the Company	Subsidiary
Object of the agreement	Fixed Rate Notes
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Islands VII	03/12/2004	23,414,000.00	0	N/A	09/10/2008	YES	7.300000

Relation with the Company	Subsidiary
Object of the agreement	Fixed Rate Notes
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Islands VII	03/12/2004	8,307,750.00	0	N/A	09/10/2008	YES	7.750000

Relation with the Company	Subsidiary
Object of the agreement	Fixed Rate Notes
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:
Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
CSN Islands VIII		152,209,000.00	152,209,000.00	N/A	N/A	YES	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Fixed Rate Notes
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Islands VIII	06/15/2004	21,780,000,000.00	410,749,000.00	N/A	12/12/2013	YES	5.650000

Relation with the Company	Subsidiary
Object of the agreement	Fixed Rate Notes
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Islands VIII	06/30/2004	37,310,000,000.00	703,630,000.00	N/A	12/12/2013	YES	5.650000

Relation with the Company	Subsidiary
Object of the agreement	Fixed Rate Notes
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Ibéria	10/11/2009	36,000,000,000.00	678,971,000.00	N/A	07/13/2010	YES	5.750000

Relation with the Company	Subsidiary
Object of the agreement	Fixed Rate Notes

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Iron	06/01/2004	600,000,000.00	0	N/A	12/01/2009	YES	9.125000

Relation with the Company	Subsidiary
Object of the agreement	Intercompany Bonds
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Cements	12/01/2009	600,000,000.00	1,052,399,000.00	N/A	06/01/2047	YES	9.125000

Relation with the Company	Subsidiary
Object of the agreement	Intercompany Bonds
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Cement	04/01/2009	41,114,000.00	73,764,000.00	N/A	04/01/2013	YES	3.996100

Relation with the Company	Subsidiary
Object of the agreement	Intercompany loan
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Cinnabar	06/15/1999	94,680,000.00	0	N/A	Indefinite	YES	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Intercompany loan
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	Interest: IGPM + 6.0% p.a.
CSN Madeira	10/31/2001	17,752,000.00	17,752,000.00	N/A	09/15/2011	YES	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Intercompany loan
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	Interest: 6-month Libor + 2.25% p.a.
Nacional Minérios	08/21/2008	7,638,658,000.00	7,638,658,000.00	N/A	06/30/2042	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Advances from customers
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Cinnabar	11/01/2004	51,048,000.00	0	N/A	Indefinite	YES	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Loan agreement

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Ibéria	11/01/2004	269,249,000.00	269,249,000.00	N/A	11/30/2007	YES	10.000000

Relation with the Company	Subsidiary
Object of the agreement	Loan agreement
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Export	12/16/2003	10,450,000.00	10,450,000.00	N/A	11/30/2007	YES	7.5000000

Relation with the Company	Subsidiary
Object of the agreement	Loan agreement
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Nacional Minérios	08/21/2008	9,681,000.00	9,681,000.00	N/A	06/30/2042	YES	12.500000

Relation with the Company	Subsidiary
Object of the agreement	Loan agreement
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
CSN Madeira	12/31/2002	14,000,000.00	307,015,000.00	N/A	Indefinite	YES	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Loan agreement
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason	Interest: 6-month Libor + 3% p.a.
Cinnabar		232,584,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Energia		23,885,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Islands VIII	06/30/2004	1,600,000.00	1,600,000.00	N/A	Indefinite	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Current account

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Inal		22,033,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN Aceros		17,504,000.00	17,504,000.00	N/A	N/A	NO	0.0000000

Relation with the Company	Subsidiary
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
MRS Logística		2,142,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Affiliated company
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Nacional Minérios		4,417,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Current account
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CBS Previdência		69,944,000.00	69,944,000.00	N/A	Indefinite	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Pension fund
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Inal		809,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts payable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Galvasud		316,000.00	316,000.00	N/A	Indefinite	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts payable

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Nacional Minérios		3,272,000.00	0	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts payable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
CSN LLC		460,000.00	0	N/A	N/A	NO	0.0000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts payable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
ERSA		5,000.00	5,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Affiliated company
Object of the agreement	Accounts payable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Metalic		60,000.00	60,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts payable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Prada		1,326,000.00	1,326,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts payable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Inal Nordeste		22,000.00	22,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts payable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Fundação CSN		90,000.00	90,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Subsidiary
Object of the agreement	Accounts payable

16.2 Information on transactions with related parties:

Related party	Date of transaction	Amount involved (R$)	Balance	Amount (R$)	Final maturity	Loan or other type of debt	Interest rate
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
MRS Logística		75,565,000.00	75,565,000.00	N/A	N/A	NO	0.000000

Relation with the Company	Affiliated company
Object of the agreement	Accounts payable
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason
Itá Energetica		13,212,000.00	13,212,000.00	N/A	N/A	NO	0.0000000

Relation with the Company	Subsidiary
Object of the agreement	Services
Guarantees and insurance	N/A
Termination conditions	Default
Nature and reason

16.3 In relation to each of the transactions or set of transactions made in the last fiscal year mentioned in item 16.2:

a) identify the measures taken to deal with conflicts of interests

The operations executed between the Company and related parties are supported by: (i) the applicable legislation, in particular article 245 of Brazilian Corporation Law; (ii) the Corporate Governance Guidelines available on the company’s website; and (iii) the Company’s Code of Ethics, which establishes the means of dealing with conflicts of interests and the policies for entering into agreements with subsidiaries and affiliated companies.

Pursuant to the Company’s Bylaws, it is the responsibility of the Board of Directors to define the Executive Board’s competence to approve the execution by the Company of any legal transactions, including loans and financing, including with its direct and indirect subsidiaries.

b) demonstrate the strictly commutative character of the conditions agreed upon or the payment of appropriate compensation

The Company always acts in accordance with the highest ethical standards, considering the legislation, national and international regulations, antitrust laws, legislation that governs domestic and foreign trade, internal and external regulations, and the social context.

17.1 - General information on the Company’s capital stock

Date of authorization or approval	Capital value (Reais)	Paying-in term	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Type of capital	Issued Capital
03/25/2010	1,680,947,363.71		1,510,359,220	0	1,510,359,220

Type of capital	Subscribed Capital
03/25/2010	1,680,947,363.71		1,510,359,220	0	1,510,359,220

Type of capital	Paid-in Capital
03/25/2010	1,680,947,363.71		1,510,359,220	0	1,510,359,220

Type of capital	Authorized Capital
03/25/2010	0.00		2,400,000,000	0	2,400,000,000

17.2 - Increases in Capital Stock

Justification for not filling out the table:

The Company has not increased its capital stock in the last three years.

17.3 - Information on stock splits, reverse splits and bonus issues

Date of approval	Number of shares before approval (units)			Number of shares after approval (units)
	Number of common shares	Number of preferred shares	Total number of shares	Number of common shares	Number of preferred shares	Total number of shares
Split
01/22/2008	268,067,946	0	268,067,946	804,203,838	0	804,203,838

Split
03/25/2010	755,179,610	0	755,179,610	1,510,359,220	0	1,510,359,220

17.4 - Information on reductions in capital stock

Justification for not filling out the table:

The Company has not decreased its capital stock in the last three years.

17.5 - Other material information:

None.

18.1 - Stock rights

Type of share or share certificate	Common
Tag along	80.000000
Right to dividends

Pursuant to Brazilian Corporation Law and the Company’s Bylaws, the owners of stock issued by the Company have the right to receive dividends or other payments related to said shares, proportional to their interest. Pursuant to article 33 of the Company's Bylaws, 25% of annual net income after those deductions determined by the Bylaws and the adjustments pursuant to article 202 of Brazilian Corporation Law, shall be allocated to payment of the minimum mandatory dividend to all the Company's shareholders.

Right to vote	Full
Convertible	No
Right to capital reimbursement	Yes
Description of the characteristics of capital reimbursement

If the Company is wound up, its shareholders will be reimbursed proportional to their interest after the payment of all the Company's obligations.

Shareholders opposed to certain resolutions made by the Company in shareholders’ meetings may withdraw from the Company, under the terms and conditions determined by Brazilian Corporation Law.

In accordance with article 8 of the Company’s Bylaws, the value of the reimbursement for the shares of such dissenting shareholders will be arrived at by dividing the Company’s economic value, appraised under the terms of the law, by the total number of shares issued by the Company, excluding treasury shares.

Restrictions on outstanding shares	None
Conditions for the altering the rights of the Company’s securities

Pursuant to Brazilian Corporation Law, neither the Company’s Bylaws nor shareholders’ meeting resolutions can strip shareholders of their right to: (i) share in the Company’s profits; (ii) share, in the event the Company is wound up, in the distribution of any remaining assets, proportional to their interest; (iii) oversee the Company's management, in accordance with Brazilian Corporation Law; (iv) preference in the subscription to future capital increases, except under certain circumstances determined by Brazilian Corporation Law; and (v) withdraw from the Company in those circumstances established by Brazilian Corporation Law.

Other relevant characteristics	None.

18.2 Statutory rules that limit the voting rights of key shareholders or that oblige them to hold a public offer for the acquisition of shares:

The Company’s Bylaws do not envisage any limitations on shareholders’ voting rights.

18.3  Exceptions and restrictive clauses relative to equity or political rights set forth in the bylaws:

There are no exceptions and/or restrictive clauses concerning equity or political rights in the Company’s Bylaws.

18.4 Trading volume and the highest and lowest share prices traded

Year	12/31/2009
Quarter	Security	Type	Class	Market	Entity	Trading volume (R$)	Highest share price (R$)	Lowest share price (R$)	Price factor
03/31/2009	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	6,304,000,000	41.60	29.90	R$ per unit
06/30/2009	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	6,586,000,000	51.48	33.50	R$ per unit
09/30/2009	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	7,089,000,000	55.80	39.10	R$ per unit
12/31/2009	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	7,293,000,000	65.70	52.00	R$ per unit

Year	12/31/2009
Quarter	Security	Type	Class	Market	Entity	Trading volume (R$)	Highest share price (R$)	Lowest share price (R$)	Price factor
03/31/2008	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	9,104,000,000	159.90	44.51	R$ per unit
06/30/2008	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	10,612,000,000	86.30	62.30	R$ per unit
09/30/2008	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	11,007,000,000	70.05	36.15	R$ per unit
12/31/2008	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	5,893,000,000	40.40	19.76	R$ per unit

Year	12/31/2009
Quarter	Security	Type	Class	Market	Entity	Trading volume (R$)	Highest share price (R$)	Lowest share price (R$)	Price factor
03/31/2007	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	4,435,000,000	89.37	59.27	R$ per unit
06/30/2007	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	4,338,000,000	105.80	85.90	R$ per unit
09/30/2007	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	6,216,000,000	131.49	88.43	R$ per unit
12/31/2007	Shares	Common		Stock exchange	BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange	7,629,000,000	160.00	122.50	R$ per unit

18.5 Other securities issued by the Company

Security	Debentures
Identification	4th Debenture Issue
Date of issue	02/01/2006
Maturity date	02/01/2012
Amount (units)	60,000
Total value (R$)	600,000,000.00
Restrictions on trading	No
Convertibility	No
Possibility of redemption	Yes
Redemption conditions and calculation of redemption value

Redemption permitted at any time

Calculation of redemption value: the issuer may acquire the outstanding debentures at any time at a price not superior to their face value, plus a pro rata remuneration.

Characteristics

(i) maturity, including the conditions for early maturity:

The conditions for early maturity of the debentures are the normal ones in such operations, including:

- if the Company files for bankruptcy or is declared bankrupt, if the Company or any of its relevant subsidiaries (as defined in the debenture indenture) files for court-supervised or out-of-court reorganization, or if the Company is wound up.

- nonpayment by the Company of the amounts due pursuant to the terms of the debenture indenture within 30 days as of the respective maturity dates, except for the face value which has no default deadline.

- non-compliance by the Company with non-monetary obligations provided for in the debenture indenture within 30 days as of the date of receipt of a written notice from the trustee.

- the expropriation, seizure or any other measure of a Brazilian government entity that results in the loss, by the Company or any of its subsidiaries, of the direct or indirect ownership or possession of more than 80% of its assets, or in its inability to conduct its business, provided that said expropriation, seizure or any other measure materially affects the issuer’s capacity to pay its debenture obligations.

- the sequestration, attachment or levy of direct or indirect assets of the Company whose unit book value is higher than 80% of the Company’s shareholders’ equity at the time.

(ii) Interest: 103.6% of the CDI (interbank rate) p.a.

(iii) Guarantee and, if real, indication of the asset in question: none

(iv) In the absence of guarantee, unsecured or floating credit: unsecured

(v) Limitations imposed by the Company in relation to:

(a) the distribution of dividends: none

(b) the disposal of assets: early maturity, pursuant to provision 6.1.1 of the debenture indenture, in case of disposal of all or a significant part of the Company’s fixed assets, except if the entity acquiring these assets is incorporated in Brazil, the United States or any other investment-grade country and succeeds the Company in regard to the rights and obligations of the debentures.

(c) contracting of debt: none

(d) issue of new securities: none.

(vi) the trustee, indicating the key terms of the agreement: Planner Trustee DTVM Ltda., whose rights and obligations established in the debenture indenture are provided for by CVM Rule 28/83.

18.5 Other securities issued by the Company

Conditions for the alteration of the rights granted by these securities	Through the approval of a minimum of 75% of outstanding debentures.
Other material characteristics	None.
Security	Share Deposit Certificates
Identification	ADRs (Level II), traded on the NYSE under the ticker “SID”
Date of issue	11/14/1997
Amount (units)	343,599,502
Total value (US$)	0
Lock-up agreement	No
Convertibility	Yes
Convertibility conditions and effects on the capital stock	Convertible into the Company’s common shares
Possibility of redemption	Yes
Redemption conditions and calculation of redemption value	Redemption permitted at any time at the market value via trading on the NYSE.
Characteristics	Each ADR corresponds to one common share. Depositary bank: JP Morgan Custodian institution: Banco Itaú S.A.
Conditions for the alteration of the rights granted by these securities	Not applicable.
Other material characteristics	343.599.502 ADRs corresponded to US$ 6.071.403.200,00 (09/30/2010).

Security	Commercial Papers
Identification	Eurobond CSN Island VIII
Date of issue	12/15/2003
Maturity date	12/16/2013
Amount (units)	550,000
Total value (US$)	550,000,000.00
Restrictions on trading	Yes
Description of the restriction

The securities can only be sold to qualified institutional investors and investors not resident in the USA, as defined in Rule 144A of the 1933 Securities Act, until the term provided for in the same rule is completed.

Convertibility	No
Possibility of redemption	No
Characteristics	Early maturity: the papers will be redeemed in advance in the event of any default event as described in the agreement. Interest: 9.75% p.a. Guarantor: CSN Trustee: Bank of New York

18.5 Other securities issued by the Company

Conditions for the alteration of the rights granted by these securities	With the consent of the majority of the holders of the notes, or without their consent provided the terms are acceptable to the trustee..
Other material characteristics

Restriction on the sale of assets and the contracting of debt in amounts above 30% of the Company’s shareholders’ equity in order to guarantee any foreign debt without simultaneously or previously guaranteeing the notes and the other obligations.

Security	Commercial Papers
Identification	Eurobond CSN Island IX
Date of issue	09/24/2004
Maturity date	01/15/2015
Amount (units)	200,000
Total value (US$)	200,000,000.00
Restrictions on trading	Yes
Description of the restriction

The securities can only be sold to qualified institutional investors and investors not resident in the USA, as defined in Rule 144A of the 1933 Securities Act, until the term provided for in the same rule is completed.

Convertibility	No
Possibility of redemption	Yes
Redemption conditions and calculation of redemption value

Early redemption is permitted at any time, with notice of between 30 and 60 days prior to the settlement through payment of the total value of the issue, plus provisioned and unpaid interest and a contractual penalty.

Characteristics	Early maturity: the papers will be redeemed in advance in the event of any default event as described in the agreement. Interest: 10.5% p.a. Guarantor: CSN Trustee: Bank of New York
Conditions for the alteration of the rights granted by these securities	With the consent of the majority of the holders of the notes, or without their consent provided the terms are acceptable to the trustee.
Other material characteristics

Restriction on the sale of assets and the contracting of debt in amounts above 30% of the Company’s shareholders’ equity in order to guarantee any foreign debt without simultaneously or previously guaranteeing the notes and the other obligations.

Security	Commercial Paper
Identification	Eurobond CSN Island IX
Date of issue	01/21/2005
Maturity date	01/15/2015
Amount (units)	200,000
Total value (US$)	200,000,000.00
Lock-up agreement	Yes
Description of the restriction

The securities can only be sold to qualified institutional investors and investors not resident in the USA, as defined in Rule 144A of the 1933 Securities Act, until the term provided for in the same rule is completed.

Convertibility	No
Possibility of redemption	Yes

18.5 Other securities issued by the Company

Redemption conditions and calculation of redemption value

Early redemption is permitted at any time, with notice of between 30 and 60 days prior to the settlement through payment of the total value of the issue, plus provisioned and unpaid interest and a contractual penalty.

Characteristics	Early maturity: the papers will be redeemed in advance in the event of any default event as described in the agreement. Interest: 10.5% p.a. Guarantor: CSN Trustee: Bank of New York
Conditions for the alteration of the rights granted by these securities	With the consent of the majority of the holders of the notes, or without their consent provided the terms are acceptable to the trustee.
Other material characteristics

Restriction on the sale of assets and the contracting of debt in amounts above 30% of the Company’s shareholders’ equity in order to guarantee any foreign debt without simultaneously or previously guaranteeing the notes and the other obligations.

Security	Commercial Paper
Identification	Eurobond CSN Island X
Date of issue	07/14/2005
Maturity date	10/14/2010
Amount (units)	750,000
Total value (US$)	750,000,000.00
Lock-up agreement	Yes
Description of the restriction

The securities can only be sold to qualified institutional investors and investors not resident in the USA, as defined in Rule 144A of the 1933 Securities Act, until the term provided for in the same rule is completed.

Convertibility	No
Possibility of redemption	Yes
Redemption conditions and calculation of redemption value

Early redemption is permitted through payment of the total value of the issue as of 07/14/2010 and on the interest payment dates, with notice of between 30 and 60 days prior to the settlement, in the case of determined changes in taxation, plus provisioned and unpaid interest.

Characteristics	Early maturity: the papers will be redeemed in advance in the event of any default event as described in the agreement. Interest: 9.5% p.a. Guarantor: CSN Trustee: Bank of New York
Conditions for the alteration of the rights granted by these securities	With the consent of the majority of the holders of the notes, or without their consent provided the terms are acceptable to the trustee..
Other material characteristics

Restriction on the sale of assets and the contracting of debt in amounts above 30% of the Company’s shareholders’ equity in order to guarantee any foreign debt without simultaneously or previously guaranteeing the notes and the other obligations.

Security	Commercial Paper
Identification	Eurobond CSN Island XI
Date of issue	09/21/2009
Maturity date	09/21/2019
Amount (units)	750,000
Total value (US$)	750,000,000.00
Lock-up agreement	Yes
Description of the restriction

The securities can only be sold to qualified institutional investors and investors not resident in the USA, as defined in Rule 144A of the 1933 Securities Act, until the term provided for in the same rule is completed.

18.5 Other securities issued by the Company

Convertibility	No
Possibility of redemption	Yes
Redemption conditions and calculation of redemption value

Early redemption is permitted at any time, at the option of the issuer, in the case of determined changes in taxation, with notice of between 30 and 60 days prior to the settlement through payment of the total value of the issue, plus provisioned and unpaid interest and other amounts due, or at any time, plus provisioned and unpaid interest and a contractual penalty.

Characteristics	Early maturity: the papers will be redeemed in advance in the event of any default event as described in the agreement. Interest: 6.875% p.a. Guarantor: CSN Trustee: Bank of New York
Conditions for the alteration of the rights granted by these securities	With the consent of the majority of the holders of the notes, or without their consent provided the terms are acceptable to the trustee..
Other material characteristics

Restriction on the sale of assets and the contracting of debt in amounts above 30% of the Company’s shareholders’ equity in order to guarantee any foreign debt without simultaneously or previously guaranteeing the notes and the other obligations.

Security	Commercial Paper
Identification	Eurobond CSN Resources
Date of issue	07/21/2010
Maturity date	07/21/2020
Amount (units)	1,000,000
Total value (US$)	1,000,000,000.00
Lock-up agreement	Yes
Description of the restriction

The securities can only be sold to qualified institutional investors and investors not resident in the USA, as defined in Rule 144A of the 1933 Securities Act, until the term provided for in the same rule is completed.

Convertibility	No
Possibility of redemption	Yes
Redemption conditions and calculation of redemption value

Early redemption is permitted at any time, at the option of the issuer, in the case of determined changes in taxation, with notice of between 30 and 60 days prior to the settlement through payment of the total value of the issue, plus provisioned and unpaid interest and other amounts due, or at any time, plus provisioned and unpaid interest and a contractual penalty.

Characteristics	Early maturity: the papers will be redeemed in advance in the event of any default event as described in the agreement. Interest: 6.5% p.a. Guarantor: CSN Trustee: Bank of New York
Conditions for the alteration of the rights granted by these securities	With the consent of the majority of the holders of the notes, or without their consent provided the terms are acceptable to the trustee..
Other material characteristics

Restriction on the sale of assets and the contracting of debt in amounts above 30% of the Company’s shareholders’ equity in order to guarantee any foreign debt without simultaneously or previously guaranteeing the notes and the other obligations.

18.5 Other securities issued by the Company

Security	Commercial Paper
Identification	Eurobond CSN Islands XII Perpetual
Date of issue	09/23/2010
Amount (units)	1,000,000
Total value (US$)	1,000,000,000.00
Lock-up agreement	Yes
Description of the restriction

The paper can only be sold to qualified institutional investors and investors not resident in the U.S.A., as defined in Rule 144A of the 1933 Securities Act, until the term provided for in the same rule is ended.

Convertibility	No
Possibility of redemption	Yes
Redemption conditions and calculation of redemption value

Early redemption is permitted through payment of the total value of the issue as of 09/23/2010 and on the interest payment dates, with notice of between 30 and 60 days prior to the settlement, plus provisioned and unpaid interest and other amounts due.

Characteristics

Early maturity: the papers will be redeemed in advance in the event of any default event as described in the agreement.

Interest: 7.00 p.a.

Guarantor: CSN

Trustee: Bank of New York

Eurobonds are perpetual, with quarterly interest payments.

Conditions for the alteration of the rights granted by these securities	With the consent of the majority of the holders of the notes, or without their consent provided the terms are acceptable to the trustee.
Other material characteristics

Restriction on the sale of assets and the contracting of debt in amounts above 30% of the Company’s shareholders’ equity in order to guarantee any foreign debt without simultaneously or previously guaranteeing the notes and the other obligations.

18.6 Brazilian markets in which the Company’s securities can be traded:

The Company’s common shares are traded on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange under the ticker CSNA3.

The Company’s 4th debenture issue, currently outstanding, was registered for trading in the secondary market through the National Debenture System (SND), managed by CETIP – OTC Clearing House.

18.7 Securities admitted for trading overseas:

a. country: Unites States of America

b. market: New York Stock Exchange – NYSE

c. entity managing the market in which the securities are admitted for trading: New York Stock Exchange – NYSE

d. date of admission for trading: 11/14/1997

e. trading segment, if any: American Depositary Receipts (level II) are traded on the spot market.

f. date of listing on the trading segment: 11/14/1997

g. percentage of traded volume abroad in relation to total traded volume of each class and type in the last fiscal year: traded volume abroad (ADRs) represented 53% of total traded volume in 2009.

h. ratio of overseas certificates of deposit for each class and type of share, if any: 1:1 (each ADR corresponds to one common share), even after the stock split carried out on March 25, 2010.

i.  depository institution, if any: JP Morgan

j. custodian institution, if any: Banco Itaú S.A.

18.8 Public issues held by the Company or by third parties, including parent companies, subsidiaries and affiliated companies, related to the Company’s securities:

None.

18.9 Public offers by the Company for the acquisition of shares issued by third parties:

Cimpor – Cimentos de Portugal, SGPS. S.A.

On December 18, 2009, the Company announced a public offer for the acquisition by the Company itself, or indirectly through one or more of its subsidiaries, of 100% of the 672,000,000 shares issued by Cimpor – Cimentos de Portugal, SGPS, S.A. (“Cimpor”), which are traded on the Euronext Lisboa under the ticker CPR PL, for €5.75 per share.

The conclusion of the transaction was subject to its acceptance by shareholders retaining at least 50% plus one of the shares representing Cimpor’s capital stock, and to approval by the necessary regulatory and/or antitrust authorities, among other conditions and/or requirements.

The acquisition of Cimpor would be financed by the Company’s own available funds and funding from first-tier banks.

On February 12, 2010, the Company published a Material Fact containing a revision of the conditions governing the public offer for Cimpor’s shares, altering the price to €6.18 per share and stating that the offeror would be the subsidiary CSN Cement S.ar.l.

On February 23, 2010, it was announced that the condition of effectiveness defined in the prospectus for the offering related to the acquisition by CSN Cement S. à r. l. of at least one third of the shares plus one had not been achieved. The offering was thus rendered ineffective and no securities changed hands.

Corus Group plc

On November 17, 2006, the Company announced that its subsidiary CSN Acquisitions Limited had made a public offer for the acquisition of 100% of the shares issued by the Anglo-Dutch steel company Corus Group plc for 515 United Kingdom pence per share.  The auction was held on January 30, 2007, conducted by the UK Takeover Panel, and the Company’s bid was unsuccessful.

18.10 Other material information:

With regard to item 18.4:

On January 22, 2008, the Company undertook a 1:3 stock split. i.e. each existing share was represented by three new shares.

With regard to item 18.5:

In September 2009, the Company effected a bond issue through its wholly-owned subsidiary CSN Islands XI Corp, in the amount of US$750 million, at 6.875% per year and maturing in September 2019.

On July 14, 2010, the Company priced a bond issue through its wholly-owned subsidiary CSN Resources S.A.,  in the amount of US$1 billion, at 6.5% p.a. and maturing in July 2020, in accordance with Rule 144A and Regulation S of the of the 1933 U.S. Securities Act. The effective coupon was 99.096% and the bonds will be guaranteed by CSN. The proceeds will be allocated to extending the group’s debt profile and used for general corporate purposes.

19.1 Information on Company share buyback programs

Date resol.	Buyback period	Reserves and profit available (R$)	Type	Class	Amount expected (units)	% outstanding	Approved amount acquired (units)	Average weighted acquisition price	Price factor	% acquired
Other characteristics
05/07/2010	05/07/2010 to 06/08/2010	497,647,643.49	Common		28,874,810	3.600000	0	0.00	R$ per unit	0.000000
The Board of Directors has currently authorized a new share buyback program comprising up to 28,874,810 Company shares, effective between May 7 and June 8, 2010.

12/18/2009	12/18/2009 to 01/15/2010	1,546,904,868.43	Common		14,437,405	3.550000	0	0.00	R$ per unit	0.000000

On December 18, 2009, the  Board of Directors authorized a new program for the repurchase of Company shares to be held in treasury for future sale or cancellation, effective between December 18, 2009 and January 15, 2010. However, the Company did not acquire any shares through this program.

07/20/2009	08/13/2009 to 08/13/2009	1,938,514,865.30	Common		29,684,400	0.000000	29,684,400	45.49	R$ per unit	100.000000

On July 20, 2009, the Board of Directors approved the acquisition, through a private operation, of 29,684,400 ADRs held by Goldman Sachs as the result of a Total Return Equity Swap Transaction, at the settlement price, which was defined as the weighted average market price of the Company's shares in the 30 trading sessions immediately prior to the settlement date, converted into U.S. dollars at the spot exchange rate on the business day immediately prior to the settlement date, in accordance with the decision of the Board of the Brazilian Securities and Exchange Commission – Case RJ2009/5962. On August 13, the operation was settled and the ADRs repurchased. The ADRs were subsequently converted into common shares and cancelled.

02/02/2009	02/03/2009 to 02/25/2009	3,432,565,529.28	Common		9,720,000	2.190000	0	0.00	R$ per unit	0.000000

01/07/2009	01/08/2009 to 01/28/2009	3,432,565,529.28	Common		9,720,000	2.190000	0	0.00	R$ per unit	0.000000

12/03/2008	12/04/2008 to 01/04/2009	2,574,453,813.06	Common		9,720,000	2.190000	0	0.00	R$ per unit	0.000000

09/26/2008	09/29/2008 to 10/29/2008	2,563,501,738.12	Common		10,800,000	2.370000	10,800,000	29.40	R$ per unit	100.000000

Date resol.	Buyback period	Reserves and profit available (R$)	Type	Class	Amount expected (units)	% outstanding	Approved amount acquired (units)	Average weighted acquisition price	Price factor	% acquired
Other characteristics

08/04/2008	08/04/2008 to 08/27/2008	2,563,501,738.12	Common	10,800,000	2.370000	0	0.00	R$ per unit	0.000000

06/27/2008	06/30/2008 to 07/29/2008	1,775,293,572.61	Common	10,800,000	2.370000	0	0.00	R$ per unit	0.000000

06/02/2008	06/02/2008 to 06/26/2008	1,775,293,572.61	Common	10,800,000	2.370000	0	0.00	R$ per unit	0.000000

05/06/2008	05/06/2008 to 05/28/2008	1,775,293,572.61	Common	10,800,000	2.370000	0	0.00	R$ per unit	0.000000

03/20/2008	03/20/2008 to 04/28/2008	1,024,891,797.89	Common	10,800,000	2.370000	0	0.00	R$ per unit	0.000000

01/22/2008	01/23/2008 to 02/27/2008	1,024,891,797.89	Common	4,000,000	1.560000	0	0.00	R$ per unit	0.000000

01/29/2007	01/29/2007 to 01/25/2008	889,615.38	Common	923,628	0.590000	923,628	72.16	R$ per unit	100.000000

19.2 Changes in treasury securities

Justification for not completing the chart:

Given the impossibility of reflecting the stock splits approved by the Annual General Meetings of January 22, 2008 and March 25, 2010 in this item, the changes in treasury securities are shown in item 19.4.

19.3 Information on treasury securities on December 31, 2009

Security	Shares
Type of share	Class of share	Description of the security	Number (units)	Average weighted acquisition price	Price factor	Date of acquisition	% of outstanding shares
Common			26,194,556	45.49	R$ per unit	08/13/2009	6.890000

19.4 Other material information

The change in securities in the last three years is shown in the table below:

Board authorization	Amount authorized	Term of the program	Amount acquired	Shares cancelled	Average weighted acquisition price (R$)	Minimum and maximum acquisition price (R$)	Treasury balance
01/29/2007	923,628	01/29/2007 to 01/25/2008	923,628		72.16	35.88 and 75,04	15,578,128
12/21/2007	4,000,000	01/23/2008 to 02/27/2008 (1)			Not applicable	Not applicable	15,578,128
01/22/2008 (1)				4,000,000			11,578,128
03/20/2008	10,800,000 (2)	Until 04/28/2008			Not applicable	Not applicable	34,734,384
05/06/2008	10,800,000	Until 05/28/2008			Not applicable	Not applicable	34,734,384
06/02/2008	10,800,000	Until 06/26/2008			Not applicable	Not applicable	34,734,384
06/27/2008	10,800,000	06/30/2008 to 07/29/2008			Not applicable	Not applicable	34,734,384
08/01/2008	10,800,000	08/04/2008 to 08/27/2008			Not applicable	Not applicable	34,734,384
09/26/2008	10,800,000	09/29/2008 to 10/29/2008	10,800,000 (3)		29,40	29.40 and 41.85	45,534,384
12/03/2008				10,800,000 (4)	Not applicable	Not applicable	34,734,384
12/03/2008	9,720,000	12/04/2008 to 01/04/2009			Not applicable	Not applicable	34,734,384
01/07/2009	9,720,000	01/08/2009 to 01/28/2009			Not applicable	Not applicable	34,734,384
02/02/2009	9,720,000	02/03/2009 to 02/25/2009			Not applicable	Not applicable	34,734,384
07/20/2009	29,684,400	until Equity Swap settlement (5)	29,684,400 (5)		45.49	45.49	64,418,784
08/21/2009				8,539,828 (6)	Not applicable	Not applicable	55,878,956
09/14/2009				29,684,400 (7)	Not applicable	Not applicable	26,194,556
12/18/2009	14,437,405	12/18/2009 to 01/15/2010 (8)			Not applicable	Not applicable	26,194,556
03/25/2010 (9)					Not applicable	Not applicable	52,389,112
05/06/2010	28,847,810	05/07/2010 to 06/08/2010 (10)			Not applicable	Not applicable	52,389,112

(1) This program became effective only after the cancellation of shares approved by the Extraordinary Shareholders’ Meeting of January 22, 2008.

(2) As of this buyback program, the number of shares indicated already reflects the stock split and cancellation of shares approved by the Extraordinary Shareholders’ Meeting of January 22, 2008.

(3) All shares acquired under this program were repurchased as of October 2008.

(4) The Extraordinary Shareholders’ Meeting of December 3, 2008, approved the cancellation of 10,800,000 shares held in treasury, with no capital reduction.

(5) The Board of Directors approved the acquisition, through a private operation, of 29,684,400 ADRs held by Goldman Sachs as the result of a Total Return Equity Swap Transaction, at the settlement price, which was defined as the weighted average market price of the Company's shares in the 30 trading sessions immediately prior to the settlement date, converted into U.S. dollars at the spot exchange rate on the business day immediately prior to the settlement date, in accordance with the decision of the Board of the Brazilian Securities and Exchange Commission – Case RJ2009/5962. On August 13, the operation was settled and the ADRs repurchased. The ADRs were subsequently converted into common shares and cancelled.

(6) The Extraordinary Shareholders’ Meeting of August 21, 2009, approved the cancellation of 8,539,828 shares held in treasury, with no capital reduction;

(7) The Extraordinary Shareholders’ Meeting of September 14, 2009, approved the cancellation of 29,684,400 shares held in treasury, at the historical acquisition price of R$25.28/shares, with no capital reduction;

(8) On December 18, 2009, the Board of Directors authorized a new program for the repurchase of Company shares to be held in treasury for future sale or cancellation. However, the Company did not acquire any shares through this program.

(9) The Extraordinary Shareholders’ Meeting of March 25, 2010, approved a 1:2 treasury share split.

(10) The Extraordinary Shareholders’ Meeting of May 6, 2010, approved a new program for the repurchase of Company shares to be held in treasury for future sale or cancellation. However, the Company did not acquire any shares through this program.

20.1 Securities trading policy

Justification for not completing the chart

The Company currently has no securities trading policy and consequently complies with, and requires that its management and employees comply with, CVM Instruction 358 and other applicable rules.

20.2 Other material information

The guidelines for the trading of securities issued by the Company mentioned in item 20 is applicable to Management and other employees who have access to financial and confidential information, who shall comply with the following rules: (i) declare the number of shares owned when signing the term of investiture; (ii) declare the number of shares acquired or sold, directly or through third parties, up to ten days following the end of the month in which the trade(s) took place; and (iii) confirm, at the end of the fiscal year, the number of shares held and the number shares acquired or sold during the period.

In addition, Management and other employees who have access to financial and privileged information may not trade Company shares 15 days prior to the disclosure of the Company’s quarterly and annual results. In addition, the Company's Code of Ethics establishes that Management and other employees must refrain from providing information on the Company’s businesses, keeping privileged information and material acts or facts not yet disclosed to the market in the strictest confidence, and not use such information to obtain advantages of any nature, for themselves or third parties, such as the purchase, sale, exchange or trading of Company shares based on undisclosed information.

21.1 Rules, requirements or internal procedures adopted by the Company to ensure that the information to be publicly disclosed is collected, processed and reported in an accurate and timely manner.

The Company’s General Rule NG1004.01 approved the Disclosure Policy for Material Acts and Facts, which establishes the guidelines governing the disclosure of information in order to ensure that investors’ needs are compatible with the Company’s interests and facilitate communications with the market in general, in accordance with CVM Rule 358, of January 3, 2002.

CVM Rule 358 establishes that material acts or facts must be disclosed in a clear, simple and accurate manner in broad-circulation newspapers adopted by the Company, which may also include the on-line address where complementary information on the matter in question can be found, including (at least) the identical content of the communication sent to the CVM and the Stock Exchanges. Also according to the Rule, information must be disclosed before the beginning or after the end of trading on the Stock Exchanges.

21.2 The Company’s disclosure policy for material acts or facts (including the procedures related to the confidentiality of undisclosed material information):

The Company’s disclosure policy for material acts or facts complies with the prevailing legislation, in particular Brazilian Corporation Law, CVM Rule 358 and the U.S. Securities Act of 1934. Thus, any decisions taken by the controlling shareholders, resolutions taken by shareholders’ meetings or the Company’s administrative bodies, or any other political and administrative fact which could materially influence, (i) the price of securities issued by the Company or referenced to same, (ii) investors’ decisions to buy, sell or keep such securities; (iii) investors’ decisions to execute any rights inherent to their condition as holders of securities issued by the company or referenced to same, among others, must be disclosed.

In relation to the procedures for maintaining the confidentiality of information, material acts or facts may not be disclosed if the controlling shareholders or other shareholders believe their publication will endanger the Company’s interests. However, if the information leaks or if there is an atypical oscillation in the price and/or number of Company shares traded, the controlling shareholders or Management must disclose said act or fact immediately, either directly or through the Investor Relations Officer.

21.3 Officers responsible for the implementation, maintenance, evaluation and monitoring of the information disclosure policy

The Investor Relations Officer is responsible for the implementation, maintenance, evaluation and monitoring of the Company’s information disclosure policy.

21.4 Other material information:

None.

22.1 The acquisition or sale of any material asset not considered a normal operation in the Company's businesses:

There is no material asset not considered a normal operation in the Company's businesses.

22.2 Material changes in the execution of the Company’s businesses:

There were no material changes in the execution of the Company’s businesses.

22.3 Relevant contracts signed by the Company and its subsidiaries which are not directly related to its operational activities:

There are no relevant contracts signed by the Company and/or its subsidiaries which are not directly related to its operational activities.

22.4 Other material information:

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 28, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.